UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Transmedia Network Inc.
                                (Name of Issuer)


                   Common Stock, $0.02 par value, and Options
         to purchase additional shares of Common Stock, $0.02 par value
                         (Title of Class of Securities)


                                    893767301
                                 (CUSIP Number)


                             Robert Dean Avery, Esq.
                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                             Chicago, IL 60601-1692
                                 (312) 269-4103
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 30, 1999
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
        13D, and is filing this schedule because of Rule 13d-1(e), (f) or
                        (g), check the following box / /.


                         (Continued on following pages)

--------------------------------------------------------------------------------

                               CUSIP NO. 893767301
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   1      Names of reporting persons                        SignatureCard, Inc.
          IRS Nos. of above persons (entities only)         36-287-7527
--------- ----------------------------------------------------------------------
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   2      Check the appropriate box if a member of a group  (a)/ /
                                                            (b)/ /
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   3      SEC use only

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   4      Source of funds     SignatureCard, Inc. acquired the securities
                              through a sale of certain assets of its Dining a
                              la Card business to Transmedia Network Inc.   00
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   5      Check if disclosure of legal proceedings is required pursuant to Items
          2(d) or 2(e)                                                       / /
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   6      Citizenship or place of organization                           Indiana

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Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   7      Sole voting power                             0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   8      Shared voting power                           800,000

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   9      Sole dispositive power                        0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   10     Shared dispositive power                      800,000

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   11     Aggregate amount beneficially owned by each reporting person.  800,000
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        Check if the aggregate amount in Row (11) excludes certain shares  / /
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   13     Percent of class represented by amount in Row (11)                6.2%

--------- ----------------------------------------------------------------------
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   14     Type of reporting person                                            CO

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



--------------------------------------------------------------------------------

                               CUSIP NO. 893767301
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
                                                        General Electric Company
   1      Names of reporting persons                     14-0689340
          IRS Nos. of above persons (entities only)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   2      Check the appropriate box if a member of a group     (a)/ /
                                                               (b)/ /
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   3      SEC use only

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   4      Source of funds                                      00
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   5      Check if disclosure of legal proceedings is required pursuant to Items
          2(d) or 2(e)                                                      /x/
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   6      Citizenship or place of organization                          New York

--------- ----------------------------------------------------------------------
--------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   7      Sole voting power                               0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   8      Shared voting power                             800,000

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   9      Sole dispositive power                          0

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   10     Shared dispositive power                        800,000

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   11     Aggregate amount beneficially owned by each reporting person.  800,000
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        Check if the aggregate amount in Row (11) excludes certain shares  / /
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   13     Percent of class represented by amount in Row (11)     6.2%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   14     Type of reporting person                               CO

--------- ----------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

         The securities to which this statement relates are shares of Common Stock, par value $0.02 ("Common Stock"), of Transmedia Network Inc., a Delaware corporation ("Transmedia"), and stock options to purchase additional shares of Common Stock. Transmedia's principal executive offices are located at 11900 Biscayne Boulevard, Miami, Florida 33181.

ITEM 2.    IDENTITY AND BACKGROUND

         SignatureCard, Inc., an Indiana corporation ("SignatureCard"), operates a membership program under the Dining a la Card(R) trade name and service mark, which offers to members cash rebates or mileage credits in selected airline mileage programs on charges at participating restaurants. SignatureCard's principal office is located at 200 N. Martingale Road, Schaumburg, Illinois 60173.

         Information concerning the current executive officers and directors of SignatureCard is set forth on Schedule A to this Schedule 13-D. Each of such executive officers and directors is a citizen of the United States.

            SignatureCard is an indirect, wholly owned subsidiary of General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.


            GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.


            GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.


         GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).


         Information concerning the current executive officers and directors of General Electric is set forth on Schedule A to this Schedule 13-D.

         Except as set forth on Schedule A, to the best knowledge of the filing persons, no filing person or person named in Schedule A to this Schedule 13-D during the last five years has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 17, 1999, SignatureCard and Transmedia entered into an Asset Purchase Agreement pursuant to which Transmedia acquired certain assets of SignatureCard's Dining a la Card(R) business. As part of the consideration for the sale of these assets, on June 30, 1999 (the "Closing Date"), Transmedia issued 400,000 shares of Common Stock (the "Closing Date Shares") and stock options to purchase an additional 400,000 shares of Common Stock (the "Options") to SignatureCard. The descriptions of the terms and provisions of the Asset Purchase Agreement are qualified in their entirety by reference to the text of the Asset Purchase Agreement and the amendments thereto, which are filed as
Exhibit 1 hereto and incorporated by reference herein. The Options are exercisable beginning on September 28, 1999 at an exercise price per share of $4.00. The descriptions of the terms and provisions of the Option Agreement are qualified in their entirety by reference to the text of the Option Agreement, which is filed as Exhibit 2 hereto and incorporated by reference herein.

ITEM 4.    PURPOSE OF TRANSACTION

         SignatureCard acquired the Closing Date Shares and Options as partial consideration for the sale of certain assets of its Dining a la Card(R) business pursuant to the Asset Purchase Agreement. In addition, SignatureCard received the right to put the Closing Date Shares back to Transmedia at a price per share of $8.00 (the "Put"). The Put is exercisable starting six months after the Closing Date and for a period of two and a half years thereafter. SignatureCard will not be permitted to exercise the Put if, at the time of exercise, it is in material breach of the Services Collaboration Agreement, dated the Closing Date, between SignatureCard and Transmedia (the "Services Collaboration Agreement"). The descriptions of the terms and provisions of the Asset Purchase Agreement are qualified in their entirety by reference to the text of the Asset Purchase Agreement, which is filed as Exhibit 1 hereto and incorporated by reference herein.

         Pursuant to the terms of the Services Collaboration Agreement, SignatureCard and its affiliates (which include all filing persons) are restricted from purchasing more than 3% of Transmedia's voting securities (in addition to the Closing Date Shares and any shares issued upon exercise of the Options) or from taking certain other actions designed to influence the control of Transmedia for a period of five years following the Closing Date. The descriptions of the terms and provisions of the Services Collaboration Agreement are qualified in their entirety by reference to the text of the Services Collaboration Agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

         Notwithstanding the above, SignatureCard from time to time intends to review its investments in Transmedia on the basis of various factors, including Transmedia's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Transmedia's securities in particular, as well as other developments and other investment opportunities. SignatureCard will also consider its personal financial situation, including liquidity, alternative investment opportunities and tax and estate planning considerations. Based upon such review, SignatureCard will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If SignatureCard believes that further investment in Transmedia is attractive, whether because of the market price of Transmedia's securities or otherwise, SignatureCard may acquire securities of Transmedia either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, SignatureCard may determine to dispose of some or all of the securities currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions. The ability of SignatureCard to acquire or dispose of securities of Transmedia is limited by the terms of the Asset Purchase Agreement, the Option Agreement, the Services Collaboration Agreement and the Transition Services Agreement (as defined below), which are filed as Exhibits 1, 2, 3 and 4 to this Schedule 13-D and incorporated herein by reference. SignatureCard may, from time to time, engage one or more professional advisors to assist in its evaluation of the above factors.

         Except as set forth above and to the knowledge of the filing persons, no filing person or director of officer thereof has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Transmedia or the disposition of securities of Transmedia, (b) an extraordinary corporate transaction involving Transmedia or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Transmedia or any of its subsidiaries, (d) any change in the present board of directors or management of Transmedia, (e) any material change in Transmedia's present capitalization or dividend policy, (f) any other material change in Transmedia's business or corporate structure, (g) any change in Transmedia's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of Transmedia by any person, (h) causing a class of Transmedia securities to be de-listed, (i) a class of equity securities of Transmedia becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to any of those enumerated above.

         See Item 6 for additional information, the response to which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The share information listed in this Item Five relates to the Closing Date Shares and shares issuable upon exercise of the Options discussed in
Item 1.

         (a) On the Closing Date, SignatureCard, Inc acquired 400,000 shares of Common Stock, and upon exercise of the Options, it may acquire up to an additional 400,000 shares of Common Stock. The Options are exercisable beginning on September 28, 1999 at a price per share of $4.00. The descriptions of the terms and provisions of the Option Agreement are qualified in their entirety by reference to the text of the Option Agreement, which is filed as Exhibit 2 hereto and incorporated by reference herein. The aggregate number of shares SignatureCard beneficially owns is 800,000 shares of Common Stock, representing 6.2% of the shares of Common Stock issued and outstanding as of May 10, 1999 (based solely upon information contained in Transmedia's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the Securities and Exchange Commission).

         (b) SignatureCard may be deemed to have shared power to vote or direct the vote of and shared power to dispose of or to direct the disposition of the 800,000 shares of Common Stock referred to in (a) above.

         As the ultimate parent corporation of SignatureCard, GE may be deemed to have shared power to vote or to direct the vote of and shared power to dispose of or to direct the disposition of the 800,000 shares of Common Stock referred to in (a) above. Accordingly, in the aggregate GE may be deemed to beneficially own 800,000 shares of Common Stock, which would constitute approximately 6.2% of such Common Stock issued and outstanding at May 10, 1999 (based solely upon information contained in Transmedia's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the Securities and Exchange Commission).

         (c) No filing person nor, to the knowledge of the filing persons, any executive officer or director of the filing persons, has effected any transactions in the Common Stock during the past sixty days.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to above.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Asset Purchase Agreement, SignatureCard sold certain assets of its Dining a la Card(R) business. In exchange for the acquired assets and in addition to certain acquired liabilities and cash, Transmedia issued the Closing Date Shares and Options to SignatureCard on the Closing Date. The Options are exercisable beginning on September 28, 1999 at a price per share of $4.00. SignatureCard also received the Put, which enables SignatureCard to put the Closing Date Shares to Transmedia at a price of $8.00 per share, subject to certain limitations described in the Asset Purchase Agreement. The Put is exercisable starting six months after the Closing Date and for a period of two and a half years thereafter. The descriptions of the terms and provisions of the Asset Purchase Agreement and the Option Agreement are qualified in their entirety by reference to the text of the Asset Purchase Agreement and the amendments thereto and the Option Agreement, which are filed as Exhibits 1 and 2 hereto and incorporated by reference herein.

         In addition to entering into the Asset Purchase Agreement and the Option Agreement, SignatureCard and Transmedia executed the Services Collaboration Agreement and a Transition Services Agreement, dated the Closing Date (the "Transition Services Agreement"). Under the Services Collaboration Agreement, SignatureCard is required to perform certain marketing and promotional activities for the Dining A La Card(R) business and Transmedia is responsible for the daily operations of the Dining a la Card(R) business. The descriptions of the terms and provisions of the Services Collaboration Agreement are qualified in their entirety by reference to the text of the Services Collaboration Agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

         Pursuant to the terms of the Services Collaboration Agreement, SignatureCard and its affiliates (which include all filing persons) are restricted from purchasing more than 3% of Transmedia's voting securities (in addition to the Closing Date Shares and any shares issued upon exercise of the Options) or from taking certain other actions designed to influence the control of Transmedia for a period of five years following the Closing Date. The descriptions of the terms and provisions of the Services Collaboration Agreement are qualified in their entirety by reference to the text of the Services Collaboration Agreement, which is filed as Exhibit 3 hereto and incorporated by reference herein.

         Under the Transition Services Agreement and a related sublease between Transmedia and a non-filing affiliate of SignatureCard, Transmedia rents space at SignatureCard's principal executive offices in Schaumburg, Illinois. SignatureCard also provides customer service personnel, computer and systems support and other miscellaneous services to Transmedia under the Transition Services Agreement. The Transition Services Agreement expires on the first anniversary of the Closing Date. The descriptions of the terms and provisions of the Transition Services Agreement are qualified in their entirety by reference to the text of the Transition Services Agreement, which is filed as Exhibit 4 hereto and incorporated by reference herein.

         The responses to Items 4 and 5 are also incorporated by reference to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Agreements are filed as Exhibits to this Schedule 13-D and incorporated herein by reference.

Exhibit No.                    Title of Agreement
-----------                    ------------------

1.1 Asset Purchase Agreement, dated as of March 17, 1999, between SignatureCard and Transmedia.

1.2 Amendment No. 1 to Asset Purchase Agreement, dated as of April 15, 1999, between SignatureCard and Transmedia.

1.3 Amendment No. 2 to Asset Purchase Agreement, dated as of May 31, 1999, between SignatureCard and Transmedia

2     Option Agreement dated as of June 30, 1999, between SignatureCard and
      Transmedia

3 Services Collaboration Agreement dated as of June 30, 1999, between SignatureCard and Transmedia

4 Transition Services Agreement dated as of June 30, 1999, between SignatureCard and Transmedia

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURECARD, INC.                             GENERAL ELECTRIC COMPANY


       /s/ John B. Euwema                        /s/ Robert E. Healing
Name:  John B. Euwema                            Name:  Robert E. Healing
Title: Senior Vice President, Secretary          Title:  Corporate Counsel
       and General Counsel


Date:   August 9, 1999

                                   SCHEDULE A

                               SIGNATURECARD, INC.

EXECUTIVE OFFICERS:
Position presently vacant  Chief Executive Officer
Christopher R. Behrens     Senior Vice President (Sales and Client Marketing)
John B. Euwema             Senior Vice President, Secretary and General Counsel
Wayne B. Romanchuk         Senior Vice President (Clubs Marketing)
Vincent A. Sanchez         Senior Vice President (Operations)
Reid E. Simpson            Senior Vice President and Chief Financial Officer
Rodney E. Starmer          Senior Vice President (Clubs Marketing)
Patrick J. Casey           Vice President (Investments) and Treasurer

DIRECTORS:
Position presently vacant  Chairman
John B. Euwema

The present business address of all of the Executive Officers and the Director of SignatureCard, Inc. is 200 N. Martingale Rd., Schaumburg, IL 60173.

                            GENERAL ELECTRIC COMPANY

DIRECTORS:

                     PRESENT                             PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION

J.I.Cash, Jr.        Harvard Business School      Professor of Business
                     Baker Library 187            Administration-Graduate
                     Soldiers Field               School of Business
                     Boston, MA 02163             Administration, Harvard
                                                  University

S.S. Cathcart        222 Wisconsin Avenue         Retired Chairman,
                     Suite 103                    Illinois Tool Works
                     Lake Forest, IL 60045

D.D. Dammerman       General Electric Company     Vice Chairman of the Board
                     3135 Easton Turnpike         & Executive Officer, General
                     Fairfield, CT 06431          Electric Company; Chairman
                                                  and Chief Executive Officer,
                                                  General Electric Capital
                                                  Services, Inc.

P. Fresco            Fiat SpA                     Chairman of the Board,
                     via Nizza 250                Fiat SpA
                     10126 Torino, Italy

A. M. Fudge          Kraft Foods, Inc.            Executive Vice President
                     555 South Broadway
                     Tarrytown, NY  10591

C.X. Gonzalez        Kimberly-Clark de Mexico,    Chairman of the Board
                     S.A. de C.V.                 and Chief Executive
                     Jose Luis Lagrange 103,      Officer,
                     Tercero Piso                 Kimberly-Clark de Mexico,
                     Colonia Los Morales          S.A. de C.V.
                     Mexico, D.F. 11510, Mexico

A. Jung              Avon Products, Inc.          President and Chief
                     1345 Avenue of the Americas  Operating Officer,
                     New York, NY  10105          Avon Products, Inc.

K.G. Langone         Invemed Associates, Inc.     Chairman, President and
                     375 Park Avenue              Chief Executive Officer,
                     New York, NY  10152          Invemed Associates, Inc.

G.G. Michelson       Federated Department Stores  Former Member of the
                     151 West 34th Street         Board of Directors,
                     New York, NY 10001           Federated Department
                                                  Stores

S. Nunn              King & Spalding              Partner, King & Spalding
                     191 Peachtree Street, N.E.
                     Atlanta, Georgia 30303

J.D. Opie            General Electric Company     Vice Chairman of the
                     3135 Easton Turnpike         Board and Executive
                     Fairfield, CT 06431          Officer, General Electric
                                                  Company

R.S. Penske          Penske Corporation           Chairman of the Board
                     13400 Outer Drive, West      and President, Penske
                     Detroit, MI 48239-4001       Corporation

F.H.T. Rhodes        Cornell University           President Emeritus
                     3104 Snee Building           Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion International       Retired Chairman of the
                      Corporation                 Board and CEO
                     1 Champion Plaza             and former Director,
                     Stamford, CT 06921           Champion International
                                                  Corporation

D.A. Warner III      J. P. Morgan & Co., Inc.     Chairman of the Board,
                     & Morgan Guaranty Trust Co.  President, and Chief
                     60 Wall Street               Executive Officer,
                     New York, NY 10260           J.P. Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.      General Electric Company     Chairman of the Board
                     3135 Easton Turnpike         and Chief Executive
                     Fairfield, CT 06431          Officer, General Electric
                                                  Company


                                   Citizenship

                     C. X. Gonzalez                     Mexico
                     P. Fresco                          Italy
                     Andrea Jung                        Canada
                     All Others                         U.S.A.


EXECUTIVE OFFICERS

                     PRESENT                      PRESENT
NAME                 BUSINESS ADDRESS             PRINCIPAL OCCUPATION

J.F. Welch, Jr.      General Electric Company     Chairman of the Board and
                     3135 Easton Turnpike         Chief Executive Officer
                     Fairfield, CT 06431

P.D. Ameen           General Electric Company     Vice President and
                     3135 Easton Turnpike         Comptroller
                     Fairfield, CT 06431

J.R. Bunt            General Electric Company     Vice President and Treasurer
                     3135 Easton Turnpike
                     Fairfield, CT 06431

W.J. Conaty          General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         Human Resources
                     Fairfield, CT 06431

D.M. Cote            General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         GE Appliances
                     Fairfield, CT 06431

D.D. Dammerman       General Electric Company     Vice Chairman of the Board
                     3135 Easton Turnpike         and Executive Officer,
                     Fairfield, CT 06431          Electric Company; Chairman
                                                  and Chief Executive Officer,
                                                  General Electric Capital
                                                  Services, Inc.

L.S. Edelheit        General Electric Company     Senior Vice President -
                     P. O. Box 8                  Corporate Research
                     Schenectady, NY 12301        and Development

B.W. Heineman, Jr.   General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         General Counsel and
                     Fairfield, CT 06431          Secretary

J.R. Immelt          General Electric Company     Senior Vice President -
                     P.O. Box 414                 GE Medical Systems
                     Milwaukee, WI 53201

G.S. Malm            General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         Asia
                     Fairfield, CT 06431

W.J. McNerney, Jr.   General Electric Company     Senior Vice President -
                     1 Neumann Way                GE Aircraft Engines
                     Cincinnati, OH  05215

R.L. Nardelli        General Electric Company     Senior Vice President -
                     1 River Road                 GE Power Systems
                     Schenectady, NY 12345

R.W. Nelson          General Electric Company     Vice President -
                     3135 Easton Turnpike         Corporate Financial Planning
                     Fairfield, CT 06431          and Analysis

J.D. Opie            General Electric Company     Vice Chairman of the Board
                     3135 Easton Turnpike         and Executive Officer
                     Fairfield, CT 06431

G.M. Reiner          General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         Chief Information Officer
                     Fairfield, CT 06431

J.G. Rice            General Electric Company     Vice President -
                     2901 East Lake Road          GE Transportation Systems
                     Erie, PA  16531

G.L. Rogers          General Electric Company     Senior Vice President -
                     1 Plastics Avenue            GE Plastics
                     Pittsfield, MA 01201

K.S. Sherin          General Electric Company     Senior Vice President
                     3135 Easton Turnpike         - Finance and Chief Financial
                     Fairfield, CT 06431          Officer

L.G. Trotter         General Electric Company     Senior Vice President -
                     41 Woodford Avenue           GE Industrial Systems
                     Plainville, CT 06062

M.S. Zafirovski      General Electric Company     Senior Vice President -
                     Nela Park                    GE Lighting
                     Cleveland, OH 44112

                                   Citizenship

                     G. S. Malm                 Sweden
                     All Others                 U.S.A.


Item 2(d)   GE Convictions  Within the Past Five Years


         Her Majesty's Inspectorate of Pollution v. IGE Medical Systems
Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent
 ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.


                                End of Schedule A

                                                                     Exhibit 1.1


                            ASSET PURCHASE AGREEMENT

                           dated as of March 17, 1999

                                     Between

                             TRANSMEDIA NETWORK INC.

                                  as Purchaser

                                       and

                               SIGNATURECARD, INC.

                                    as Seller

                                TABLE OF CONTENTS
                                                                           Page

ARTICLE I SALE OF ASSETS; CONSIDERATION                                      1
    1.1 Sale of Assets                                                       1
    1.2 Excluded Assets                                                      5
    1.3 Consideration                                                        7

ARTICLE II CLOSING                                                          14
    2.1 Closing                                                             14

ARTICLE III REPRESENTATIONS AND WARRANTIES                                  19
    3.1 Seller's Representations and Warranties                             19
    3.2 Purchaser's Representations and Warranties                          31

ARTICLE IV ADDITIONAL COVENANTS                                             36
    4.1 Ordinary Course of Business                                         36
    4.2 Access to Information                                               37
    4.3 Confidentiality and Return of Documents                             39
    4.4 Non-Solicitation                                                    41
    4.5 Further Assurances                                                  41
    4.6 Books and Records.                                                  43
    4.7 Tax Cooperation                                                     43
    4.8 Regulatory and Other Permits                                        44
    4.9 Taxes and Fees                                                      45
    4.10 Processing                                                         45
    4.11 Financial Statements                                               46
    4.12 Covenant Not to Compete                                            46
    4.13 Commercially Reasonable Efforts                                    47
    4.14 Reservation of Shares                                              47
    4.15 No Impairment.                                                     47
    4.16 Bulk Transfer Laws.                                                47
    4.17 Collection of Rights-to-Receive                                    48
    4.18 Financing                                                          48
    4.19  Listing of Shares                                                 48

ARTICLE V CONDITIONS TO CLOSING                                             48
    5.1 Conditions to the Obligations of Purchaser                          48
    5.2 Conditions to the Obligations of Seller                             50

ARTICLE VI TERMINATION                                                      52
    6.1 Termination                                                         52
    6.2 Fees and Expenses                                                   53
    6.3 Effect of Termination                                               54

ARTICLE VII SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS;
    INDEMNIFICATION                                                         54
    7.1 Survival of Representations, Warranties and Covenants               54
    7.2 Seller's Indemnification Obligations                                55
    7.3 Purchaser's Indemnification Obligations                             56
    7.4 Claims for Indemnification; Defense of Indemnified Claims;
        Limitations on Indemnification
                                                                            57
    7.5 Payments; Non-Exclusivity                                           59
    7.6 Set Off                                                             60
    7.7 Subrogation                                                         61
    7.8 Mitigation                                                          61
    7.9 Consequential Damages                                               61

ARTICLE VIII EMPLOYMENT AND BENEFITS MATTERS                                62
    8.1 Hiring of Employees.                                                62
    8.2 Terms of Employment.                                                63
    8.3 Seller's Retention of Liability.                                    63
    8.6 No Third-Party Rights.                                              65
    8.7 Right to Terminate or Modify Plans.65

ARTICLE IX MISCELLANEOUS; GENERAL                                           66
    9.1 Modification or Amendment                                           66
    9.2 Waiver of Conditions                                                66
    9.3 Counterparts                                                        66
    9.4 Governing Law                                                       66
    9.5 Dispute Resolution (Arbitration)                                    66
    9.6 Consent to Jurisdiction                                             67
    9.7 Notices                                                             67
    9.8 Disclosure Schedules and Exhibits; Entire Agreement                 68
    9.9 Assignment; Delegation                                              69
    9.10 Definition of "Affiliate"                                          70
    9.11 Titles and Captions                                                70
    9.12 Severability.                                                      70
    9.13 Publicity                                                          71
    9.14 No Third Party Beneficiaries                                       71



Exhibit A - Option Agreement
Exhibit B - General Assignment, Assumption and Bill of Sale
Exhibit C-1 - Trademark Assignment
Exhibit C-2 - Domain Name Assignment
Exhibit D - Services Collaboration Agreement
Exhibit E-1 - Intellectual Property License Agreement
Exhibit E-2 - Software License Agreement
Exhibit F - Transition Services Agreement




                            ASSET PURCHASE AGREEMENT


                  This ASSET PURCHASE AGREEMENT is dated as of March 17, 1999, between Transmedia Network Inc., a Delaware corporation ("Purchaser"), and SignatureCard, Inc., an Indiana corporation ("Seller").

                  WHEREAS, Seller operates a membership program, under the Dining a la Card ("DALC") trade name and service mark, offering to members ("Members") cash rebates or mileage credits in selected airline mileage programs on charges at participating restaurants and other establishments ("Merchants") (the "Business"); and

                  WHEREAS, Purchaser desires to purchase and Seller desires to sell certain assets of the Business specified herein on the terms and subject to the conditions specified herein.

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, on the basis of and in reliance upon the representations and warranties set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                     ARTICLE
                          SALE OF ASSETS; CONSIDERATION

                  Sale of Assets. On the terms and subject to the conditions in this Agreement and for the consideration specified herein, at the Closing (as hereinafter defined):

                  Seller shall sell, transfer, convey, assign and deliver to Purchaser (or its designee), and Purchaser (or its designee) shall purchase, acquire and accept from Seller, free and clear of all mortgages, pledges, assessments, security interests, conditional sale or title retention contracts, leases, liens, adverse claims, Taxes (as hereinafter defined), levies, charges, options, rights of first refusal, transfer restrictions or other encumbrances of any nature, or any contracts, agreements or understandings to grant any of the foregoing (collectively, "Liens"), all of Seller's right, title and interest in, to and under the following assets and rights, in each case to the extent used or held for use in the Business, exclusive of the Excluded Assets (as hereinafter defined):

                  all rights-to-receive and other credits (both funded and unfunded) consisting of food, beverage, tax and tip credits at all Merchants wherever located, and all agreements, contracts, guarantees, instruments, security agreements and other documents evidencing or securing, and any and all collateral and security interests securing, such rights-to-receive and credits and any and all claims, rights and causes of action related thereto (collectively, the "Rights-to-Receive");

                  all arrearage sales contracts, rights and arrangements made in connection with the Business as listed in Schedule 3.1(i)(i) (collectively, the "Arrearage Sale Contracts");

                  all fictional business names, trade names, d/b/a names, logos, Internet domain names (www.dalc.com, www.dining-a-la-card.com and www.diningalacard.com), trademarks, service marks (including but not limited to DINING A LA CARD(R)), trade dress and any and all federal, state, local and foreign applications, registrations and renewals therefor, and all the goodwill associated therewith (collectively, "Marks"); all patents (including but not limited to all continuations, extensions, and reissues), patent applications, and inventions and discoveries that may be patentable (collectively, "Patents"); all copyrights in both published works and unpublished works (including but not limited to the copyright subsisting in any Marketing Materials, Membership Data, and Merchant Data (each, as defined below), and in online works such as Internet web sites, excluding any proprietary software underlying such web sites, and any federal or foreign applications, registrations and renewals therefor (collectively, "Copyrights"); all rights in any and all licensed or proprietary computer software, firmware, middleware, programs, applications, databases, and files (in whatever form or medium), including all material documentation, relating thereto, and all source and object codes relating thereto (collectively, "Computer Software and Files"); all know-how, trade secrets, confidential information, competitively sensitive and proprietary information (including but not limited to pricing information, supplier information, telephone and telefax numbers, and e-mail addresses), technical information, data, process technology, business plans, drawings, and blue prints (collectively, "Trade Secrets"); and the right to sue for past infringement, if any, in connection with any of the foregoing (collectively, the "Intellectual Property");

                  all agreements and arrangements permitting Seller's use of the Intellectual Property and Computer Equipment (as hereinafter defined) owned by third parties, or permitting third party use of the Intellectual Property or Computer Equipment owned by Seller, or for the processing, use, licensing, leasing, storage, or retrieval of software, data and information related to the Business (collectively, "Intellectual Property and Computer Agreements");

                  all lists, files, records, information and data related to Members who were acquired other than pursuant to an Excluded Contract (the "Membership Data") and all rights to such Members, and all lists, files, records, information and data related to Merchants (the "Merchant Data") and all rights to such Merchants;

                  any and all accounting business information, management information and internal reporting data and related books and records (in whatever form or medium maintained), including but not limited to advertising, marketing and sales programs, business, marketing and strategic plans, research and development reports and records, and advertising copy (including radio and television scripts), creative materials, production agreements, and all other promotional brochures, flyers, inserts and other materials used exclusively in connection with the Business (collectively, the "Marketing Materials");

                  all computer tapes, discs and other media which are used to store Intellectual Property, Membership Data, Merchant Data and Marketing Materials (the "Computer Equipment");

                  all agreements, contracts, guaranties, instruments and other documents to which Seller is a party that are listed in Schedule 3.1(i)(ii) (the "Assigned Contracts");

                  all claims of Seller against third parties relating to the Assets (as hereinafter defined), whether choate or inchoate, known or unknown, or contingent or non-contingent; and

                  to the extent transferable, any and all Permits (as hereinafter defined) used exclusively in connection with the Business; all as the same shall exist on the Closing Date (items (i) through (x) being, collectively, the "Assets").

                  Excluded Assets. Notwithstanding anything in this Agreement to the contrary, all assets, properties and rights of Seller other than those set forth in Section 1.1, including without limitation, the following assets, properties and rights of Seller (the "Excluded Assets"), shall be excluded from and shall not constitute part of the Assets, and Purchaser (and its designee) shall have no rights, title or interest in or duties or obligations of any nature whatsoever with respect thereto by virtue of the consummation of the transactions contemplated by this Agreement:

                  all contracts and other agreements to which Seller is a party (other than those described in Section 1.1 above), including contracts relating to marketing partner arrangements, that are listed in Schedule 1.2(i) (the "Excluded Contracts");

                  all rights of Seller in and to the trademarks, service marks, and any applications, registrations and renewals therefor, and all the goodwill, associated therewith, licensed by or subject to the Master License Agreement dated as of October 14, 1996 between Seller and CardPlus Japan Co., Ltd., as amended (the "Japanese License Agreement") and which are listed (by country and trademark) on Schedule 1.2(ii) hereto (collectively, the "Excluded Marks");

                  all rights of Seller in and to (x) the Card Member System, including all documentation relating thereto and all source and object codes relating thereto and (y) the Japan DALC Interface Software (as defined in the Japan DALC/USA DALC Interface Software Development Agreement between Seller and Card Plus Japan Co., Ltd. dated September 17, 1997) (together, the "Excluded Software"); all rights of Seller in the Internet domain name "sigg.com" and in and to the Internet website accessed via such domain name, including but not limited to all copyrights in all materials on such site and the software underlying such site, all trademarks, service marks, trade names and goodwill associated therewith, all proprietary computer software, programs, applications, databases, files (in whatever form or medium) and all proprietary information related thereto, in each case only to the extent that the foregoing is not otherwise required to be listed on Schedule 3.1(j)(i) hereto;

                  all rights of Seller in and to the Japanese License Agreement and the Original Equityholders Agreement dated as of November 15, 1996 by and among Richard Parkinson, Masaru Morimoto, Hiroshi Sato and Seller, as amended, and all other agreements between Seller and CardPlus Japan Co., Ltd. or related thereto, as set forth in Schedule 1.2(v) hereto;

                  all lists, files, records, information and data relating to Members who were acquired pursuant to an Excluded Contract (the "Excluded Membership Data") and all rights to such Members;

                  all advertising, marketing and sales programs, advertising copy (including radio and television scripts), creative materials, production agreements, broadcasting rights, broadcasting and advertising time, space, allowances and credits, and other promotional brochures, flyers, inserts and other materials used solely in connection with an Excluded Contract;

                  all proprietary software underlying the websites included among the Intellectual Property;

                  any assets, properties, rights and interests relating to the Excluded Liabilities (as hereinafter defined); and

                  all rights of Seller under this Agreement and the documents and instruments delivered to Seller pursuant to this Agreement.

Consideration.


                  As consideration for the Assets:

      (i) Purchaser shall deliver to Seller at the Closing:

            (A) stock certificates evidencing and representing 400,000 shares of Common Stock, par value $.02 per share, of Purchaser (the "Closing Date Shares"), registered in the name of Seller (or its nominee); and

            (B) options, evidenced by an option agreement substantially in the form of Exhibit A attached hereto (the "Option"), to purchase an additional 400,000 shares of Common Stock, par value $.02 per share, of Purchaser (the "Option Shares"), having an exercise price and such other terms and conditions as are specified in the Option.


      (ii) Purchaser shall pay to Seller at the Closing, an amount (the "Estimated Amount") in cash equal to the cash funded by Seller for all Qualified Rights-to-Receive (as hereinafter defined), net of usage and adjustments, as set forth on a schedule thereof to be prepared by Seller and delivered to and approved by Purchaser (which approval shall not be unreasonably withheld or delayed) at least two but not more than five business days prior to Closing, by wire transfer of immediately available funds to an account in Seller's name at such bank or banks in the United States as Seller shall specify in writing to Purchaser at least two business days prior to the Closing Date.

      (iii) After the total of the amounts Purchaser receives, within two years after the Closing Date, through normal usage or collection efforts of all Rights-to-Receive equals the Closing Amount (as hereinafter defined and as finally determined), Purchaser will pay to Seller in cash the amounts specified in the next sentence. The amounts payable to Seller pursuant to the preceding sentence shall be one-half of the lesser of (i) Seller's funded cost, net of usage and adjustments, in, and (ii) the amount actually received (net of out-of-pocket collection costs) in respect of, any Rights-to-Receive which Purchaser receives, through normal usage or collection efforts, within two years after the Closing Date (but after the date on which the condition in the first sentence of this paragraph (iii) is satisfied). For the purposes of the preceding sentences, (1) the amounts Purchaser shall be deemed to receive with respect to any Qualified Right-to-Receive shall not exceed the amount Purchaser pays Seller for such Qualified Right-to-Receive pursuant to this Section 1.3; and the amounts Purchaser shall be deemed to receive with respect to any Non-Qualified Right-to-Receive shall not exceed Seller's funded cost therefor;
(2) the amounts payable to Seller shall be reduced by any third party out-of-pocket collection costs Purchaser incurs with respect to the Rights-to-Receive; (3) if the condition stated in the first sentence of this paragraph (iii) is satisfied within two years following the Closing Date, any amounts recovered at any time with respect to any Rights-to-Receive following judgment or settlement of proceedings commenced prior to or within two years of the Closing Date to recover the same shall be deemed to have been recovered within such two-year period; and (4) no Rights-to-Receive originated after the Closing Date (whether by renewal or otherwise) shall be included in any calculation pursuant to this paragraph (iii). Payments that Seller is entitled to receive under this paragraph (iii) shall be made within 45 days following the last day of each calendar quarter after the date on which the condition in the first sentence of this paragraph (iii) is satisfied. It is expressly understood and agreed that Purchaser's payment obligations to Seller under this paragraph
(iii) of Section 1.3(a) may be subordinate and junior in right of payment to the rights of lenders under any financing arrangements into which Purchaser may enter in connection with the transactions contemplated hereby and Purchaser shall not be obligated to make any such payment to Seller until after such payment may be made under the terms of such financing arrangement.

      (iv) Effective as of the Closing Date, Purchaser will assume and agree to pay, perform and discharge, as and when due, and indemnify and hold Seller harmless from and against, (x) each obligation of Seller to be performed after the Closing Date with respect to the Assets and the Assigned Contracts and (y) each other liability of Seller thereunder (including liabilities for any breach of a representation, warranty or covenant, or for any claims for indemnification contained therein) to the extent and only to the extent that such liability is due to the actions of Purchaser (or any of Purchaser's Affiliates, representatives or agents) after the Closing Date (collectively, the "Assumed Liabilities"). Purchaser shall not assume, and shall not be obligated to pay, perform or discharge any liability or obligation of Seller other than the Assumed Liabilities (whether or not related to the Assets or Business) (collectively, the "Excluded Liabilities"), and shall not be obligated for any other claim, loss or liability relating to any act, omission or breach by Seller with respect to the Business, the Assets or the Assigned Contracts, or for any claim, loss or liability related to the Excluded Assets or the Excluded Liabilities, all of which Seller shall remain obligated to pay, perform and discharge and to indemnify and hold Purchaser harmless against.

                  "Qualified Rights-to-Receive" means the Rights-to-Receive, exclusive of credit balances, (i) which are included among the Assets and reflected on the unaudited balance sheet of the Business (net of any reserves) prepared by Seller in the ordinary course of business as of the close of the month preceding the Closing Date or are acquired by Seller after the date of such balance sheet in the ordinary course of business; (ii) which constitute food, beverage, tax and tip credits at Merchants that are currently in business, as to which Seller has not received written notice of, or does not otherwise have actual knowledge of, the commencement of any bankruptcy (whether voluntary or involuntary), reorganization or liquidation proceeding, arrangement with creditors or similar process or as to which Seller is otherwise explicitly informed will not remain in business for at least twelve months following the Closing Date, and (iii) which, based upon average sales at each Merchant during the two months prior to the Closing Date, can be expected to be used in the twelve-month period immediately following the Closing Date; provided, however, that all Rights-to-Receive reasonably funded and purchased by Seller in the ordinary course of business and consistent with past practice within two calendar months prior to the Closing Date involving Merchants that had not previously participated in the Business shall be included in the calculation of Qualified Rights-to-Receive at 100% of the funded cost thereof, net of usage and adjustments, as of the Closing Date. "Non-Qualified Rights-to-Receive" means all Rights-to-Receive that are not Qualified Rights-to-Receive.

                  (c) Post Closing Adjustment. Promptly following the Closing but in no event later than thirty days following the Closing, Purchaser and Seller shall each calculate the actual amount of Qualified Rights-to-Receive, net of usage and adjustments, included among the Assets at the Closing Date and shall deliver to each other a statement (the "Closing Statements") setting forth its calculation of the amount of cash funded by Seller therefor (the "Closing Amount"). The Closing Statements shall be prepared from the books and records maintained by Seller and transferred to Purchaser at the Closing in connection with the Business and shall fairly present the amount of Qualified Rights-to-Receive included among the Assets on a basis consistent with that regularly employed by Seller to value its Rights-to-Receive. In the event that the Closing Amount set forth on the Closing Statement prepared by one party differs from that set forth on the Closing Statement prepared by the other, the parties shall use their commercially reasonable efforts to agree upon the Closing Amount within ten days following the date on which both parties have received the Closing Statement prepared by each other. Any dispute not resolved within such 10-day period shall be submitted for resolution to a mutually acceptable, independent public accounting firm the expense of whose retention shall be shared equally by Seller and Purchaser, and the decision of such firm shall be final and binding on the parties. In the event that the Estimated Amount exceeds the Closing Amount (as finally determined), Seller shall pay to Purchaser the amount of such overage. In the event that the Closing Amount (as finally determined) exceeds the Estimated Amount, Purchaser shall pay to Seller the amount of such shortfall. Any payments to be made pursuant to this paragraph
(c) shall be made three (3) business days following the earlier of the date on which the (x) parties agree on the Closing Amount or (y) the decision of any independent accounting firm is rendered, and shall be made in the same manner as provided in paragraph (a)(ii) above.

                  (d) Put Right.

                        (i) Seller shall have the right, upon delivery to
                  Purchaser of notice in accordance with Section 9.7 hereof, to require Purchaser to purchase all or any part of the Closing Date Shares at a purchase price of $8.00 per share which price shall be adjusted equitably in the event of any stock split, combination or the like (the "Put Right"), free and clear of all Liens, proxies, voting restrictions, and other encumbrances, at any time within the period beginning on the date that is six (6) months after the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the "Put Period"); provided that Seller shall have delivered to Purchaser a certificate, signed by its Chief Executive Officer or Chief Financial Officer, stating that, as of the date of delivery of the Put Notice (as hereinafter defined) and as of the Put Date (as hereinafter defined), no material breach by it exists or will exist (or, with notice, lapse of time or both, would exist) under Section 11.2 of the Services Collaboration Agreement (as hereinafter defined); provided further, that if Seller is unable to deliver such certificate as at the dates set forth above but is able to cure such material breach within the cure period provided in Section
                  11.2 of the Services Collaboration Agreement, Seller shall be entitled to exercise the Put upon such cure, regardless of whether the Put Period has then tolled.

                        (ii) In order to exercise the Put Right, Seller shall
                  deliver written notice of its exercise thereof to Purchaser on any business day during the Put Period ("Put Notice"). A Put Notice shall be irrevocable and shall specify the number of Closing Date Shares as to which Seller is exercising the Put Right and the date (the "Put Date") for the repurchase of such Closing Date Shares, which shall not be less than twenty (20) nor more than sixty (60) days from the date of delivery of the Put Notice, and the bank account to which the purchase price therefor shall be paid. Seller shall not be entitled to deliver more than three (3) Put Notices to Purchaser.

                        (iii) Each closing of the repurchase of the Closing Date
                  Shares pursuant to this paragraph (d) shall take place on the relevant Put Date at the offices of Purchaser or on such other date or at such other place as the parties may agree. At the closing thereof, Purchaser shall deliver to Seller the purchase price for the Closing Date Shares being repurchased, payable by wire transfer of immediately available funds to the bank account specified in the Put Notice, against delivery by Seller to Purchaser (or its designee) of stock certificates evidencing such Closing Date Shares, duly endorsed for transfer, free and clear of all Liens, proxies, voting restrictions and other encumbrances and with appropriate stock transfer stamps attached and appropriate stock powers duly endorsed in blank.

                  (e) Allocation of Consideration. The consideration payable by Purchaser to Seller pursuant to this Section 1.3 represents the amount agreed upon by the parties to be the aggregate value of the Assets and shall be allocated among the Assets in accordance with their respective fair market values, which the parties have agreed are as set forth on Schedule 1.3 hereto. Any adjustment to the consideration made pursuant to paragraph (c) of this
Section 1.3 shall be reflected as an adjustment to the amount set forth on
Schedule 1.3 that is allocated to the specific Asset, if any, giving rise to the adjustment, and if any such adjustment does not relate to a specific Asset, such adjustment shall be allocated among the Assets in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder. Purchaser and Seller shall report the purchase and sale of the Asset, including, without limitation, on all tax returns (including, without limitation, Asset Acquisition Statements on IRS Form 8594) prepared and filed by or for any of Purchaser or Seller, in accordance with the allocation made pursuant to this paragraph (e) of Section 1.3 and shall not take a position in any tax proceeding or audit or otherwise that is inconsistent with such allocation.

                                     ARTICLE

                                     CLOSING
Closing.

                  1. Date and Place. The closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Morgan, Lewis & Bockius LLP, 5300 South East Financial Center, 200 S. Biscayne Boulevard, Miami, Florida 33131-2339, or such other location as the parties shall agree, commencing at 10:00 a.m. local time, on the fifth business day following the satisfaction or waiver of the conditions specified in Article V hereof, or at such other time and place as the parties may agree in writing. Subject to Section 6.1(f) hereof if, on the Closing Date, a breach in any representation or warranty hereunder shall exist such that the conditions set forth in Section 5.1(a) or Section 5.2(a) hereof are not satisfied, the Closing shall be adjourned for up to thirty (30) days to allow Purchaser or Seller, as the case may be, to cure such breach or inaccuracy. "Closing Date" means Seller's close of business on the date on which the Closing occurs.

                  2. Documents to be Delivered by Seller. At the Closing, Seller shall execute and deliver to Purchaser (or its designee):

                  a) copies of (A) the resolutions of the Boards of Directors of Seller, Montgomery Ward Enterprises, Inc., a Delaware corporation and the sole shareholder of Seller ("MWE") and Montgomery Ward Holding Corp., a Delaware corporation and the indirect corporate parent of MWE and Seller ("Parent") authorizing and approving this Agreement, the Additional Agreements (as hereinafter defined) and the transactions contemplated hereby and thereby, and
(B) the constitutive documents of Seller, MWE and Parent, each as amended and certified by the respective corporate Secretaries or Assistant Secretaries of Seller, MWE and Parent to be true, correct, complete and in full force and effect and unmodified as of the Closing Date;

                  a duly executed counterpart of the General Assignment, Assumption and Bill of Sale substantially in the form of Exhibit B hereto (the "Bill of Sale");

                  copies of all material approvals, consents of or filings with governmental authorities, and all material consents and approvals of third persons, required to permit the consummation of the transactions contemplated by this Agreement;

                  a certificate, dated the Closing Date signed by the Executive Vice President, General Counsel and Secretary of Parent, stating that the Creditors' Committee of Parent has consented to the entering into by Seller of this Agreement and the Additional Agreements and the consummation by Seller of the transactions contemplated hereby and thereby;

                  duly executed instruments of assignment (including, without limitation, the Trademark Assignment in substantially the form of Exhibit C-1 hereto and the Domain Name Assignment in substantially the form of Exhibit C-2 hereto (together, the "Intellectual Property Assignments") to Purchaser of all of the Intellectual Property, including without limitation, the DINING A LA CARD(R) trademark and tradename;

                  the certificate required by Section 5.1(f);

                  evidence of due filing by Parent with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the expiration of any waiting period thereunder;

                  incumbency certificates of the appropriate officers of Seller, MWE and Parent;

                  duly executed assignments of the Financing Statements (as hereinafter defined) and evidence of the due filing of the same;

                  a duly executed counterpart of the Services Collaboration Agreement, dated as of the Closing Date, by and between Purchaser and Seller in substantially the form of Exhibit D hereto (the "Services Collaboration Agreement");

                  a duly executed counterpart of the License Agreement and the Software License Agreement, each dated as of the Closing Date by and between Purchaser and Seller, in substantially the form of Exhibits E-1 and E-2 hereto, respectively (together, the "License Agreements"); a duly executed counterpart of the Transition Services Agreement, dated as of the Closing Date, by and between Purchaser and Seller, in substantially the form of Exhibit F hereto (the "Transition Services Agreement");

                  a counterpart of a Services Agreement, dated as of the Closing Date, by and between Purchaser and CardPlus Japan Co., Ltd., duly executed by CardPlus Japan Co., Ltd., in form and substance reasonably acceptable to Purchaser, Seller and CardPlus Japan Co., Ltd. (the "Services Agreement"; together with the Bill of Sale, the Services Collaboration Agreement, the Option, the Transition Services Agreement and the License Agreements, the "Additional Agreements"); and

                  a) such other documents or instruments to effect the transfer of the Assets and the other transactions contemplated hereby, and in such form, as Purchaser reasonably may request.

                  2. Documents to be Delivered by Purchaser. At the Closing, Purchaser (and its designee, if any) shall execute and deliver to Seller:

                  a) copies of (A) the resolutions of the Boards of Directors of Purchaser (and its designee) authorizing and approving this Agreement and all other transactions and agreements contemplated hereby, and (B) the constitutive documents of Purchaser (and its designee), each as amended and certified by the respective corporate Secretary or Assistant Secretary of Purchaser (and its designee) to be true, correct, complete and in full force and effect and unmodified as of the Closing Date;

                  the certificate required by Section 5.2(f) hereof;

                  evidence of payment of the Estimated Amount determined in accordance with the provisions of Section 1.3 hereof in the manner set forth in such Section;

                  stock certificates representing the Closing Date Shares registered in the name of Seller (or its nominee);

                  the Option, duly executed;

                  a certificate of incumbency of the appropriate officers of Purchaser (and its designee);

                  evidence of the due filing by Purchaser with the FTC and the DOJ pursuant to the HSR Act and the expiration of the waiting period thereunder; aduly executed counterpart of the Services Collaboration Agreement;

                  a duly executed counterpart of the License Agreements;

                  a duly executed counterpart of the Services Agreement;

                  a duly executed counterpart of the Transition Services Agreement;

                  an instrument of assumption of the Assumed Liabilities; and

                  a) such other documents or instruments to effect the transfer of the Assets and the other transactions contemplated hereby, and in such form, as Seller reasonably may request.

                  2. Rights of Purchaser. From and after the Closing, Purchaser as successor in interest to Seller but on behalf of and for the benefit of Purchaser, may at its own cost or expense collect, assert or enforce any claim, right or title of any kind in or with respect to any of the Assets (including, without limitation, instituting and prosecuting any proceedings in connection therewith), or defend or compromise any and all claims, actions, suits or proceedings in respect of any of the Assets, and otherwise do all such acts and things in relation to the Assets as it may deem advisable (including, without limitation, asserting any rights under any of the Assets or performing or accepting performance under any agreements included among the Assets), and Purchaser shall retain for its own account any amounts collected pursuant to the foregoing, including any sums payable as interest in respect thereof, subject only to the provisions of Section 1.3(a)(iii) and Section 4.17 hereof.

                                   I. ARTICLE
                         REPRESENTATIONS AND WARRANTIES

                  A. Seller's Representations and Warranties. Seller represents, warrants and covenants to Purchaser that, except as disclosed in the disclosure schedules to this Agreement (the "Disclosure Schedules"), which Disclosure Schedules specifically reference the particular Sections hereof to which they relate:


                  Organization and Qualification. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Indiana, has all requisite corporate power and authority to own, lease and operate the Assets as they are now being owned, leased and operated and to carry on the Business as it is now being conducted and is duly qualified, registered or licensed and in good standing to do business in each jurisdiction in which the nature of the Business or the ownership of the Assets makes such qualification necessary, except such jurisdictions, if any, where the failure to be so qualified would not have a Material Adverse Effect. The jurisdictions in which Seller is qualified to conduct business are set forth on Schedule 3.1(a). "Material Adverse Effect" means any event, change, changes, effect or effects that individually or in the aggregate are materially adverse to (x) the ownership, use, operation or value of the Assets or (y) the condition (financial or other) or results of operations of, or prospects for, the Business.

                  1. Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Additional Agreements to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or stockholder action, and no other corporate proceedings on the part of Seller or any Affiliate of Seller are necessary to authorize this Agreement or the Additional Agreements to which Seller is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and at the Closing the Additional Agreements to which Seller is a party will be, duly executed and delivered by Seller and constitute or will constitute, as applicable, legal, valid and binding obligations of Seller enforceable against it in accordance with their respective terms.

                  2. No Conflict; Required Filings and Consents.

                  a) The execution, delivery and performance by Seller of this Agreement and the Additional Agreements to which it is a party do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Articles of Incorporation or By-Laws of Seller;
(ii) conflict with or violate any federal, state, local or foreign laws, rules, ordinances, regulations, licenses, judgments, orders or decrees (collectively "Laws") applicable to Seller, the Business or the Assets or by which Seller, the Business or the Assets are bound or affected; or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to any other person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, mortgage, license, permit, franchise or other instrument or obligation to which Seller is a party or by which Seller, the Business or the Assets are bound or affected.

                  The execution, delivery and performance by Seller of this Agreement and the Additional Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby do not require Seller or any of its Affiliates (including Parent) to receive any consent, approval, authorization or permit from, or make any filing with or notification to, any governmental agency, authority or court or any other person, body or committees (including, without limitation, any consent, approval, authorization, permit, filing or notification in connection with or relating to the bankruptcy proceedings of Parent) other than pursuant to the HSR Act and those which will have been obtained or made prior to the Closing Date.


                  Permits; Compliance with the Law. Seller is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary for it to own and use the Assets as presently owned and used and to carry on the Business as it is now being conducted (the "Permits"), except for those Permits the failure of which to obtain or maintain would not result in a Material Adverse Effect, and no suspension, revocation, cancellation or refusal to review any of the Permits has occurred, or to the knowledge of Seller, is threatened or anticipated. Each of the Permits is listed on Schedule 3.1(d). Seller has conducted and is conducting the Business, and has owned, used and operated and is owning, using and operating the Assets in compliance with, and not in violation in any material respect of, (i) any Law applicable to it or by which it, the Business or the Assets is bound or affected or (ii) any of the Permits (except in either case for any such violations as, singly or in the aggregate, would not have a Material Adverse Effect), and neither Seller nor any Affiliate of Seller has received any written notice to any such effect.

                  Financial Statements. Each of the Financial Statements (as hereinafter defined), including all related schedules, delivered or to be delivered by Seller to Purchaser, relating to Seller have been, or upon delivery will be, prepared in accordance with generally accepted accounting principles consistently followed throughout the periods involved and followed in the preparation of the consolidated financial statements of Signature/Financial Marketing, Inc., a Delaware corporation and the sole stockholder of MWE ("SFM"), and its subsidiaries as at December 31, 1997 and 1996, and for the two fiscal years in the period ended December 31, 1997, except for (i) the absence of footnotes, and (ii) with respect to financial statements for interim periods, year-end adjustments, none of which are expected to have a Material Adverse Effect. The balance sheets included among the Financial Statements fairly present, in all material respects, the condition of Seller as at the dates thereof, and the statements of income included among the Financial Statements do, or will upon delivery, fairly present, in all material respects, the results of the operations of Seller for the periods indicated. Since December 31, 1997, there has been no material change in accounting policies or practices of Seller. "Financial Statements" means the unaudited balance sheets of Seller as of December 31, 1996 and 1997 and November 30, 1998 and the related statements of income for the periods then ended. For purposes of this paragraph (e), "material" and "Material Adverse Effect" shall have the meaning given to such terms as applied to Parent.

                  Absence of Certain Changes. Since December 31, 1997, Seller has operated the Business in the ordinary course, diligently and in good faith, consistent with past practices and there has not been (i) any material adverse change in the business, financial or other condition, assets, results of operations or prospects of Seller relating to the Business; (ii) any damage, destruction or loss, whether covered by insurance or not, which has had a Material Adverse Effect; (iii) any entry into any material commitment or transaction relating to the Business other than in the ordinary course of business; or (iv) any sale or other disposition by Seller of any assets or properties relating to the Business other than in the ordinary course of business.

                  Title to Assets. Seller owns, or will own on the Closing Date, free and clear of any Liens, and has or will have on the Closing Date, full right to sell, assign and convey, all of the Assets, and at the Closing will convey the Assets to Purchaser (or its designee), free and clear of any Liens.


                  Absence of Litigation. There is no pending or threatened in writing, nor has there been at any time during the twelve months preceding the date hereof, any, claim, complaint, action, suit, litigation, proceeding or arbitration or, to Seller's knowledge, any inquiry or investigation of any kind by any state attorney general, consumer protection agency or other governmental or self-regulatory agency seeking to enforce consumer protection laws or any other persons (i) which involves the Business or any of the Assets, or (ii) which seeks to enjoin, delay or restrict any of the transactions contemplated by this Agreement or the Additional Agreements. Neither Seller nor any of its Affiliates is subject to any judgment, order, writ, injunction, decree or award which relates to any of the Assets or to the Business.

                  1. Merchant Data; Contracts; No Default; Etc.

                  a) (A) Seller has delivered to Purchaser a computer disc containing a complete and accurate list of all Merchants and all Merchant Data available as of January 5, 1999, including, in particular, with respect to each Merchant, the Merchant's name, address, phone and fax number, bank account number, bank name, address, phone and fax number and ABA transit number, the funded and unfunded Rights-to-Receive, and other credit balances, Arrearage Sale Contracts, and each financing statement or other similar filing made by or on behalf of Seller to perfect any Liens securing any Rights-to-Receive, Arrearage Sale Contracts, credits, loans or advances or any of the other receivables included among the Assets (the "Financing Statements"). Correct and complete copies of all written agreements, Financing Statements, and other documents evidencing or securing the Rights-to-Receive and Arrearage Sale Contracts, together with all related amendments, supplements and other instruments (including side letters) effecting a modification or waiver of the terms thereof, have been made available to Purchaser and the material terms of any oral agreements and related Rights-to-Receive, if any, have been disclosed to Purchaser.

                  (B) Each Right-to-Receive and any Liens securing the same, and each Arrearage Sale Contract is valid, subsisting and, to Seller's knowledge, enforceable, save only that such enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity (whether considered in a proceeding at law or in equity), and any such liens or security interests have been, and remain, to Seller's knowledge, duly perfected under all applicable Laws, to the extent such liens can be perfected by the filing of a UCC Financing Statement filed at the office of the Secretary of State in the state which the Merchant to which such financing statement relates is located. There is no material default (or any event known to Seller which, with the giving of notice or lapse of time or both, would constitute a material default) by Seller or, to the knowledge of Seller, any other party, in the due and timely payment or performance of any obligation relating to any Right-to-Receive or Arrearage Sale Contract. Seller has not received any written notice of a filing or proposed filing under any bankruptcy, insolvency or other law for the relief of debtors by any Merchant whose Rights-to-Receive or Arrearage Sale Contract are included among the Assets. Seller has not agreed to amend, reduce, compromise or cancel any Right-to-Receive or Arrearage Sale Contract, included among the Assets.

                  (C) No Merchant from which Seller has acquired any Rights-to-Receive or Arrearage Sale Contract, has notified Seller in writing that it has canceled, not renewed or otherwise terminated, or intends to cancel, not renew or otherwise terminate, its relationship with Seller or its agreement to participate in the Business.

                  a) Schedule 3.1(i)(ii) of the Disclosure Schedule lists each Assigned Contract. Correct and complete copies of each Assigned Contract, together with all amendments, supplements and other instruments (including side letters) thereto effecting a modification or waiver of the terms thereof, have been delivered to Purchaser. Each Assigned Contract is valid, subsisting and, to Seller's knowledge, enforceable in accordance with its terms, save only that such enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, moratorium and similar laws affecting the rights of creditors generally and by general principles of equity (whether considered in a proceeding at law or in equity). Each such Assigned Contract is in full force and effect, no written notice of termination or non-renewal of any Assigned Contract has been given to Seller or, to the knowledge of Seller, is anticipated, and there is no material default (or any event known to Seller which, with the giving of notice or lapse of time or both, would constitute a material default) by Seller or, to the knowledge of Seller, by any other party to any such Assigned Contract, in the due timely payment or performance of any obligation to be performed or paid under any Assigned Contract.

                  2. Intellectual Property and Computer Assets.

                  a) Seller owns all right, title and interest in, or has valid and subsisting license rights sufficient to use and to continue to use all Intellectual Property used in the conduct of the Business as currently conducted by Seller, all items of which Intellectual Property (other than the intellectual property included in the Excluded Assets), are disclosed in Schedule 3.1(j)(i). All Intellectual Property used in the conduct of the Business (other than the intellectual property included in the Excluded Assets), is being transferred to Purchaser hereunder. Except as set forth in Schedule 3.1(j)(ii), all Intellectual Property disclosed in Schedule 3.1(j)(i) is free and clear of any and all Liens. All Intellectual Property and Computer Agreements, true and correct copies of which have been provided to Purchaser, are identified in
Schedule 3.1(j)(i). The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any of the Intellectual Property and Computer Agreements. Seller is in compliance with, and has not breached any material terms of, the Intellectual Property and Computer Agreements, and to Seller's knowledge, all of the other parties to such Intellectual Property and Computer Agreements are in compliance with, and have not breached, any of the material terms thereof (such material terms including, without limitation, all representations and warranties). To Seller's knowledge, there is no dispute between Seller and any licensor or licensee regarding the scope of the license or performance under any Intellectual Property and Computer Agreement, including with respect to any payments to be made by Seller thereunder.

                  Schedule 3.1(j)(i) also lists all of Seller's United States and foreign registrations and applications issued by, filed with or recorded by any governmental regulatory authority with respect to the Intellectual Property listed in Schedule 3.1(j)(i). Except as listed in Schedule 3.1(j)(ii), all of such registrations and applications are valid and in full force and effect and all necessary actions to maintain the registrations or applications for registration of such Intellectual Property have been taken or instructions have been given that such actions be taken, and such actions will be taken as of the Effective Date of this Agreement. Except as described in Schedule 3.1(j)(ii), there are no restrictions on the direct or indirect transfer of any Intellectual Property. Seller has made available to Purchaser prior to the execution of this Agreement all material documentation in Seller's possession with respect to any invention, process, design, computer software and program or other know-how or trade secret or proprietary information included in any Intellectual Property. Seller has taken reasonable security measures to protect the secrecy, confidentiality and value of its trade secrets and proprietary information relating to the Business. Seller has not granted any license, agreement or other permission to use such Intellectual Property except pursuant to the Intellectual Property and Computer Agreements, each of which is listed in Schedule 3.1(j)(i). To Seller's knowledge, none of the Intellectual Property listed in Schedule 3.1(j)(i) is being infringed by any other Person. To Seller's knowledge, none of the Intellectual Property listed in Schedule 3.1(j)(i) infringes any intellectual property right of any other Person, and no claim is pending or has been threatened to such effect or with respect to the ownership, validity, license or use of, or any infringement resulting from, the sale of any products or services by Seller in connection with the Business or from the Intellectual Property.

                  Except as set forth on Schedule 3.1(j)(iii), all Computer Software and Files and Computer Equipment, to Seller's knowledge, are "Year 2000 Compliant." For purposes of this Agreement, "Year 2000 Compliant" means that the Computer Software and Files and Computer Equipment will (A) consistently and accurately process date and time information and data with values before, during and after January 1, 2000, including but not limited to, accepting date input, providing date output, and performing calculations on dates; and (B) function accurately and in accordance with its specifications without an adverse change in performance resulting from processing time data with values before, during and after January 1, 2000.

                  1. Membership. Seller has delivered to Purchaser a computer disc containing a complete and accurate list of all active Members of the Business who were acquired other than pursuant to an Excluded Contract and all available Membership Data as of February 26, 1999, including, in particular, all data regarding card usage by such Members since the inception of the operations of the Business. For purposes of this Section 3.1(k), every Member shall be deemed an "active" Member unless he or she (i) has not paid a fee for membership in the DALC program during the 12-month period preceding the date hereof and
(ii) has not used the DALC program at least once during the 12-month period preceding the date hereof. Seller has, during the two-year period preceding the date hereof, not sold, rented or granted to any person other than its Affiliates any rights to any Member or to use the Membership Data and, to Seller's knowledge, no person other than Seller and its Affiliates has access thereto. To Seller's knowledge, the Membership Data has been compiled and maintained in compliance with all applicable Laws.

                  2. Taxes. Seller represents and warrants as follows, limited however to matters that (i) include, relate to or otherwise affect the Business or the Assets, (ii) could result in the imposition of a Lien on, or the assertion of a claim against, the Purchaser, the Business or the Assets or (iii) could affect the tax position of Purchaser with respect to the Business or the Assets after the Closing Date: Seller has duly and timely filed all returns, reports or statements (including information statements) ("Tax Returns") required to have been filed with respect to all federal, state, local or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, transfer, value added, franchise, bank shares, withholding, payroll, employment, disability, excise, property, alternative or add-on minimum, environmental or other taxes, assessments, duties, fees, levies or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax or additional amounts with respect thereto ("Taxes"); each such Tax Return correctly and completely reflects the income, franchise or other Tax liability and all other information required to be reported thereon; and all Taxes due and payable by Seller, whether or not shown on any Tax Return, have been paid.

                  (m) Investment Representation. Seller represents, warrants and agrees that it is acquiring the Shares and the Option, and will acquire the Option Shares upon exercise of the Option, for its own account and not with a view to the resale or distribution thereof or any interest therein, except in compliance with the registration requirements of applicable securities laws or pursuant to an exemption therefrom. Any certificates evidencing the Shares or the Option Shares and the Option may contain a legend, in customary form, to such effect.

                  (n) Brokers. No broker, finder or other person is entitled to any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates, other than Lazard Freres & Co. LLC and Furman Selz LLC whose fees, if any, are payable solely by Seller.

                  (o) Benefit Plans. Each Benefit Plan which is intended to be qualified under Section 401(a) of the Code has either received a determination letter from the Internal Revenue Service to the effect that such Plan is so qualified or is a standardized prototype plan which relies on an opinion letter issued to the sponsor of such prototype. No Benefit Plan (i) is a "defined benefit plan" within the meaning of Section 414(j) of the Code, (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA, or (iii) provided health benefit or life insurance coverage beyond the termination of an employee's employment, except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code. For purposes hereof: "Benefit Plan" means each Plan pursuant to which Seller maintains, contributes to, or has any liability in respect of current or former employees, agents, directors, or independent contractors or any beneficiaries or dependents of any such current or former employees agents, directors, or independent contractors; "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder; and "Plan" means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen's compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual including, but not limited to, any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

                  Purchaser's Representations and Warranties. Purchaser represents and warrants to Seller that, except as disclosed in the Disclosure Schedules, which Disclosure Schedules specifically reference the particular Sections hereof to which they relate:

                  Organization and Qualification. Purchaser is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to own, lease and operate its properties and assets as they are now owned, leased and operated and to carry on its business as now conducted and presently proposed to be conducted.

                  1. Authority. Purchaser has all the requisite corporate power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including, without limitation, to issue the Closing Date Shares and the Option and to fulfill its obligations under the Put Right). The execution and delivery by Purchaser of this Agreement and the Additional Agreements to which it is a party, and the consummation by Purchaser of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Closing Date Shares, the Option and the Option Shares (upon exercise of the Option in accordance with the terms thereof) and the grant and performance of the Put Right in accordance with the terms hereof) have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of Purchaser or its stockholders are necessary to authorize this Agreement and the Additional Agreements to which it is a party or to consummate the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Closing Date Shares, the Option and the Option Shares (upon the exercise of the Option in accordance with the terms thereof) and the grant and performance of the Put Right in accordance with the terms hereof). This Agreement has been, and at the Closing the Additional Agreements to which Purchaser is a party will be, duly executed and delivered by Purchaser and constitute or will constitute, as applicable, the legal, valid and binding obligations of Purchaser enforceable against it in accordance with their respective terms.

                  2. No Conflict; Required Filings and Consents.

                  a) The execution, delivery and performance by Purchaser of this Agreement and the Additional Agreements to which it is a party do not, and the consummation of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Closing Date Shares, the Option and the Option Shares (upon exercise of the Option in accordance with the terms thereof) and the grant and performance of the Put Right in accordance with the terms hereof) will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of Purchaser, (ii) conflict with or violate any Laws applicable to Purchaser or by which it or any of its properties are bound or affected, or
(iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to any other persons any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any properties or assets of Purchaser pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties is bound or affected.

                  b) The execution, delivery and performance by Purchaser of this Agreement and the Additional Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Closing Date Shares, the Option and the Option Shares (upon exercise of the Option in accordance with its terms) and the grant and performance of the Put Right in accordance with its terms) do not require Purchaser or any of its Affiliates to receive any consent, approval, authorization or permit from, or make filing with or notification to, any governmental authority or court, or any other person, body or committee, other than those required pursuant to the HSR Act and those which will have been obtained or made prior to the Closing Date. 3. Absence of Litigation. There is no claim, action, suit, litigation, proceeding, arbitration or investigation of any kind pending or threatened in writing which seeks to enjoin, delay or restrict any of the transactions contemplated by this Agreement or the Additional Agreements (including, without limitation, the issuance of the Closing Date Shares, the Option and the Option Shares (upon exercise of the Option in accordance with its terms) and the grant and performance of the Put Right in accordance with its terms). Purchaser is not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement or, to the knowledge of Purchaser, continuing investigation by, any governmental authority, or any judgment, order, writ, injunction, decree or award of any governmental authority, or any arbitrator, including, without limitation, cease-and-desist or other orders, which relates to the acquisition of the Assets by Purchaser.

                  Financial Statements. The audited financial statements filed by Purchaser in its Annual Report on Form 10-K for the fiscal year ended September 30, 1998 were prepared in accordance with GAAP consistently applied and fairly present in all material respects the financial condition of Purchaser as at September 30, 1998 and the results of operations and cash flows for the three-year period then ended.

                  No Material Adverse Change. Since September 30, 1998, there has been no material adverse change in the business, financial or other condition, results of operations or prospects of Purchaser, except as reflected in its Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission since that date.

                  Capitalization. The authorized capital stock of Purchaser consists of 20,000,000 shares of common stock, par value $.02 per share, of which 12,952,709 shares were issued and outstanding as of March 16, 1999, and 1,000,000 shares of preferred stock, par value $.10 per share, none of which were outstanding as of such date. All of the outstanding shares of capital stock of Purchaser have been duly authorized and validly issued and are fully paid and nonassessable. No stockholder of Purchaser has any preemptive right or Right of First Offer by reason of the issuance of the Closing Date Shares or the Option. The Closing Date Shares, when issued in accordance with Section 1.3(a) hereof, will be validly issued, fully paid and nonassessable, and will be free of any Liens other than restrictions under applicable securities laws. The Option Shares have been duly and validly reserved for issuance and are not, and will not be, subject to any preemptive rights or rights of first refusal and, when issued and paid for in compliance with the provisions of the Option, will be validly issued, fully paid and nonassessable and will be free of any Liens, other than restrictions under applicable securities laws. Subject to the truth and accuracy of Seller's representation set forth in Section 3.1(m), the offer, sale and issuance of the Closing Date Shares and the Option pursuant to this Agreement constitute transactions exempt from the registration requirements of the Securities Act of 1933, as amended and any applicable state securities laws.


                  Brokers. No broker, finder or other person is entitled to any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, other than Equity Group Investments, Inc. whose fee is payable solely by Purchaser.

                                   I. ARTICLE

                              ADDITIONAL COVENANTS

                  A. Ordinary Course of Business.

                  1. Conduct of the Business Pending the Closing. From the date hereof through the Closing Date, and except as otherwise consented to or approved by Purchaser in writing, Seller covenants and agrees that:

                  Seller will conduct the Business in the ordinary course, diligently and in good faith, consistent with past practices during the year preceding the date hereof;

                  Seller will use commercially reasonable efforts to maintain and to keep available for the benefit of Purchaser its business relationships with Members, Merchants, airlines consultants, customers, sponsors, suppliers and others having business relationships with Seller relating to the Business;


                  Seller will provide complete and accurate copies by means of electronic transmission of all periodic reports prepared by management in operating the Business including, without limitation, any and all (A) monthly financial forecast packages, (B) monthly money at risk reports, (C) return on cash investment reports, and (D) market performance reports, in each case only to the extent that it relates to Seller's operation of the Business and in the same format as previously provided to Purchaser;

                  Seller will not enter into any material transactions or make any material commitment relating to the Business or the Assets;

                  Except as provided herein, Seller will not amend, modify, impair, reduce, compromise, cancel, mortgage, pledge, encumber or dispose of any of the Assets, the Assigned Contracts or the Excluded Contracts other than in the ordinary course of business; provided, however, that Seller shall prior to Closing terminate each of the contracts between Seller and the independent contractors listed on Schedule 1.2(i), including, without limitation, the independent sales contracts between Seller and each of: (i) Riverside Marketing,
(ii) Universal Biotics Corp., (iii) Card Service International, Inc. and (iv) Bancard Systems, Inc.; and

                  Seller will not take, or agree to commit to take, or permit any of its Affiliates to take, any action that would make any representation or warranty of Seller contained herein inaccurate (as to any representation or warranty qualified as to materiality) or inaccurate in any material respect (as to any representation or warranty not so qualified).

                  Subject to clause (v) above, nothing in this Section 4.1 or elsewhere in this Agreement shall be construed as limiting Seller's ability, and Seller shall be permitted at any time, to sell, convey or otherwise dispose of any of the Excluded Assets.

                  A. Access to Information.

                  a) From and after the date of this Agreement, to and including the Closing Date, Seller (A) shall provide to the officers, employees, attorneys, accountants, and other authorized representatives of Purchaser (the "Representatives") reasonable access, during normal business hours and upon reasonable notice, to the offices, facilities, properties, books and records (including, without limitation, accounting, auditing and tax work papers) of Seller relating to the Business and the Assets, to the employees, consultants, customers, suppliers and (with the Seller's participation) marketing partners of Seller involved with the Business, to the Members (other than those whose membership was acquired pursuant to an Excluded Contract) and Merchants, and (with the Seller's participation) the independent public accountants of Seller in order that Purchaser may have a full opportunity to make such legal, financial, accounting, tax and other reviews or investigations of the Business and the Assets as it reasonably shall desire to make, (B) shall furnish, and cause the officers and employees of Seller to furnish, to Purchaser and its Representatives such additional financial, tax and operating data and other information as to the Assets and the Business as Purchaser shall from time to time reasonably request, and (C) shall otherwise reasonably cooperate in permitting Purchaser to investigate the business, properties and financial condition of Seller relating to the Business and the Assets.

                  From and after the Closing Date each party shall afford to the other, its counsel, its accountants and its authorized representatives, during normal business hours upon reasonable notice, reasonable access to the books, records and other data of Seller (including those conveyed to Purchaser hereunder and all accounting, auditing and tax work papers) relating to the Business, the Assets, the Assumed Liabilities and the Excluded Liabilities and the right to make copies and extracts therefrom, to the extent that such access is required by the requesting party (x) to facilitate the investigation, litigation and final disposition of any claims which may have been made against any party or its Affiliates or (y) for any other legitimate business purpose. Each party may take such action as it deems reasonably appropriate to separate or redact information unrelated to the Business from documents and other materials requested and made available pursuant to this Section 4.2(ii) and to condition access to materials that it deems confidential to the execution and delivery of an agreement by the other party not to disclose or misuse such information. Each party shall, upon the written request and at the requesting party's expense, make personnel available to assist in locating and obtaining any books and records to the extent that they relate to the condition or operation of the Business prior to the Closing and make personnel available whose assistance, participation or testimony is reasonably required in anticipation of, preparation for or the prosecution or defense of any investigation and final disposition of any claims, actions or proceeds of a governmental authority.

                  From and after the date of this Agreement to and including the Closing Date, Seller will keep Purchaser informed of all material developments concerning the Excluded Contracts, the operation of the Business, the condition of the Assets and the financial results of the Business.

                  a) From and after the date of the Agreement to and including the Closing Date, Seller shall promptly disclose to Purchaser in writing any information set forth in the Disclosure Schedules which no longer is accurate and any information which would have been required to be included in the Disclosure Schedules if such information had been known on the date of this Agreement, including, without limitation, any event or condition that would cause any of the representations and warranties to be inaccurate as if such representation or warranty were made on or as of the date of such event or condition.

                  B. Confidentiality and Return of Documents.

                  a) From the date of this Agreement and for all periods thereafter, Seller agrees to treat as confidential all records and information previously treated as confidential by Seller relating to the Business and the Assets (other than records and information included in the Excluded Assets and the Excluded Liabilities) and shall refrain from disclosing the same except with the written consent of Purchaser; provided, however, that the foregoing restriction shall not apply to any such information (x) which is or becomes in the public domain by publication or otherwise, (y) the disclosure of which is required by Law, or (z) which is rightfully obtained from a third party without restriction.

                  Purchaser agrees to abide by the terms of the Confidentiality Agreement, dated January 27, 1998, between Purchaser and Seller through the Closing Date or, if this Agreement is terminated in accordance with Article VI hereof, through the termination date stipulated in the Confidentiality Agreement; provided, however, that with respect to information furnished to Purchaser that relates to the Excluded Assets and the Excluded Liabilities, Purchaser agrees to abide by the terms of such Confidentiality Agreement for so long as the Services Collaboration Agreement remains in full force and effect; provided, further, that notwithstanding the foregoing, Purchaser agrees thereafter to continue to treat such information as confidential to the extent such information is required to be treated as such by Seller pursuant to the terms of any Excluded Contracts in full force and effect on the Closing Date; provided, however, that the foregoing restriction shall not apply to any such information (x) which is or becomes in the public domain by publication or otherwise, (y) the disclosure of which is required by Law, or (z) which is rightfully obtained from a third party without restriction.

                  In the event that the Closing of the transactions contemplated hereby shall not take place hereunder, Seller and Purchaser shall promptly return all records and information, each to the other, received in connection with the transactions contemplated hereby without retaining any copies or summaries thereof, and shall continue to treat as confidential all such records and information which were previously treated as confidential by the other party and shall refrain from disclosing the same to others or utilizing it in their respective businesses except with the written permission of the other party; provided, however, that the foregoing restrictions shall not apply to any such information (A) which is or becomes in the public domain by publication or otherwise; (B) which relates to Seller and was known to Purchaser, or which relates to Purchaser and was known to Seller, at the time of disclosure thereof;
(C) which is rightfully obtained from a third party without restriction; or (D) the disclosure of which is required by Law or the requirements of the New York Stock Exchange, Inc.

                  A. Non-Solicitation. During the period from the date of this Agreement to and including the second anniversary of (x) the Closing Date or (y) the effective date of any termination hereunder for any reason, neither party shall, without the prior written consent of the other party, solicit or endeavor to entice away from the other party any person who at the date of this Agreement is an employee of the other party or any Affiliate thereof.

                  B. Further Assurances.

                  a) Seller agrees that after the Closing, upon Purchaser's request, it shall from time to time execute and deliver to Purchaser (or its designee) all such instruments and documents or further assurances as shall be necessary to vest in Purchaser (or its designee) title to and possession of the Assets and shall provide or otherwise make available to Purchaser all such documents, instruments, agreements and other information as shall be necessary to enable Purchaser to carry out its obligations with respect to the Assigned Contracts and the Rights-to-Receive or as otherwise required to carry out the obligations of Purchaser hereunder and fully to consummate the transactions contemplated hereby.

                  To the extent that the full benefit of any existing claims, contracts, licenses, permits, leases, commitments, or Rights-to-Receive cannot be obtained for Purchaser without the consent of a third party or without giving rise to an event of default or a right of cancellation in favor of such third party (the "Non-Assignable Items"), Seller and Purchaser agree to use their commercially reasonable efforts to obtain such consent of the other party or parties to any such Non-Assignable Item on or before the Closing Date; provided, however, that Seller shall have no obligation to amend, change, or cause to be amended or changed, any Non-Assignable Item and Seller shall not be obligated to pay any consideration therefor to the party from whom such consent is requested nor shall Seller be obligated to incur any obligation as a secondary obligor or surety with respect to any Non-Assignable Item in order to obtain any consent (unless Purchaser provides Seller with an indemnity for such obligation in each case reasonably satisfactory to Seller). If such consent is not obtained by the Closing Date, Seller agrees to cooperate with Purchaser (or its designee) and Purchaser (or its designee) agrees to cooperate with Seller in any reasonable arrangement designed to obtain such consent and to provide for Purchaser (or its designee) the benefits under, and to allow Purchaser to assume the liabilities under, any such Non-Assignable Item, including enforcement for the account and at the expense of Purchaser (or its designee) after the Closing Date of any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise; it being expressly understood and agreed, however, that no Right-to-Receive or Assigned Contract as to which such consent has not been obtained on or before the Closing Date shall be included among the Rights-to-Receive or Assigned Contracts to be conveyed as part of the Assets hereunder unless and until Purchaser receives the benefits therefrom and assumes the liabilities thereunder, and the consideration set forth in Section 1.3(a) hereof shall be reduced to the extent that such Rights-to-Receive or Assigned Contracts (if identified on Schedule 5.1(b)) have not been conveyed.

                  Books and Records. Unless otherwise consented to in writing by Purchaser or Seller, as the case may be, neither party shall, for a period of seven (7) years following the date hereof, destroy, alter or otherwise dispose of any of the books and records relating to the Business and the Assets without first offering to surrender to the other party such books and records or any portion thereof which such party may intend to destroy, alter or dispose of. Each party shall allow the other party's representatives, attorneys and accountants access to such books and records upon reasonable request and during normal business hours for the purpose of examining and copying the same in connection with any matter whether or not relating to or arising out of this Agreement or the transactions contemplated hereby (including, without limitation, to permit Seller to examine Purchaser's books and records relating to Rights-to-Receive collected during the two years following the Closing).

                  Tax Cooperation. After the Closing, Seller and Purchaser shall each, and shall cause their respective subsidiaries and Affiliates to, provide the other party with such cooperation and assistance as any of them may reasonably request of one another in respect of Taxes imposed on or in respect of the Business or the Assets; the preparation of any Tax Return, amended Tax Return or claim for refund in respect of the Business or the Assets; or the participation in or conduct of any audit or other examination by any Taxing authority or judicial or administrative proceeding relating to the liability for Taxes of the Business and the Assets and each will retain and provide the other with any records or information that reasonably may be relevant to such audit or examination, proceeding or determination. Such cooperation and information shall include making appropriate employees available on a mutually convenient basis to provide explanations of any documents or information provided. The party requesting assistance shall reimburse the other party for reasonable out-of-pocket expenses (other than salaries or wages of any employees of the parties) incurred in providing such assistance. Except as may be required in connection with an audit or examination proceeding or determination relating to Taxes, any information obtained pursuant to this Section 4.7 shall be kept confidential by the parties hereto.

                  Regulatory and Other Permits. Purchaser and Seller will use their commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of, and effect all necessary registrations and filings with, any federal, state, local and foreign governmental or regulatory bodies or officials that may be or become necessary for the performance of their respective obligations under this Agreement and the Additional Agreements and the consummation of the transactions contemplated hereby and thereby and will cooperate reasonably with each other in promptly seeking to obtain such authorizations, consents, orders and approvals and to effect such registrations and filings as may be necessary for the performance of their respective obligations under this Agreement and the Additional Agreements. Purchaser and Seller shall file or cause to be filed promptly with the FTC and the DOJ all requisite notification and report forms and documentary materials which comply with the provisions of the HSR Act and the rules thereunder, and will cooperate and coordinate with each other to file promptly any additional information requested as soon as practicable after receipt of a request from the FTC or the DOJ. Purchaser and Seller shall use their respective commercially reasonable efforts to obtain early termination of the applicable waiting period under the HSR Act and to overcome any objection made by either the FTC or the DOJ in connection therewith. The fees and costs of filing any such notification and report forms and related materials (other than the expenses of legal, financial or other professionals engaged to provide services in respect of such filing, which expenses shall be borne solely by the party engaging such professionals) shall be borne by Purchaser.

                  Taxes and Fees. All transfer, documentary, sales, use, registration and other Taxes and fees (and any penalties and interest relating to such Taxes and fees) which become payable in connection with the transactions contemplated by this Agreement, and all fees and expenses incident to the filing or recording of assignments of the Financing Statements, shall be borne by Seller.

                  Processing. Seller shall diligently and in good faith endeavor to complete, to the reasonable satisfaction of Purchaser, all testing, certification and conversion of all presenter networks and communication to all protocols necessary for the migration of all Paymentech processing in connection with the Business to OrderTrust LLC in accordance with the Schedule established by the Conversion Plan Seller has previously provided to Purchaser. On or prior to the Closing, Seller shall have entered into a binding agreement with Paymentech, requiring Paymentech to continue processing files for the benefit of Seller until such conversion is complete. Seller agrees to timely pay all presenter fees owing to Paymentech through April 30, 1999, with such fees thereafter payable 50% by Seller and 50% by Purchaser.

                  Financial Statements. On or prior to April 15, 1999, Seller shall furnish to Purchaser copies of the (a) audited balance sheets of Seller relating to the Assets and the Business as at December 31, 1996 and 1997, and related audited statements of income and retained earnings and source and application of funds for the two fiscal years ended December 31, 1997, together with the notes thereto and the report thereon of Arthur Andersen LLP, independent public accountants and (b) audited balance sheets of Seller relating to the Assets and the Business as at December 31, 1998, and related audited statements of income and retained earnings and source and application of funds for the year then ended, together with the notes thereto and the report thereon of Arthur Andersen LLP, independent public accountants.

                  Covenant Not to Compete. For two (2) years following the Closing Date, Seller shall not, nor shall it permit any of its Affiliates, directly or indirectly, anywhere in the world other than Japan, Hong Kong (including Hong Kong Island, Kowloon and the New Territories), Macau, Australia, Singapore, South Korea, Taiwan, Malaysia, Phillippines, New Zealand, Thailand, Vietnam, Indonesia, Guam, Saipan and The People's Republic of China, to (i) engage in or invest in the Business in direct or indirect competition with Purchaser and its Affiliates, or (ii) offer, market or promote any program or other arrangement which directly competes with the DALC registered card program or any other substantially similar dining program marketed or promoted by Purchaser and its Affiliates during such two-year period; it being understood that nothing herein shall limit any dining transaction or dining program membership fees being charged to any credit card program maintained or serviced by General Electric Corporation and its affiliates; provided, however, that nothing contained herein shall prohibit Seller from performing its obligations under the Services Collaboration Agreement or the License Agreements, owning the Closing Date Shares, the Option and, upon exercise thereof, the Option Shares, owning securities in CardPlus Japan Co., Ltd., or owning, solely as an investment, securities of any person which are traded on any national securities exchange, the Nasdaq National Market or the Nasdaq Stock Market, Inc., if Seller does not, directly or indirectly, own more than 20% of any class of securities of such person; and provided, further, that Seller shall not be bound by this
Section 4.12 from and after the date, if ever, on which a petition against Purchaser is filed under Chapter VII of United States Bankruptcy Code (whether such filing is voluntary or involuntary) and such petition is not dismissed or stayed within 60 days or Purchaser materially ceases to engage in the Business, causing the Services Collaboration Agreement to terminate.

                  Commercially Reasonable Efforts. Seller and Purchaser agree to use their respective commercially reasonable efforts to facilitate the consummation of the transactions contemplated by this Agreement so as to permit the closing of such transaction to take place as promptly as practicable.


                  Reservation of Shares. Purchaser shall at all times following the Closing reserve for issuance the number of shares of its Common Stock, issuable upon exercise of the Option.

                  No Impairment. Purchaser will not, without the prior written consent of Seller, take any action or enter into any agreement, instrument or understanding that would restrict or preclude Purchaser from fulfilling its obligations under the Option or the Put Right.

                  Bulk Transfer Laws. Purchaser hereby waives compliance by Seller with the laws of any jurisdiction relating to bulk transfers which may be applicable in connection with the transfer of the Assets to Purchaser; provided, however, that Seller shall indemnify, defend and hold Purchaser and its Affiliates and representatives harmless from and against any and all Damages (as defined in Section 7.2 hereof) directly or indirectly arising out of, resulting from or relating to any failure to comply with such laws.

                  Collection of Rights-to-Receive. During the two year period following the Closing Date, Purchaser agrees to use commercially reasonable efforts to recover amounts owed to it under the Rights-to-Receive.

                  Financing. Purchaser shall use commercially reasonable efforts to obtain financing necessary to enable it to satisfy its obligations hereunder, including payment of the cash consideration set forth herein.

                  Listing of Shares. Purchaser shall use its commercially reasonable efforts to cause the Closing Date Shares and, upon exercise of the Option, the Option Shares, to be listed on the New York Stock Exchange.

                                   I. ARTICLE

                              CONDITIONS TO CLOSING

                  A. Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated hereby is subject to the fulfillment at or prior to the Closing of the following conditions, any or all of which may be waived in whole or in part by Purchaser to the extent permitted by applicable law:

                  Representations and Warranties; Covenants. The representations and warranties of Seller set forth in this Agreement or in any certificate or document delivered pursuant to Article II hereof shall be true and correct in all respects (as to those representations qualified by materiality) and in all material respects (as to those representations not so qualified) when made and shall be so true and correct on and as of the Closing Date, as if made on such date, except for representations and warranties made as of a specified date, which shall be true and correct as of the specified date only. Seller shall have duly performed, complied with and fulfilled in all material respects each of its agreements, covenants, conditions and obligations contained in this Agreement. It is expressly understood and agreed that the disclosure by Seller to Purchaser of any information pursuant to Section 4.2(iv) hereof shall in no way affect the satisfaction of, or any failure to satisfy, the conditions set forth in this
Section 5.1(a) and Purchaser shall not be bound to accept any information so provided in waiver of its rights under this Article V.

                  Other Consents and Filings. All material approvals and consents of or filings with governmental or regulatory authorities, and all material approvals and consents of any other persons (including, without limitation, all third party consents under each of the Assigned Contracts), required to permit the consummation of all of the transactions contemplated hereby shall have been obtained or made, as the case may be, to the reasonable satisfaction of Purchaser; provided, however, that it shall not be a condition to Purchaser's obligation to close the transactions contemplated hereby if the failure to obtain any such approvals, consents or filings would not be material to the Business or the Assets. For purposes of this paragraph (b), it is understood and agreed that the failure to obtain any of the approvals, consents and filings listed on Schedule 5.1(b) shall be deemed to be material to the Business or the Assets.

                  HSR Act. All filings with the FTC and the DOJ required for the consummation of the transactions contemplated hereby pursuant to the HSR Act shall have been made and the waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Assets shall have expired or been terminated.

                  Absence of Litigation. No proceeding, action, suit, investigation, litigation or claim challenging the legality of, or seeking to restrain, prohibit or modify the transactions contemplated by this Agreement or the Additional Agreements shall have been instituted and not settled or otherwise terminated.

                  Closing Deliveries. Seller shall have duly executed and delivered to Purchaser all bills of sale, instruments of transfer and assignment and other statements, instruments, and documents (including, without limitation, the Additional Agreements) and shall have furnished Purchaser with copies of such items, opinions and certificates as set forth in Section 2.1(b) hereof, and Seller shall have furnished Purchaser with such other certificates and documents as Purchaser and its counsel reasonably may request pursuant to Section 2.1(b)(xiv), in each case in sufficient time prior to the Closing Date to permit review and evaluation thereof.

                  Closing Certificate. Purchaser shall have received a certificate dated the Closing Date signed by the Chief Executive Officer or the Chief Financial Officer of Seller to the effect that the conditions set forth in paragraphs (a) and (b) of this Section 5.1 have been satisfied.

                  Conditions to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the fulfillment at or prior to the Closing of the following conditions, any or all of which may be waived in whole or in part by Seller to the extent permitted by applicable Law:

                  Representations and Warranties; Covenants. The representations and warranties of Purchaser set forth in this Agreement or in any certificate or document delivered pursuant to Article II hereof shall be true and correct in all respects (as to those representations not so qualified) and in all material respects (as to those representations qualified by materiality) when made and shall be so true and correct on and as of the Closing Date, as if made on such date, except for representations and warranties made as of a specified date, which shall be true and correct as of the specified date only. Purchaser shall have duly performed, complied and fulfilled in all material respects with each of its agreements, covenants, conditions and obligations contained in this Agreement.

                  Other Consents and Filings. All material approvals and consents of or filings with governmental or regulatory authorities and all material approvals and consents of any other persons, required to permit the consummation of all of the transactions contemplated hereby shall have been obtained or made, as the case may be, to the reasonable satisfaction of Seller; provided, however, that it shall not be a condition to Seller's obligation to close the transactions contemplated hereby if the failure to obtain any such approvals, consents or filings would not be material to the Business or the Assets.

                  HSR Act. All filings with the FTC and the DOJ required for the consummation of the transactions contemplated hereby pursuant to the HSR Act shall have been made and the waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Assets hereby shall have expired or been terminated.

                  Absence of Litigation. No proceeding, action, suit, investigation, litigation or claim challenging the legality of, or seeking to restrain, prohibit or modify the transactions contemplated by this Agreement or the Additional Agreements shall have been instituted and not settled or otherwise terminated.

                  Closing Deliveries. Seller shall have received from Purchaser duly executed copies of each of the certificates, opinions, instruments of assumption and other documents (including, without limitation, the Additional Agreements) required pursuant to the provisions of Section 2.1(c) hereof and Purchaser shall have furnished Seller with copies of all such other certificates and documents as Seller and its counsel reasonably may request pursuant to
Section 2.1(c)(xiii), in each case in sufficient time prior to the Closing Date to permit review and evaluation thereof. Closing Certificate. Seller shall have received a certificate dated the Closing Date signed by the Chief Executive Officer or the Chief Financial Officer of Purchaser to the effect that the conditions set forth in paragraphs (a) and (b) of this Section 5.2 have been satisfied.

                                     ARTICLE

                                   TERMINATION

                  Termination. This Agreement may be terminated at any time prior to the Closing Date: by the mutual written consent of Seller and Purchaser; by Purchaser, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement which breach has not been cured within 30 days following written notice to Seller of such breach;

                  by Purchaser, if it is unable to obtain financing, on terms (acceptable to it) to enable it to pay the consideration set forth herein, provided that Purchaser has used reasonable commercial efforts to obtain the same, and provided further, that Purchaser shall remain obligated to render payment in accordance with Section 6.2(b);

                  by Seller, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement which breach has not been cured within 30 days following notice of such breach;

                  by Seller or Purchaser, if any injunction or other order of a court or other competent authority preventing the consummation of the transactions contemplated hereby shall have become final and non-appealable; or
1. by either Purchaser or Seller, if the transactions contemplated hereby shall not have been consummated before May 31, 1999, provided that the party seeking to terminate this Agreement is not otherwise in breach in any material respect of any of its obligations hereunder.

                  B. Fees and Expenses.

                  1. Except as expressly provided herein, each party hereto shall bear the legal, accounting and other costs and expenses incurred by it in connection with the negotiation, preparation and execution of this Agreement and the Additional Agreements and the transactions contemplated hereby and thereby.

                  Purchaser agrees that if it shall terminate this Agreement pursuant to Section 6.1(c), then Purchaser shall reimburse Seller for legal, accounting and other costs and expenses reasonably incurred by it in connection with the negotiation, preparation and execution of this Agreement and the Additional Agreements and the transactions contemplated hereby and thereby; provided, however, that Purchaser shall not be obligated to reimburse Seller for expenses in excess of $250,000 in the aggregate.

                  Effect of Termination. In the event of termination of this Agreement by either Purchaser or
Seller as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Purchaser or Seller, or their respective officers, directors or Affiliates except (x) with respect to Section 4.3, 4.4, 4.9 and Section 6.2 and (y) Article VII, to the extent that such termination results from the breach by a party hereto of any of its representations, warranties, covenants or agreements set forth in this Agreement.


                                   I. ARTICLE

                     SURVIVAL OF REPRESENTATIONS, WARRANTIES
                         AND COVENANTS; INDEMNIFICATION

                  A. Survival of Representations, Warranties and Covenants. All representations and warranties contained in this Agreement, any Schedule hereto and any certificate, written statement, or other document (other than the Additional Agreements) delivered at the Closing pursuant to this Agreement by or on behalf of Seller shall survive for a period of 18 months after the Closing Date, except for all such representations and warranties relating to Taxes which shall survive until the 60th day following the expiration of the relevant statute of limitations (or any extension or waiver thereof). All covenants contained in this Agreement shall survive for an indefinite period after the Closing Date. Notwithstanding the foregoing, any representation or warranty that would otherwise terminate in accordance with the first sentence of this Section
7.1 (x) shall continue to survive if the party making such representation or warranty knowingly engages in fraud with respect thereto until 18 months from the discovery thereof by the party in whose favor such representation or warranty is made and (y) shall continue to survive if a notice shall have been given under this Article VII on or prior to such termination date until the related claim for indemnification has been satisfied or otherwise resolved as hereinafter provided in this Article VII.

                  Seller's Indemnification Obligations. Subject to the terms and conditions of this Article VII, Seller agrees to defend, indemnify and hold Purchaser, its Affiliates and their respective officers, directors, agents, attorneys, employees and representatives harmless from and against any and all liabilities, losses, costs, damages, expenses, penalties, fines and Taxes including, without limitation, reasonable legal and other expenses (collectively, "Damages") directly or indirectly arising out of, resulting from or relating to:

                  any misrepresentation or breach of any warranty of Seller contained in this Agreement or in any Schedule or any certificate, written statement or other document delivered by or on behalf of Seller pursuant to this Agreement, except for such misrepresentations or breaches expressly waived by Purchaser in writing on or prior to the Closing Date;

                  any breach of any covenant, agreement or obligation of Seller contained in this Agreement;

                  any Excluded Liability;

                  the conduct of the Business, and the ownership, use and operation of the Assets, on or prior to the Closing Date;

                  the use, operation or ownership of the Excluded Assets prior to or after the Closing; and

                  any claim by any employee of Seller not hired by Purchaser with respect to his or her employment by Seller before or after the Closing, including any group insurance claims, workers' compensation claims or liabilities arising out of any accident, illness or other event occurring before or after the Closing and other claims with respect to pension, retirement and/or welfare benefits as they relate to such employee's services for Seller.

                  any claim or liability retained by Seller pursuant to the provisions of Section 8.3 hereof.

                  Purchaser's Indemnification Obligations. Subject to the terms and conditions of this Article VII, Purchaser agrees to defend, indemnify and hold Seller, its Affiliates and their respective officers, directors, agents, attorneys, employees and representatives harmless from and against any and all Damages directly or indirectly arising out of, resulting from or relating to:

                  any misrepresentation or breach of any warranty of Purchaser contained in this Agreement or any certificate, written statement or other document delivered by or on behalf of Purchaser pursuant to this Agreement, except for such misrepresentations or breaches expressly waived by Seller in writing on or prior to the Closing Date;

                  any breach of any covenant, agreement or obligation of Purchaser contained in this
Agreement;

                  any Assumed Liability (including, without limitation, any failure by Purchaser to perform pursuant hereto the obligations to be performed by it after the Closing under the Assigned Contracts) or the use, operation or ownership of the Assets or operation of the Business after the Closing;

                  any claim by any employee of Seller hired by Purchaser with respect to his or her employment by Purchaser or termination of such employment after the Closing (other than as set forth in Article VIII hereof), including any group insurance claims, workers' compensation claims or liabilities arising out of any accident, illness or other event occurring after the Closing and other claims with respect to pension, retirement and/or welfare benefits as they relate to such employee's services for Purchaser after the Closing; and

                  1. any requirement by Purchaser to perform under any novation agreement executed by Seller and Purchaser in connection with the transactions contemplated by this Agreement.

                  B. Claims for Indemnification; Defense of Indemnified Claims; Limitations on Indemnification.


                  1. For purposes of this Section, the party entitled to indemnification shall be known as the Indemnified Party and the party required to indemnify shall be known as the Indemnifying Party. In the event that the Indemnifying Party shall be obligated to the Indemnified Party pursuant to this
Article VII or in the event that a suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnifying Party may become obligated to the Indemnified Party hereunder, the Indemnified Party shall give prompt written notice to the Indemnifying Party of the occurrence of such event, specifying the basis for such claim or demand, and the amount or estimated amount thereof to the extent then determinable (which estimate shall not be conclusive of the final amount of such claim or demand); provided, however, that the failure to give such notice shall not constitute a waiver of the right to indemnification hereunder unless the Indemnifying Party is actually prejudiced in a material respect thereby. The Indemnifying Party agrees to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding at the Indemnifying Party's own cost and expense with counsel of its own choice, who shall be, however, reasonably acceptable to the Indemnified Party. The Indemnifying Party may not make any compromise or settlement without the prior written consent of the Indemnified Party (which will not be unreasonably withheld or delayed) and the Indemnified Party shall receive a full and unconditional release reasonably satisfactory to it pursuant to such compromise or settlement. The Indemnified Party shall have the right but not the obligation to participate at its own expense in the defense thereof by counsel of its own choice. If requested by the Indemnifying Party, the Indemnified Party shall (at the Indemnifying Party's expense) (i) cooperate with the Indemnifying Party and its counsel in contesting any claim or demand which the Indemnifying Party defends, (ii) provide the Indemnifying Party with reasonable access during normal business hours to its books and records to the extent they relate to the condition or operation of the Business and are requested by the Indemnifying Party to perform its indemnification obligations hereunder, and to make copies of such books and records, and (iii) make personnel available to assist in locating any books and records relating to the Business or whose assistance, participation or testimony is reasonably required in anticipation of, preparation for or the prosecution and defense of, any claim subject to this Article VII. In the event that the Indemnifying Party fails timely to defend, contest or otherwise protect the Indemnified Party against any such suit, action, investigation, claim or proceeding, the Indemnified Party shall have the right to defend, contest or otherwise protect the Indemnified Party against the same and may make any compromise or settlement thereof and recover the entire cost thereof from the Indemnifying Party including without limitation, reasonable attorneys' fees, disbursements and all amounts paid as a result of such suit, action, investigation, claim or proceeding or compromise or settlement thereof.


                  Notwithstanding anything to the contrary contained in this Agreement, the Indemnifying Party shall not be required to make any payment pursuant to this Article VII for breaches of representation or warranty unless and until the aggregate amount of Damages for all claims for breaches of representation or warranty for which an Indemnified Party asserts a right to indemnification hereunder shall total $75,000, after which the Indemnifying Party shall be responsible only for Damages in excess of such amount. The maximum aggregate amount which shall be recoverable by an Indemnified Party for breaches of representation or warranty under this Article VII shall be limited to $40 million; provided, however, that such limitation shall not apply in the event that the Indemnifying Party engages in fraud.

                  Payments; Non-Exclusivity. Any amounts due an Indemnified Party under this Article VII shall be due and payable by the Indemnifying Party within fifteen (15) business days after (x) in the case of a claim which does not involve any third party, receipt of written demand therefor and (y) in the case of a claim which involves a third party, the final disposition of such claim or demand, provided legal and other out-of-pocket costs and expenses are reimbursed currently within 15 business days after demand therefor. The remedies conferred in this Article VII are intended to be without prejudice to any other rights or remedies available at law or equity to the Indemnified Parties, now or hereafter.

                  Set Off. If from time to time and at any time Purchaser shall be entitled to be paid any amount under the provisions of this Agreement (including this Article VII) or under the Services Collaboration Agreement, Purchaser shall be entitled, if it so elects, to set off such amount against any other amounts due to Seller from Purchaser or any of its Affiliates hereunder, under the Services Collaboration Agreement or otherwise; provided that Purchaser shall have a good faith basis for the claim of the right of set off; and provided, further, that in the event Seller shall dispute Purchaser's right to set off any amounts under this Section 7.6, Purchaser shall place such disputed amounts in an escrow account pending resolution between the parties or a final, nonappealable judgment of an arbitration panel or court. All amounts held in the escrow account shall be invested in (x) direct obligations of the government of the United States of America, or any agency thereof, or obligations unconditionally guaranteed by the United States of America having a maturity of not more than one year, (y) certificates of deposit of any bank organized or licensed to conduct banking business under the laws of the United States or any State thereof having capital and surplus of at least $100 million, which certificates have a maturity of not more than one year or (z) commercial paper which, at the time of acquisition by Purchaser, is accorded the highest rating by Standard & Poor's Corporation, Moody's Investors Service, Inc. or any other nationally recognized credit rating agency. All such amounts, together with accrued interest thereon, shall be distributed in accordance with the agreement of the parties or, if applicable, any such judgment; provided, however, that in the event that judgment is rendered in favor of Seller, Purchaser shall be obligated to pay Seller interest on the escrowed amounts, in excess of that actually earned, at the rate of 8% per annum. In no event shall escrowed funds be commingled with any other funds of Purchaser. The right of set off provided in this Section shall be in addition to and not in substitution of any other rights Purchaser shall be entitled to under the provisions of this Article VII, under the Services Collaboration Agreement or otherwise.

                  Subrogation. To the extent that a claim for indemnification is discharged hereunder, any rights against third parties the Indemnifying Party may have with respect to the subject matter of such claim shall be subrogated to those of the Indemnified Party.

                  Mitigation. An Indemnified Party shall take all reasonable steps to mitigate all indemnifiable Damages upon and after becoming aware of any event which is reasonably likely to give rise to such Damages.

                  Consequential Damages. An Indemnifying Party shall have no obligation to indemnify an Indemnified Party for any Damages arising out of any interruption of business, loss of profits, loss of use of facilities, loss of customers, loss of goodwill or other indirect or consequential damages (a) to the extent, if any, such Damages are caused or contributed to by the actions of the Indemnified Party or (b) are recoverable (and actually recovered) by the Indemnified Party from any third party (including insurers). If the amount of any Damages at any time subsequent to payment thereof by the Indemnifying Party to the Indemnified Party pursuant to this Article VII is reduced by any recovery, settlement or otherwise or under or pursuant to any insurance coverage or pursuant to any claim, recovery settlement against or with any third party (including any insurer), the amount of such reduction (net of out-of-pocket expenses incurred in obtaining such reduction) shall promptly be repaid by the Indemnified Party to the Indemnifying Party. To the extent that an Indemnifying Party discharges any claim for indemnification hereunder, the Indemnified Party shall promptly notify the Indemnifying Party of any and all claims the Indemnified Party has against third parties (including insurers) and the Indemnifying Party shall be subrogated (and the Indemnified Party shall take all reasonable steps to effect such subrogation) to all related rights of the Indemnified Party against third parties (including any insurers).


                                   I. ARTICLE

                         EMPLOYMENT AND BENEFITS MATTERS

                  A. Hiring of Employees. Effective as of the Closing Date, Purchaser shall offer employment to those employees of Seller engaged in the conduct of the Business who are set forth on Section 8.1 of the Disclosure Schedules (the "Employees") on such terms and conditions as determined by Purchaser, subject to the remaining provisions of this Article VIII. All Employees who are offered and accept such employment with Purchaser are hereinafter referred to as the "Transferred Employees." It is the intention of the Purchaser to employ the Transferred Employees from the Closing Date until at least the termination or expiration of the Transition Services Agreement (such period, the "Transition Period") (other than in the case of the termination of any such Transferred Employee for cause, as reasonably determined by the Purchaser in good faith, in which case any such employee may be terminated on an earlier date). Seller shall use its commercially reasonable efforts to provide Purchaser with access to Employees for the purpose of hiring such Employees, and shall not (a) actively dissuade Employees from accepting employment with Purchaser or (b) offer employment (or arrange to have another person or firm offer employment) to any Employees listed on Schedule 8.1 of the Disclosure Schedules unless such employee has declined an offer of employment with Purchaser.

                  Terms of Employment. During the Transition Period, Transferred Employees who are employed by Purchaser shall be paid a base salary or wage no less than that in effect immediately prior to the Closing Date, and, subject to applicable waiting periods, shall be eligible for 401(k) plan participation, health plan coverage and vacation and sick leave benefits provided by Purchaser on the same basis as similarly situated employees of Purchaser. The Transferred Employees shall be credited with prior service with Seller for the purpose of participation and vesting under such 401(k) and health plans and, to the extent relevant, for purposes of vacation accrual and sick leave under any policy that may be established by Purchaser. With respect to such health plan coverage, Purchaser shall not impose any pre-existing condition limitation, and shall credit each Transferred Employee for out-of-pocket expenses incurred during the year in which the Closing Date occurs under Seller's group health plan. For purposes of this Section 8.2 only, each of Scott Brennan, Mark Knoeppel and Carol Voellinger shall be deemed to be Transferred Employees.

                  A. Seller's Retention of Liability. Purchaser shall not assume any liabilities which have arisen or may arise in connection with any Benefit Plan or liabilities which have arisen or may arise in any way from the employment, compensation or benefits of any employee or former employee of Seller or any Affiliate, including but not limited to the Transferred Employees, attributable to the period prior to the Closing, or the termination of such employment. Without limiting the scope of the foregoing, Seller shall be responsible for (i) all medical claims incurred by the Transferred Employees on or prior to the Closing under Seller's group health plan, (ii) claims relating to COBRA coverage attributable to "qualifying events" occurring on or prior to the Closing Date with respect to any Transferred Employee, (iii) claims relating to the provision of health or COBRA benefits to or on behalf of any Employee or former Employee who is not a Transferred Employee, regardless of when incurred, and (iv) all accrued and unused vacation and sick leave for all Transferred Employees as of the Closing, payment for which shall be made by Seller if required under Seller's policies. Purchaser shall be responsible for all medical claims incurred by the Transferred Employees after the Closing Date under Purchaser's group health plan. For purposes of the foregoing, a medical claim shall be considered incurred when the services or supplies for a given condition are provided, and not when the condition arose; provided that claims relating to hospital confinements that commence on or prior to the Closing Date but continue thereafter shall be treated as incurred on or prior to the Closing Date.

                  Severance Benefits During Transition Period. In the event that any Transferred Employee is terminated by Purchaser upon or prior to the expiration of the Transition Period (other than for cause, as reasonably determined by Purchaser in good faith), Seller agrees to provide such terminated Transferred Employee with the severance benefits in such amounts as calculated pursuant to Schedule 8.4 of the Disclosure Schedule (such policy, the "Severance Policy"). In the event that any Transferred Employee is retained by Purchaser after the expiration of the Transition Period, Seller shall have no liability for severance.

                  Severance Payments. Purchaser shall not incur any liability for any severance payments or benefits under Seller's severance policies or plans in the event that Scott Brennan, Mark Knoeppel and Carol Voellinger are terminated by the transaction contemplated by this Agreement. In the event that such individuals are hired by Purchaser, Purchaser's sole obligation for severance payments or benefits with respect thereto shall be limited to, if any, Purchaser's severance policies or plans and, notwithstanding Section 8.4, Seller shall have no further liability for severance benefits in respect of such individuals in the event that their employment is terminated by Purchaser.

                  No Third-Party Rights. Nothing in this Article VIII express or implied shall confer upon any Transferred Employee or other person or legal representative thereof any rights or remedies, including any right to employment or compensation or benefits of any nature or kind whatsoever.

                  Right to Terminate or Modify Plans. Other than as specifically set forth herein, nothing in this Article VIII shall be construed to prevent Purchaser from terminating or modifying to any extent or in any respect any employee benefit plan, program or arrangement that Purchaser may contribute to, maintain, or establish for the benefit of Transferred Employees or such other employees, directors, consultants, contractors, or otherwise, at any time for any reason.


                                   I. ARTICLE

                             MISCELLANEOUS; GENERAL

                  A. Modification or Amendment. No modification, amendment or waiver of any provision of this Agreement will be effective against Purchaser or Seller, unless such modification, amendment or waiver is approved in writing and signed by Purchaser and Seller or, in the case of a waiver, the party waiving compliance. The failure of either party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

                  Waiver of Conditions. The conditions to each party's obligations to consummate the transactions contemplated hereby are for the sole benefit of such party and may be waived by such party (in the manner provided for herein) in whole or in part to the extent permitted by applicable law.

                  Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the one and the same instrument.

                  Governing Law. This Agreement shall be governed by the substantive law of the State of New York, without regard to the conflicts of laws principles thereof.

                  Dispute Resolution (Arbitration). It is agreed that any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be settled by arbitration administered by the American Arbitration Association in Chicago, Illinois under its Commercial Arbitration Rules, before a panel of three (3) arbitrators, one of whom shall be selected by Purchaser, one of whom shall be selected by Seller, and one of whom shall be selected jointly by Seller and Purchaser (or, in the event that Purchaser and Seller cannot agree, by the first two arbitrators). Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the parties. The costs of such arbitration, including without limitation reasonable attorneys' fees, shall be borne by the non-prevailing party.

                  Consent to Jurisdiction. The parties to this Agreement hereby irrevocably consent to the non-exclusive jurisdiction of any court of civil jurisdiction sitting in Chicago, Illinois, for purposes of enforcing an arbitral award or for any other purpose relating to or arising out of this Agreement.

                  Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and shall be deemed to have been duly given when received, if delivered personally or sent by telecopy or overnight delivery (and confirmed in writing within three business days thereafter), or five calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, as set forth below, or to such other persons or addresses as may be designated in writing in accordance with the terms hereof by the party to receive such notice.

                  If to Seller:
                           SignatureCard, Inc.
                           200 North Martingale Road
                           Schaumburg, Illinois 60173-2096
                           Facsimile No.: (847) 605-3044
                           Attn.: General Counsel

                  With a copy to:

                           Montgomery Ward & Co., Incorporated
                           535 West Chicago Avenue, Suite 26-S
                           Chicago, Illinois 60671
                           Facsimile No.: (312) 467-3064
                           Attn.: Spencer Heine, Esq.

                           and to:

                           Jones, Day, Reavis & Pogue
                           77 West Wacker Drive
                           Chicago, Illinois 60601-1692
                           Facsimile No.: (312)782-8585
                           Attn.:  Robert Dean Avery, Esq.

                  If to Purchaser:

                           Transmedia Network Inc.
                           11900 Biscayne Boulevard
                           North Miami, Florida  33181
                           Facsimile No.:  (305) 892-3342
                           Attn.:  Chief Executive Officer

                  With a copy to:

                           Morgan, Lewis & Bockius LLP
                           101 Park Avenue
                           New York, New York  10178
                           Facsimile No.:  (212) 309-6273
                           Attn.:  Stephen P. Farrell, Esq.

                  Disclosure Schedules and Exhibits; Entire Agreement. The Disclosure Schedules and all exhibits and attachments to the Disclosure Schedules or exhibits, or documents expressly incorporated into this Agreement, and any other attachments to this Agreement are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. This Agreement (and the agreements, certificates and other documents delivered hereunder), unless otherwise provided herein, supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

                  Assignment; Delegation. Except as provided in the following sentence, this Agreement and the rights and obligations of the parties hereto shall not be assignable, by operation of law or otherwise, or delegable. Purchaser may assign any or all of its rights and interests and delegate any or all of its obligations under this Agreement to any one or more wholly-owned subsidiaries of Purchaser or any wholly-owned subsidiaries of such subsidiaries which executes a counterpart to this Agreement and agrees to be bound as Purchaser by the terms hereof, in which event the relevant rights and obligations of Purchaser (including, without limitation, delivery of the documents required under Section 2.1(c) hereof) and remedies available to it hereunder shall extend to and be enforceable by such subsidiary, but Purchaser shall remain, and the assignee or delegee shall be, fully liable for the performance of all such obligations in the manner prescribed in this Agreement. In the event of any such assignment and delegation the terms "Purchaser" and "party" as used in this Agreement shall be deemed to refer to such assignee or delegee where reference is made to actions to be taken with respect to the acquisition of the Assets by such assignee or delegee, and shall be deemed to include both Purchaser and such assignee or delegee where appropriate. Any purported assignment in violation of this Section 9.9 shall be void. Subject to the four preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

                  Definition of "Affiliate". When a reference is made in this Agreement to an affiliate of a party, the word "affiliate"means, with respect to a specified corporation or other organization, a corporation or organization that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the corporation or organization specified. For purposes of this definition, the term "control" means (a) the power, direct or indirect, to vote more than 50% of the securities having ordinary voting power for the election of directors (or others performing similar functions) of such corporation or organization or (b) being a general partner of such organization. Notwithstanding the foregoing, for purposes of
Section 4.12 hereof, no corporation or other organization (including, without limitation, General Electric Capital Corporation) that would be deemed an Affiliate of Seller solely by virtue of its control of Parent or any material stockholder of Parent shall be deemed an Affiliate of Seller unless and until it purchases substantially all of the assets or the stock of SFM, and thereafter the term "affiliate" shall include General Electric Capital Services, Inc. and its subsidiaries but shall not include the General Electric Company and its other subsidiaries.

                  A. Titles and Captions. The titles, captions and table of contents contained in this Agreement are inserted herein only as a matter of convenience and for reference and in no way affect, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

                  Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which may render any provision hereof prohibited or unenforceable in any respect.

                  Publicity. During the period through the Closing Date, Purchaser, Seller and their respective Affiliates shall consult before making any public announcements or public comments regarding this Agreement or the sale contemplated hereby, except as required by applicable Law.

                  No Third Party Beneficiaries. This Agreement has been made for the sole benefit of Purchaser and Seller and shall not be construed to confer any benefit or rights upon, nor may it be enforced by, any other person, including any officer, director, employee, stockholder or creditor of the Purchaser or Seller.

                           [Signature Page to Follow]

                  IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first hereinabove written.

                           TRANSMEDIA NETWORK INC.



                           By:_____________________________________
                               Name:  Gene M. Henderson
                               Title: President and Chief Executive Officer


                            SIGNATURECARD, INC.



                            By:_____________________________________
                               Name:
                               Title:

                                                                     Exhibit 1.2

                                 AMENDMENT NO. 1

                                       TO

                                    AGREEMENT


AMENDMENT No.1, dated as of April 15, 1999, to the Asset Purchase Agreement, dated as of March 17, 1999 (the "Agreement"), by and between TRANSMEDIA NETWORK INC., a Delaware corporation, and SIGNATURECARD, INC., an Indiana corporation.

         WHEREAS, the parties wish to amend Section 4.11 of the Agreement;

         NOW, THEREFORE, the parties agree as follows:

         1. Amendment to Section 4.11 of the Agreement. Section 4.11 of the Agreement is hereby amended by deleting the date "April 15, 1999" in the first line thereof and inserting in lieu thereof the date "April 30, 1999."

         2. Effect on Agreement. Except as expressly provided herein, the terms and conditions of the Agreement shall continue in full force and effect. From and after the date hereof, all references to the Agreement shall be deemed to mean the Agreement as amended by this Amendment.

         3. Counterparts. This Amendment may be executed in one (1) or more counterparts, each of which, when executed, shall be deemed to be an original, but all of which, taken together, shall constitute one (1) and the same instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         IN WITNESS WHEREOF, the parties have executed this Amendment or caused this Amendment to be executed as of the day and year first above written.

TRANSMEDIA NETWORK INC.                             SIGNATURECARD, INC.



By:      /s/ Stephen E. Lerch                       By:  /s/ Rodney E. Starmer
         Name:  Stephen E. Lerch                           Rodney E. Starmer
         Title:  Executive V.P. and CFO                    Senior Vice President

                                                                     Exhibit 1.3
                                 AMENDMENT NO. 2

                                       TO

                                    AGREEMENT


         AMENDMENT No. 2, dated as of May 31, 1999, to the Asset Purchase Agreement, dated as of March 17, 1999 (the "Agreement"), by and between Transmedia Network Inc., a Delaware corporation, and SignatureCard, Inc., an Indiana corporation.

         WHEREAS, the parties wish to amend the Agreement.

         NOW, THEREFORE , the parties agree as follows:

I. Amendment to Section 1.3(b) of the Agreement. Section 1.3(a) of the Agreement is hereby amended by deleting the word "two" in the fifteenth line thereof and inserting in lieu thereof the word "three".

     I. Amendment to Section 2.1(b) of the Agreement.


          (a) Section 2.1(b)(xiii) of the Agreement is hereby amended by deleting the word "and" in the sixth line thereof.


          (b) Section 2.1(b)(xiv) of the Agreement is hereby deleted and renumbered as Section 2.1(b)(xvi) thereof.

          (c) Section 2.1(b) of the Agreement is hereby amended by adding subsections (xiv) through (xv) thereto which shall read as follows:

          "(xiv) a duly executed counterpart of a Consent to Assignment, dated as of the Closing Date, made and given by Seller to Purchaser and RTR Funding LLC, substantially in the form of Exhibit G hereto;

          (xv) a duly executed UCC-1 financing statement pertaining to the sale of the Rights-to-Receive and related rights and the assignment of the Seller's security interests with respect to the related Merchants by Seller to Purchaser substantially in the form of Exhibit H hereto; and"

     3. The reference contained in Section 5.1(e) to 2.1(b)(xiv) shall refer instead to Section 2.1(b)(xvi). 4. Amendment to Section 6.1(f) of the Agreement.
Section 6.1(f) of the Agreement is hereby amended by deleting the date "May 31, 1999" in the second line thereof and inserting in lieu thereof the date "June 30, 1999".

     5. Amendment to Section 5.2(a) of the Agreement. Section 5.2(a) of the Agreement is hereby amended by (a) deleting the phrase "(as to those representations not so qualified)" in the third and fourth lines thereof and inserting in lieu thereof the phrase "(as to those representations qualified by materiality)" and (b) deleting the phrase "(as to those representations qualified by materiality)" in the fourth and fifth lines thereof and inserting in lieu thereof the phrase "(as to those representations not so qualified)".

     6. Amendment to Section 4.11 of the Agreement. Section 4.11 of the Agreement is hereby amended by adding thereto the following: Seller shall furnish to Purchaser, at Purchaser's sole cost and expense (which expense shall include all of Seller's out-of-pocket expenses incurred in connection with the following), (x) as soon as practicable following the Closing (but in no event later than 40 days following the Closing), copies of the unaudited balance sheets of Seller relating to the Assets and the Business as at June 30, 1999 and as at June 30, 1998, and the related unaudited statements of income and retained earnings, cash flows and changes in Parent's equity in division for the six-month periods ended June 30, 1999 and 1998, and (y) as soon as practicable following Purchaser's request therefor (but in no event later than 40 days thereafter), such additional financial information of a comparable nature of Seller relating to the Assets and the Business as at such dates and for such periods as Purchaser shall specify to permit its compliance with the rules and regulations of the Securities and Exchange Commission, in each case, together with a "review letter" from Arthur Andersen LLP, independent public accountants, satisfactory in form and substance to Purchaser, as to such interim financial statements and such other matters as Purchaser shall reasonably request. Seller agrees to cooperate fully (and to cause Arthur Andersen LLP to cooperate fully) with Purchaser, at Purchaser's sole cost and expense, to prepare and provide to Purchaser all such financial information as promptly, and in such form, as Purchaser shall request.

     7. Effect on Agreement. Except as expressly provided herein, the terms and conditions of the Agreement shall continue in full force and effect. From and after the date hereof, all references to the Agreement shall be deemed to mean the Agreement as amended by Amendment No. 1 and this Amendment.

     8. Counterparts. This Amendment may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Amendment or caused this Amendment to be executed as of the day and year first above written.


                                                TRANSMEDIA NETWORK INC.


                                                By:_________________________
                                                     Name:
                                                     Title:


                                                SIGNATURECARD, INC.


                                                By:_________________________
                                                     Name:
                                                     Title:

                                                                       EXHIBIT G




                              CONSENT TO ASSIGNMENT

     This Consent to Assignment (this "Consent") is made and given by SignatureCard, Inc., an Indiana corporation ("SignatureCard"), to Transmedia Network Inc. ("TMN"), a Delaware corporation, Transmedia Restaurant Company Inc. ("Restaurant"), a Delaware corporation, Transmedia Service Company Inc. ("Service"), a Delaware corporation (collectively, TMN, Restaurant and Service are the "Assignors"), and RTR Funding LLC, a Delaware limited liability company ("Assignee").

     A. SignatureCard and TMN have entered into that certain Asset Purchase Agreement, dated as of March 17, 1999, as amended by Amendment No. 1 thereto, dated as of April 15, 1999 and Amendment No. 2 thereto, dated as of May 31, 1999 (the "Asset Purchase Agreement"), pursuant to which SignatureCard has agreed to sell and TMN has agreed to acquire certain rights-to-receive and related security (collectively, the "Rights-to-Receive") and other assets of SignatureCard.

     A. TMN may assign some or all of its estate, right, the interest, benefits powers and privileges in respect of the Rights-to-Receive to Restaurant and/or Service.

     A. Assignee intends to purchase the Rights-to-Receive from one or more of the Assignors pursuant to a Receivables Purchase Agreement, among Assignors and Assignee (the "Receivables Purchase Agreement").

     A. It will be a condition to Assignee's obligations under the Receivables Purchase Agreement that, pursuant thereto, Assignors shall have collaterally assigned all of their estate, right, title, interest, benefits, powers and privileges in respect of the Rights-to-Receive to Assignee and that SignatureCard shall have consented to such assignment.

     NOW, THEREFORE, SignatureCard hereby consents and agrees to the terms of the Assignment and further agrees as follows:

     A. Acknowledgments, Confirmations and Agreements. SignatureCard acknowledges, confirms and agrees that as of the date hereof: (i) it has all requisite corporate power and authority to execute and deliver this Consent and
(ii) the execution and delivery of this Consent by SignatureCard has been duly authorized by all necessary corporate action and does not require any additional approvals or consents or any other action by or any notice to or filing with any person, including, without limitation, any governmental entity.

     A. Consent. SignatureCard consents to the assignment by the Assignors of all of their estate, right, title, interest, benefits, powers and privileges in respect of the Rights-to-Receive.

     A. Continuing Obligations. The execution and delivery of an assignment to the Assignee on the part of one or more of the Assignors shall not impair or diminish any obligations of TMN or SignatureCard under the Asset Purchase Agreement, shall not impose on the Assignee (or its designee) any such obligations and shall not impose any additional obligations on SignatureCard.

     4. Acknowledgment of Section 1.3(a)(iii) of the Asset Purchase Agreement. The parties hereto acknowledge that the Credit Agreement dated as of June 30, 1999 between Transmedia Network Inc. and The Chase Manhattan Bank, as lender, and the receivables transfer agreement to be entered into by some or all of the Assignors, the Assignee, Park Avenue Receivables Corporation, The Chase Manhattan Bank, and certain other parties will be "financing arrangements" as such term is used in Section 1.3(a)(iii) of the Asset Purchase Agreement.

     IN WITNESS WHEREOF, the parties have executed this Consent or caused this Consent to be executed as of the day and year first above written.


                                                        SIGNATURECARD, INC.


                                                     By:__________________
                                                           Name:
                                                           Title:

                                                                       Exhibit 2
                                OPTION AGREEMENT


         THIS OPTION AND ANY SHARES ACQUIRED UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND
         MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE SUCH A REGISTRATION IS IN EFFECT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.


         This OPTION AGREEMENT (the "Agreement") is entered into as of this 30th day of June, 1999 (the "Effective Date"), by and between SignatureCard, Inc., an Indiana corporation ("Optionee"), and Transmedia Network Inc., a Delaware corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, the parties hereto have entered into an Asset Purchase Agreement, dated as of March 17, 1999, as the same may be amended from time to time (the "Asset Purchase Agreement"), pursuant to which the Company is purchasing certain assets (the "Assets") from Optionee relating to the membership program operated under the Dining a la Card trade name and service mark, offering to members cash rebates or mileage credits in selected airline mileage programs on charges at participating restaurants and other establishments (the "Business");

         WHEREAS, as partial consideration for the Assets, pursuant to Section 1.3(a)(i)(B) of the Asset Purchase Agreement, the Company has agreed to issue and deliver to Optionee an option to purchase up to 400,000 shares of the common stock of the Company, par value $.02 per share (the "Common Stock"), on the terms and subject to the conditions contained herein; and

         WHEREAS, it is a condition precedent to the closing of the transactions contemplated by the Asset Purchase Agreement that this Agreement be executed;

         NOW, THEREFORE, in consideration of the purchase of the Assets and of the premises and the respective covenants and conditions contained herein and in the Asset Purchase Agreement, the parties, intending to be legally bound, hereby agree as follows (capitalized terms used and not defined herein having the meanings ascribed thereto in the Asset Purchase Agreement):

I. Grant of Option. The Company hereby grants to Optionee as of the date hereof an option (the "Option") to purchase up to 400,000 shares of Common Stock (the "Shares") on the terms and subject to the conditions set forth herein.

     I. Term and Conditions. The grant and exercise of the Option is subject to the following terms and conditions:

          (a) Option Price. Subject to the provisions of Section 5, the purchase price for the Shares subject to the Option shall be $4.00 per share (the "Exercise Price").

          (b) Option Period. The Option shall be exercisable, in whole or in part, from time to time and at any time, on any business day during the period (the "Option Period") commencing at 5:00 p.m. 90 days from the Effective Date (the "Effective Time") and terminating at 5:00 p.m. eastern standard time (the "Expiration Time") on the third anniversary of the Effective Date (the "Expiration Date"), after which time the Option shall terminate and be of no further force or effect.

     I. Manner of Exercise of the Option. The Optionee may exercise the Option from time to time at any time prior to the Expiration Time, by delivering a written notice of exercise of the Option (an "Exercise Notice") addressed to the Company, as set forth in Section 10(a) hereof. The Exercise Notice shall specify the number of Shares being purchased and the date on which the closing of such purchase will occur, which date shall be within five (5) days after the date of the delivery to the Company of the Exercise Notice. At the closing, (a) Optionee shall pay an amount equal to the Exercise Price times the number of Shares being purchased pursuant to the Option (i) in cash or by certified or official bank check to the Company or by wire transfer of immediately available funds to an account designated by the Company; or (ii) through the written election of the Optionee to have Shares withheld by the Company from the Shares otherwise to be received, with such withheld Shares having an aggregate fair market value on the date of closing equal to the aggregate Exercise Price; and (b) the Company shall deliver to Optionee certificates evidencing the Shares then being purchased upon exercise of the Option. The closing of the purchase and sale shall take place at the offices of the Company, unless the parties shall otherwise agree.

     I. Non-Assignability of the Option. The Option shall not be assignable, transferable or subject to pledge or hypothecation; provided, however, that the Optionee may assign or transfer the Option to an Affiliate (as defined in the Asset Purchase Agreement) or to any successor-in-interest of the Optionee or of such Affiliate (collectively, "Permitted Transferees") . The Option is exercisable only by the Optionee or a Permitted Transferee.

     I. Adjustments. The number of Shares subject to the Option and the Exercise Price shall be adjusted appropriately for any recapitalization, reorganization, stock split, stock dividend, increase or decrease in the issued and outstanding Common Stock or similar event which occurs after the Effective Date. In the event of any merger, consolidation, share exchange, sale or transfer of all or substantially all of the assets of the Company or similar event, the Optionee upon exercise of the Option, shall be entitled to receive only the kind and amount of securities, cash or other property as it would have received had it purchased the number of Shares for which it is then exercising the Option immediately prior to such merger, consolidation, share exchange, sale or transfer. For purposes of determining the relative amounts of cash, securities and other property the Optionee shall be entitled to receive, it shall be presumed that the Optionee shall have failed to exercise any right of election as to the kind or amount of securities, cash or other property it was to receive.

     I. Reservation of Shares of Common Stock. The Company shall, at all times during the Option Period, reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of the Option, shall pay all original issue taxes with respect to the issuance of Shares pursuant hereto, and all other taxes, fees and expenses necessarily incurred by the Company in connection therewith and will, from time to time, use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable thereto.

     I. Restriction on Exercise and Resale. Optionee covenants and agrees that it is acquiring the Option solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Optionee acknowledges and agrees that neither the Option nor the Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act") and will not be so registered at the time such Option is exercised, and that neither the Option nor the Shares may be transferred or sold except in compliance with the registration provisions of the Securities Act, or pursuant to an applicable exemption therefrom and in compliance with applicable state and local securities laws and regulations. Optionee consents to the inclusion on each Share certificate of the following legend:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred, sold or otherwise disposed of except while such a registration is in effect or pursuant to an exemption from registration under such Act."

Optionee acknowledges and agrees that it has made his own independent investigation, analysis and evaluation of the Company and the desirability of acquiring the Option and, upon exercise thereof, the Shares.

     I. Restrictions on Issuing Shares. Each exercise of the Option shall be subject to the condition that if at any time the Company shall determine that the satisfaction of withholding tax or other withholding liabilities, or that the listing, registration, or qualification of any Shares otherwise deliverable upon such exercise upon any securities exchange or under any state or federal law, or that the consent or approval of any regulatory body, is necessary or desirable as a condition of, or in connection with, such exercise or the delivery or purchase of Shares pursuant thereto, then in any such event, such exercise shall be deferred until such withholding, listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not reasonably acceptable to the Company; provided, that the Company shall notify Optionee of any such restriction (and its removal) and shall use its reasonable best efforts to promptly permit the exercise of such Option, and the length of the Option Period shall be extended for the amount of time any such restriction is in effect.

     I. No Rights as a Stockholder. Until Optionee shall have validly exercised the Option, delivered the Exercise Price to the Company and purchased the Shares in accordance with the terms contained herein, the Optionee shall have no rights as a stockholder of the Company solely by virtue of this Agreement including the right to receive dividends or distributions or to vote with respect to the Shares.

     I. General.

     A. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when received, if delivered personally or sent by telecopy or reputable overnight carrier (and confirmed in writing within three business days thereafter), or five calendar days after the same is sent, if sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at the addresses and facsimile numbers as set forth in
Section 9.7 of the Asset Purchase Agreement or as otherwise designated by the parties from time to time.

     A. Exclusive Agreement. This Agreement supersedes all prior agreements between the parties (written or oral) with respect to the terms and conditions of the Option and is intended as a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter hereof.

     A. Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

     A. Dispute Resolution (Arbitration). It is agreed that any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be settled by arbitration administered by the American Arbitration Association in Chicago, Illinois under its Commercial Arbitration Rules, before a panel of three (3) arbitrators, one of whom shall be selected by the Company, one of whom shall be selected by Optionee, and one of whom shall be selected jointly by the Company and Optionee (or, in the event that the Company and Optionee cannot agree, by the first two arbitrators). Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the parties. The costs of such arbitration, including without limitation reasonable attorneys' fees, shall be borne by the non-prevailing party.

     A. No Assignment; Third Parties. Except as otherwise provided herein, no party shall assign this Agreement or any part hereof without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors, and assigns. Except as provided herein, nothing in this Agreement shall entitle any person other than the parties to any claim, cause of action, remedy, or right of any kind.

     A. Further Assurances. The parties agree to deliver or cause to be delivered to the other on the closing of the exercise of the Option and at such other times thereafter as shall be reasonably agreed, any such additional agreement, document, or instrument as either of them may reasonably request for the purpose of carrying out this Agreement.

     A. Captions. All section or paragraph headings contained in this Agreement are for the convenience of the parties and shall not affect the meaning or interpretation of any provision of this Agreement.

     A. Savings Clause. In the event that any word, phrase, clause or provision of this Agreement should ever be deemed to be invalid, such word, phrase, clause or provision shall automatically be amended to conform to all applicable legal requirements. If this is impossible, such word, phrase, clause or provision shall be given no effect as if it had not been inserted and the remaining provisions of this Agreement shall survive as if such word, phrase, clause or provision had not been inserted.

     A. Amendments; Modifications. Any amendment or modification to this Agreement must be in writing signed by the parties hereto


                           [Signature Page to Follow]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                               SIGNATURECARD, INC.


                                        By:
                                                     Name:
                                                     Title:


                                               TRANSMEDIA NETWORK INC.


                                        By:
                                                     Name:
                                                     Title:




                      [Signature Page to Option Agreement]

                                                                       Exhibit 3

                        SERVICES COLLABORATION AGREEMENT

                                     between

                             TRANSMEDIA NETWORK INC.

                                       and

                               SIGNATURECARD, INC.



                                  June 30, 1999

                        SERVICES COLLABORATION AGREEMENT


         SERVICES COLLABORATION AGREEMENT ("Agreement") is made as of the 30th day of June, 1999, between Transmedia Network Inc., a Delaware corporation ("Transmedia"), and SignatureCard, Inc., an Indiana corporation ("Signature").

         WHEREAS, Transmedia operates a membership program under the "Transmedia" trade name and service mark and, as of the date hereof, has acquired certain assets of Signature related to a similar membership program which Signature formerly operated under the Dining a la Card trade name and service mark;

         WHEREAS, Signature has retained certain marketing partner relationships pertaining to the DALC Program, and wishes to (i) continue to promote and market the DALC Program to existing DALC Members acquired from such relationships, (ii) acquire new DALC Members pursuant to such relationships, and (iii) develop new marketing partner relationships;

         WHEREAS, each party has determined that it is advisable that (i) Signature conduct marketing and promotional programs, and seek to enter into marketing partner relationships, to acquire DALC Members in the United States of America, and (ii) Transmedia generally manage the DALC Program, including performing certain DALC Member services and managing the Merchant network, all on the terms and subject to the conditions prescribed herein.

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


1. ARTICLE

                                     GENERAL

1. Capitalized terms used in this Agreement have the respective meanings set forth in Schedule I hereto.

2. This Agreement shall be effective as of the date first written above and thereafter shall remain in full force and effect until terminated in accordance with Article XI hereof.


2. ARTICLE

                               SERVICES COMMITTEE


1. Services Committee. Promptly following the execution and delivery of this Agreement, the parties shall establish a Services Committee (the "Services Committee"). The Services Committee shall consist of two members, one of whom shall be the Chief Executive Officer or other designee of Transmedia reasonably acceptable to Signature and one of whom shall be the Signature senior executive primarily responsible for the DALC Program or other designee of Signature reasonably acceptable to Transmedia (such acceptance, in each case, not to be unreasonably withheld). The Services Committee shall act as the committee for strategic initiatives and major operational issues relating to the Operating Guidelines and the Economic Covenants (each, as hereinafter defined), and shall review, among other things, the performance of the parties hereunder, including adherence by the parties to the Operating Guidelines and compliance by the parties with the Economic Covenants. The Services Committee otherwise shall review strategies designed to enhance and market the DALC Program and to maximize the fees and revenue therefrom. Each party shall designate its member to the Services Committee and shall notify the other party in writing each time it proposes to permanently replace its member and appoint a new designated member, but shall not permanently replace its member and appoint a new designated member without the prior written consent of the other party (which consent shall not be unreasonably withheld).

2. Meetings. The Services Committee shall meet at such times and places as it may elect but in any event, not less than once each calendar quarter. The Services Committee may meet in person or by telephonic or video conference, and either member may call such a meeting. All costs of participation by each member in the activities of the Services Committee shall be borne by the party appointing such member.

3. Specific Responsibilities of the Services Committee. The responsibilities of the Services Committee shall, with respect to the promotion and marketing of the DALC Program, include, but not be limited to:

          1. review or development of new marketing and promotional strategies;

          2.   review of all new marketing partner contracts;

          3. review of design and uses of advertising, marketing, promotional and solicitation materials and selection and use of all media;


          4. review and oversight of adherence by the parties to the Operating Guidelines and, where appropriate, recommending corrective action;

          5. evaluation and approval of proposals by a party desiring to enter into a marketing partner contract or other arrangement contrary to the requirements of the Operating Guidelines and the Economic Covenants and, if appropriate, enforce payment of the Make-Whole Amount pursuant to Article VII hereof;

          6. review of and, if appropriate, adjustment to, the Operating Guidelines and Economic Covenants on a periodic basis; and

          7. review of, and determination with respect to, proposals to close a market.

     It is expressly acknowledged that the responsibilities of the Services Committee shall be limited to issues relating solely to the DALC Program as operated by the parties in accordance with the terms hereof, and the Services Committee shall have no jurisdiction over matters that relate to, arise out of or are in connection with the respective businesses of the parties hereto other than the DALC Program. The parties shall notify their respective employees and their respective Affiliates who perform services in connection with this Agreement of this limitation and shall require them to abide by its terms.

          4. Voting. Each member of the Services Committee shall have one vote on all matters and the Services Committee shall act by the unanimous vote of its members. If the Services Committee is unable to obtain the required vote to approve, or take other action on, any matter requiring a vote, or if any member wishes to contest a deadlock, then the matter may be settled in accordance with the provisions of Section 14.4 hereof, and any requirement for approval by the Services Committee under this Agreement shall be satisfied by action in accordance with such Section.


3. ARTICLE

                    ROLES AND RESPONSIBILITIES OF THE PARTIES

1.   Signature Responsibilities.


     1. Signature shall perform the marketing and promotional functions described in this Section 3.1 in connection with the DALC Program with respect to Signature DALC Members only, in accordance with the terms of this Agreement. The goals of Signature's marketing and promotional functions are to generate new, active members for the DALC Program and to induce members of the DALC Program, where applicable, to renew their memberships annually and to be active members of the DALC Program.

     2. Signature, in conjunction with Transmedia shall, at Signature's expense:

          (1) develop a promotional and marketing strategy to be implemented by Signature with respect to the Signature DALC Members for the DALC Program (including, without limitation, at Signature's discretion, developing and implementing programs and strategies to stimulate utilization by inactive and low usage DALC Members);

          (2) prepare a plan for the marketing and promotion of the DALC Program in advance of each calendar year, update and modify the same during each calendar year and provide to Transmedia periodic reports of the DALC Program's performance measured against such plan;

          (3) maintain and expand Exclusive DALC Sponsor Relationships and relationships with other DALC Sponsors existing on the date hereof and develop and initiate new Exclusive DALC Sponsor Relationships and relationships with other DALC Sponsors in addition to those in existence on the date hereof, all in accordance with the marketing and promotion plan prepared pursuant to Section 3.1(b)(ii);

          (4) develop advertising and promotional materials to be used by Signature to support the DALC Program;

          (5) select the print and broadcast media to be used by Signature in marketing and promoting the DALC Program; and

          (6) perform such other functions as Signature and Transmedia may agree are appropriate to Signature's marketing and promoting the DALC Program to the Signature DALC Members.


     3. In addition to the responsibilities set forth in paragraph (b) above, Signature shall, in connection with Exclusive DALC Sponsor Relationships existing on the date hereof or entered into in accordance with the terms hereof, pay for all airline miles purchased thereunder and Transmedia shall reimburse Signature for the same within ten business days following Transmedia's receipt from Signature of Signature's "Request for Distribution" or other documentation substantiating the amount paid. The amounts for which Transmedia is required to reimburse Signature under this Section 3.1(c) shall not be subject to set off against any amounts owed or alleged to be owed by Signature to Transmedia under this Agreement or any other agreement between the parties.

     4. Marketing activities which may be undertaken by Signature under this Agreement may include, among other things:

          (1)  preparation and mailing of solicitation materials;

          (2)  telemarketing;

          (3) advertising, including via radio, television, newspapers, magazines and other print media, internet or other electronic media and other appropriate venues; and

          (4)  conducting DALC Member surveys and marketing tests;

     provided, however, that Transmedia shall have the right to approve the form and content of any of the foregoing activities or materials solely for the purpose of (x) ensuring that the statements contained therein are accurate, and (y) protecting the value of the DALC Intellectual Property or the Transmedia Intellectual Property and the reputation of the DALC Program; provided, further, that such approval shall not be unreasonably withheld.

2.   Transmedia Responsibilities.

     1. Transmedia shall have charge of the day-to-day management and operations of the DALC Program. Transmedia's responsibilities will include, but not be limited to:

          (1) making all Transmedia personnel decisions (including those personnel who have responsibility for the DALC Program);

          (2) approval of all non-employee sales personnel engaged by Signature to perform marketing or promotional services hereunder;

          (3) review of all product offerings proposed by Signature in connection with the DALC Program and all descriptions, solicitations, advertising copy or other marketing and promotional materials proposed for use in connection therewith;
               (1)


          (4) approval of all DALC Sponsor contracts entered into after the date hereof whose term extends beyond three years;

          (5) approval of all DALC Sponsor contracts entered into after the date hereof which would preclude Transmedia from collecting Fee Income, if any, from DALC Members acquired pursuant thereto;

          (6)  provision of membership benefits to all DALC Members;

          (7) provision of customer service, including fulfillment, preparation and distribution of directories, preparation and distribution of DALC Member statements, issuance of rebate checks and airline miles, if applicable, and responding to consumer complaints or inquiries;

          (8) collection of Fee Income from DALC Members (except to the extent otherwise provided in a contract between Signature and a DALC Sponsor in existence on the date hereof or approved by Transmedia in accordance with paragraph (v) above) and Rights-to-Receive from Merchants;

          (9) communication with Merchants (including development of collateral sales materials and periodic Merchant reporting);

          (10) management of Merchant processing partner relationships;

          (11) technological functions, including maintenance and management of databases, software programs and the like;

          (12) communication with regulatory authorities concerning provision of membership benefits and advertising, marketing and promotional materials; provided, however, that to the extent such materials relate to the responsibilities and obligations of Signature hereunder, Signature and Transmedia shall jointly communicate with regulatory authorities;

          (13) maintain, update and program interfaces onto the websites associated with the DALC Program (including, without limitation, such information with respect to arrangements with DALC Sponsors and links to websites of such DALC Sponsors as Signature reasonably requests from time to time);


          (14) provision to Signature (either through electronic access or other reasonable means) of such data and information relating to the DALC Program as may, from time to time, be required by the terms of any DALC Sponsor contract existing on the date hereof or hereafter entered into in accordance with the terms hereof and such other data and information as the parties may reasonably agree; and

          (15) subject to Signature's areas of responsibility and obligations as described herein, each other function, duty or service (other than those expressly undertaken by the Services Committee under
               Section 2.3 hereof), the performance of which is deemed by Transmedia in its sole discretion to be necessary or advisable in operating the DALC Program.

     2. Notwithstanding the provisions of Section 3.1 and of paragraph (a) of this Section 3.2, it is expressly understood and agreed that Transmedia and/or its Affiliates may, in its sole discretion, undertake to perform, with respect to any DALC Member other than a Signature DALC Member, any of the functions required to be performed by Signature with respect to Signature DALC Members hereunder. Any such activity undertaken by Transmedia shall not be subject to the terms of this Agreement and Signature shall have no obligations with respect to such DALC Members.


4. ARTICLE

                       MARKETING AND PROMOTION; EXPENSES;
                        LICENSE OF INTELLECTUAL PROPERTY

     1. Marketing Efforts. During the term of this Agreement, Signature agrees that it shall (and shall cause its successor to) maintain marketing and sales personnel capable of performing its obligations hereunder, and shall be solely responsible for the hiring, compensation, management and evaluation of such personnel.


     2. Advertising and Promotional Materials. All marketing, advertising, and promotional materials (including, without limitation, any and all telemarketing scripts) for Signature's marketing of the DALC Program shall comply with all applicable laws and regulations and shall be submitted to and subject to approval by Transmedia as provided herein prior to the use thereof; provided that such approval -------- shall not be unreasonably withheld. Signature and Transmedia shall advise one another of customer and Merchant reactions to the marketing and promotional materials they use. All such materials shall include, in a location and in a manner which can easily be seen and read, the following notice: "The Dining A La Card(R)program and trademark are the property of Transmedia Network Inc., used under license by SignatureCard, Inc." As permitted by applicable laws and regulations, all documentary information, promotional materials and media presentations (where practical) promoting the DALC Program shall display the trade names, trademarks, service marks, logos and trade dress thereof in a manner consistent with the past practices of the parties.

     3. Expenses. Signature shall bear the expense for the preparation of all solicitation materials and all marketing, advertising and promotional expenses it incurs in marketing and promoting the DALC Program to the Signature DALC Members. Except to the extent costs and expenses are deducted from revenues in accordance with the definition of "Profit" as set forth in Schedule I, Transmedia shall bear the expense for its performance hereunder.

     4. Membership Applications. Signature shall cause all applications for membership in the DALC Program generated by Signature's performing of marketing and promotional functions to be transmitted directly to Transmedia for its review.

     5. Membership Data. Transmedia shall maintain appropriate records identifying (i) which persons are DALC Members on the date hereof as set forth on a computer disc delivered to Transmedia pursuant to
          Section 3.1(k) of the Asset Purchase Agreement, (ii) which persons are DALC Members on the date hereof pursuant to an Excluded Contract (as defined in the Asset Purchase Agreement) as set forth on a computer disc delivered to Transmedia pursuant to Section 6.3 hereof, and (iii) which persons become DALC Members after the date hereof as a result of Signature's marketing and promotional efforts hereunder; it being understood and agreed that the DALC Members identified in clauses (i) through (iii) of this sentence are the only DALC Members Transmedia shall be obligated to service under this Agreement.

     6. Licenses of Intellectual Property. Pursuant to the terms of the License Agreement and the Software License Agreement by and between Transmedia and Signature of even date herewith (together, the "License Agreements"), Transmedia shall grant to Signature (a) a non-exclusive license to use the DALC Intellectual Property and an exclusive license to use the "Earn Meals for Your Miles" service mark, in each case for the sole purpose of performing marketing and promotional functions with respect to the DALC Program as contemplated by this Agreement during the term hereof, (b) a non-exclusive license to use, and prepare derivative works of, any advertising copy prepared by Signature under this Agreement, for use only in connection with Signature's other non-dining programs, and (c) a royalty-free, perpetual, non-exclusive license to use the Data Merchant System solely for the purposes set forth in the Software License Agreement.

     7. No Rights by Implication. Except as specifically provided herein or in the License Agreement, no rights or licenses with respect to the DALC Intellectual Property, other technical information or other proprietary rights (including licenses or rights in confidential information, membership data and information, marketing plans, surveys, research, member information, merchant information and records, service information, marketing strategies, training materials, marketing and promotional materials or other information relating to advertising, marketing, promotion or commercial sale of the DALC Program) are granted or deemed granted by Transmedia to Signature hereunder or in connection herewith.

5. ARTICLE

                              OPERATING GUIDELINES



     1. Operating Guidelines. Each party hereto shall use its commercially reasonable efforts to preserve the integrity and reputation of the DALC Program. By signing this Agreement, each party recognizes that adherence to the operating guidelines set forth on Annex A hereto (as the same may be adjusted from time to time by the Services Committee in accordance with the terms hereof, the "Operating Guidelines") is in its best interests and covenants to and agrees with the other party that it shall use its commercially reasonable efforts to abide by the Operating Guidelines applicable to it in performing its duties hereunder. If, at any time during the term of this Agreement, a party has performed its duties in a manner inconsistent with the Operating Guidelines applicable to it, it shall use its commercially reasonable efforts to explain the same and the reasons therefor to the Services Committee and shall cooperate, in good faith, with the Services Committee to rectify the situation (including, without limitation, by taking any corrective action deemed appropriate by the Services Committee).

     2. Opening New Markets. The parties shall cooperate with each other in identifying and selecting new markets in which to offer, market or promote the DALC Program. If (i) Transmedia deems it advisable to open a market in a Territory, and (ii) Signature commits to deliver a sufficient number of DALC Members within the Territory such that, with respect to the number of DALC Members residing therein, the Territory would become a Qualified Territory solely through the efforts of Signature, then Transmedia shall use its commercially reasonable efforts, within 180 days of its receipt of notice from Signature of such commitment (such date is hereinafter referred to as the "Market Launch Date"), to deliver a sufficient number of Merchants to satisfy a minimum Member-Merchant Ratio of 150:1. If Transmedia delivers the number of Merchants required to satisfy its obligations hereunder and Signature does not achieve DALC Member acquisition or utilization at the levels established by the Operating Guidelines with respect to such new market, Signature shall be responsible for, shall assume the liability of, and shall reimburse Transmedia for, all uncollected Rights-to-Receive incurred by Transmedia in such market. Signature shall remit any payments owed to Transmedia pursuant to the preceding sentence within thirty (30) days following its receipt of notice from Transmedia referencing the failure to comply with this Section 5.2 and specifying the amount owed, together with appropriate documentation evidencing the same. If Signature delivers the number of DALC Members required to satisfy its obligations as set forth above and Transmedia does not supply DALC Merchants at the levels and quality established by the Operating Guidelines with respect to such new market, Transmedia shall be responsible for, shall assume the liability of, and shall reimburse Signature for, all marketing and promotional expenditures reasonably incurred by Signature in delivering DALC Members in such market. Transmedia shall remit any payments owed to Signature pursuant to the preceding sentence within thirty (30) days following its receipt of notice from Signature referencing the failure to comply with this Section 5.2 and specifying the amount owed, together with appropriate documentation evidencing the same. Neither party may deliver any notice hereunder prior to the Market Launch Date. The remedies provided by this Section 5.2 shall be the sole and exclusive remedies of the parties with respect to the liabilities incurred in connection with opening new markets hereunder, and they each hereby waive any and all rights that might otherwise be available at law or in equity with respect thereto.


6. ARTICLE

                  MARKETING EXCLUSIVITY AND SPONSOR INFORMATION

     1. Signature Exclusivity. Signature shall, during the Profit Sharing Period, have the exclusive right to market the DALC Program through use of all of its existing and hereafter acquired Airline Frequent Flyer Member Files and the Exclusive DALC Sponsor Relationships, and Transmedia and its Affiliates shall not market or promote the DALC Program or the Transmedia Program through use thereof; provided, -------- however, that nothing in this Section 6.1 shall be deemed to prohibit Transmedia and its Affiliates from (i) offering mileage credits in airline mileage programs in connection with the DALC Program, the Transmedia Program or otherwise, (ii) marketing or promoting other non-dining services to the Exclusive DALC Sponsor Relationships, (iii) receiving relevant information about, and servicing DALC Members acquired through the use of DALC Sponsor Relationships (whether existing or hereinafter initiated) or Airline Frequent Flyer Member Files under the terms of this Agreement, or (iv) marketing the DALC Program or the Transmedia Program to DALC Members acquired by Transmedia pursuant to the Asset Purchase Agreement, notwithstanding that any such DALC Member may also be listed on any computer disc delivered pursuant to Section 6.3 hereof.

     2. Non-Exclusivity. It is expressly understood and agreed that Signature shall not have the exclusive right to market the DALC Program, the Transmedia Program or any other dining program through the use of any DALC Sponsors or other marketing partners other than the Exclusive DALC Sponsor Relationships, and Transmedia and its Affiliates may, at any time, market and promote the DALC Program, the Transmedia Program or other dining program through such other DALC Sponsors and such other marketing partners. The parties agree to use their commercially reasonable efforts to coordinate their respective marketing activities vis a vis such prospective DALC Sponsors or marketing partners.


     3. Membership Files and Data. Prior to or simultaneous with the execution and delivery of this Agreement, Signature shall deliver to Transmedia (in addition to those DALC Members acquired by Transmedia pursuant to the terms of the Asset Purchase Agreement) a computer disc containing a complete and accurate list of all current DALC Members who were acquired pursuant to the Excluded Contracts (as defined in the Asset Purchase Agreement) and all other data ("Data") related to such DALC Members as of the date hereof which is reasonably required by Transmedia in order for it to fulfill its obligations hereunder.

     4. Negotiation of DALC Sponsor Contracts. During the term of this Agreement, Signature shall advise Transmedia of each significant meeting (as reasonably determined by Signature in good faith) whether in person, by telephone or video conference, it schedules with a DALC Sponsor and each other current or future marketing partner of Signature at which an existing or proposed arrangement (pertaining to the DALC Program) with Signature is to be discussed or negotiated, and shall invite at least one representative of Transmedia to attend such meeting and participate therein at Transmedia's expense. In addition, Signature shall afford Transmedia the right to review, on a timely basis, all significant correspondence relating to such arrangements, and to review all new contracts into which Signature may enter with DALC Sponsors or other marketing partners prior to their execution and to review and, to the extent provided herein, approve all marketing and promotional materials proposed for use pursuant thereto. Transmedia shall grant or withhold its approval of such materials within ten business days following receipt of the same and shall not unreasonably withhold its approval.


7. ARTICLE

                               ECONOMIC COVENANTS

     1.   Economic Covenants.


          1. The parties recognize that each operates businesses other than the DALC Program. In recognition of the fact that each party will be harmed by the other party entering into uneconomic transactions so as to advance the interests of such other businesses, the parties agree that compliance with the economic covenants set forth in Annex B hereto (as the same may be adjusted from time to time by the Services Committee in accordance with the terms hereof, the "Economic Covenants") is essential. Signature covenants and agrees with Transmedia that it, its Affiliates, and their respective employees, representatives and agents, will comply with the Economic Covenants set forth in Section I of Annex B. Transmedia covenants and agrees with Signature that it, its Affiliates and their respective employees, representatives and agents, will comply with the Economic Covenants set forth in Section II of Annex B.

          2. Notwithstanding the provisions of paragraph (a) of this Section 7.1, either party hereto may enter into a transaction which would result in an event of non-compliance with respect to an Economic Covenant applicable to it if (i) prior to entering into such transaction, the party obtains the written consent of the other party hereto or (ii) the party tenders payment to the other party of a Make-Whole Amount. For purposes of this Section 7.1, the "Make-Whole Amount" shall mean: (x) the actual amount of the expenditure pursuant to the proposed transaction, less (y) the amount of the expenditure if the applicable Economic Covenant had been complied with; it being understood and agreed that no payment shall be due or made by either party hereunder if the amount set forth in clause (y) exceeds the amount set forth in clause (x). Subject to the foregoing proviso, any event of non-compliance with the Economic Covenants as to which the affected party has not consented shall give rise to an obligation by the other party to tender payment of the Make-Whole Amount. The remedies provided by this Section 7.1 shall be the sole and exclusive remedies of the parties with respect to liabilities incurred in connection with any event of non-compliance with the Economic Covenants as to which the affected party has not consented, and the parties each hereby waive any and all rights that might otherwise be available at law or in equity with respect thereto.


8. ARTICLE

                       MARKETING FEES PAYABLE TO SIGNATURE

         In consideration of the marketing services to be provided by Signature hereunder, Transmedia shall pay to Signature the following amounts:

     1. Fee Sharing. Signature shall receive sixty-seven percent (67%) (i) of all Membership Fee Income collected (during the five-year period commencing on the date hereof) from persons who are DALC Members on the date hereof, and (ii) of all Membership Fee Income collected from persons (during the five-year period following their initially becoming DALC Members) who become DALC Members after the date hereof as a result of Signature's marketing and promotional efforts hereunder; provided, -------- however, that Signature shall not be entitled to any percentage of Membership Fee Income received after the end of the Profit Sharing Period. Transmedia shall pay and deliver to Signature the portion of Membership Fee Income to which it is entitled, together with a calculation in appropriate detail of the Membership Fee Income received from new and existing DALC Members, within forty-five (45) days following the end of each calendar quarter. Subject to the previous sentence, if Signature shall collect Membership Fee Income from any DALC Member in accordance with the terms of this Agreement, it shall remit the full amount thereof to Transmedia within forty-five (45) days following the end of each calendar quarter.

     2.   Profit-Based Payments.

          1. Signature shall receive during the twelve and one-half year period commencing on the date hereof, unless this Agreement is earlier terminated in accordance with Section 11.2, in which event during the period ending on such termination date (the "Profit Sharing Period"), a quarterly marketing fee equal to forty percent (40%) of all Profits derived from persons who are (as of the date hereof) or, as a direct result of Signature's performance of marketing and promotional services hereunder with respect to the DALC Program, become (after the date hereof) DALC Members. Transmedia shall pay and deliver to Signature the portion of the Profits to which it is entitled, together with a calculation thereof in appropriate detail, within forty-five (45) days following the end of the first three fiscal quarters of each fiscal year of Transmedia and within sixty (60) days following the end of each fiscal year of Transmedia, subject to appropriate fiscal year-end adjustments.


          2. If Transmedia generates Operating Losses, the same shall be taken into account in calculating Profits, but Signature shall not otherwise be required to contribute to the funding thereof.


9. ARTICLE

                      GRANT OF ADDITIONAL MARKETING RIGHTS

     1. Transmedia Program Memberships. Signature shall be entitled to purchase from Transmedia such number of memberships in the Transmedia Program as Transmedia and Signature shall agree. Such memberships, unless Transmedia and Signature otherwise agree (i) may be resold by Signature for cash or other consideration acceptable to Transmedia only in connection with the marketing and promotional services Signature provides to Transmedia and its Affiliates with respect to the Transmedia Program, (ii) shall entitle the holders thereof to discounts and other benefits generally available to other members of the Transmedia Program, and (iii) shall be renewable upon terms generally applicable to members of the Transmedia Program having similar memberships.

     2. No Rights to Members or Membership Data. Nothing in this Article IX shall grant or convey or be deemed to grant or convey to Signature any rights whatsoever to Transmedia Members or any rights whatsoever to the membership lists or files pertaining to Transmedia Members; it being expressly understood and agreed that all such rights are and shall at all times remain the sole and exclusive property of Transmedia.


10. ARTICLE

                OWNERSHIP, CONFIDENTIALITY AND PUBLIC INFORMATION



     1. Ownership. Transmedia is the sole and exclusive owner of the DALC Intellectual Property and the Transmedia Intellectual Property and shall own any and all rights in intellectual property developed by Signature or Transmedia for use in the DALC Program, the Transmedia Program or any other programs offering discount dining during the term of this Agreement, including but not limited to all copyright rights and other intellectual property rights in any and all brochures, advertising, promotional and marketing materials (including, without limitation, videos, scripts, recordings, etc.) that are developed by Signature in the fulfillment of its responsibilities hereunder. All materials and works created or produced by Signature in the fulfillment of its responsibilities hereunder falling within 17 U.S.C.ss.101 shall be deemed works made for hire and will rest in and will be the property of Transmedia. To the extent that any works or materials created or produced by Signature in fulfillment of its responsibilities hereunder do not fall within 17 U.S.C.ss.101, Signature hereby assigns to Transmedia all right, title and interest now existing or that may in the future exist in, and to any intellectual property rights, including any trademarks, copyrights, patents and inventions, any trade secrets in any and all works or materials created or produced by Signature for Transmedia and in and to any and all other works or materials created or produced in the course of preparing such works or materials for Transmedia. Except as set forth in the penultimate sentence to this paragraph, to the extent such rights are held by third parties, Signature shall obtain all assignments, consents and agreements necessary to convey to Transmedia all right, title and interest in and to any and all such intellectual property. Signature shall furnish to Transmedia copies of such assignments, consents and agreements. The foregoing intellectual property rights include, but are not limited to (x) all rights to register, or to renew any registration(s) or letter(s) patent for, such intellectual property rights and (y) all causes of action related to such intellectual property rights, including the right to sue for past damages. Notwithstanding the foregoing, Transmedia acknowledges that Signature's existing agreements with the persons set forth in
          Schedule II hereto do not contain the assignment provision required herein, and agrees that, as such, these agreements do not contravene Signature's obligations under this Section. Signature will not attempt to register any works or materials created or produced by Signature pursuant to this Agreement at the U.S. Copyright Office, the U.S. Patent and Trademark Office, or in any foreign counterparts of those U.S. offices. Nothing herein shall be interpreted or construed to grant to Signature or any other party any rights, license or interest in the DALC Intellectual Property or the Transmedia Intellectual Property, except as expressly provided in this Agreement and the License Agreement.


     2. Ownership Exclusions. Notwithstanding Section 10.1 above, Signature owns and shall own all intellectual property included in the Excluded Assets (as defined in the Asset Purchase Agreement) (i.e., the ---- intellectual property rights in any and all brochures, advertising, promotional and marketing materials (including, without limitation, videos, scripts, recordings, etc.) that were, are or are in the future developed exclusively for and used exclusively in the marketing of the dining program presently conducted by Signature Japan Co., Ltd. (f/k/a CardPlus Japan Co., Ltd.)), and nothing herein shall be interpreted or construed to grant to Transmedia any rights, license or interest therein.

     3.   Confidentiality.

          1. Signature and its Affiliates agree to treat as confidential and not to disclose to any person (other than to Signature employees who have a need to know the same for purposes of Signature's performing its obligations hereunder) or use the same for its own benefit or for any purpose other than performing its obligations hereunder all confidential or proprietary information, data, plans, strategies, projections, budgets, reports, research, financial information, files, reports, agreements and other materials and information it receives, obtains or learns about Transmedia and its Affiliates, the DALC Program, the Transmedia Program or any other program, service or product Transmedia and/or Signature develops in connection with this Agreement. Signature shall notify those of its employees who perform services for Transmedia and its Affiliates of this covenant and shall secure their agreement to abide by its terms.

(b) Transmedia and its Affiliates agree, during the term of this Agreement (and, with respect to any DALC Sponsor contract existing on the date hereof or entered into in accordance with the terms hereof, during the period Signature is required to treat information as confidential pursuant thereto), to treat as confidential and not to disclose to any person (other than to Transmedia employees who have a need to know the same for purposes of Transmedia's performing its obligations hereunder) or use the same for its own benefit or for any purpose other than performing its obligations hereunder all confidential or proprietary information it receives, obtains or learns about Signature and its Affiliates, including information relating to the DALC Sponsors and the DALC Members generated thereby. Transmedia shall notify those of its employees who perform services under this Agreement of this covenant and shall secure their agreement to abide by its terms.

(c) Notwithstanding the foregoing, neither party shall be obligated with respect to confidential or proprietary information that it can document:

     (1) is or has become readily publicly available through no fault of its own or that of its employees or agents; or

     (2) is received from a third party lawfully in possession of such information and lawfully empowered to freely disclose such information to it; or

     (3) was lawfully in its possession, without restriction, after the date hereof.


     4. Covenant Not to Compete. During the two (2) year period following the date of this Agreement, for any reason, Signature shall not, nor shall it permit any of its Affiliates, directly or indirectly, anywhere in the world other than Japan, Hong Kong (including Hong Kong Island, Kowloon and the New Territories), Macau, Australia, Singapore, South Korea, Taiwan, Malaysia, Philippines, New Zealand, Thailand, Vietnam, Indonesia, Guam, Saipan, and The People's Republic of China to (x) engage in, or invest in, the Business (as defined in the Asset Purchase Agreement) in direct or indirect competition with Transmedia and its Affiliates, or (y) offer, market or promote any program or other arrangement which directly competes with the DALC Program, the Transmedia Program or any other substantially similar discount dining program marketed or promoted by Transmedia during the term hereof; it being understood that nothing herein shall limit any dining transaction or dining program membership fees being charged to any credit card program maintained or serviced by General Electric Corporation and its affiliates; provided, however, that nothing contained herein shall prohibit Signature from performing its obligations hereunder or under the License Agreements, from owning the Closing Date Shares, the Option and, upon exercise thereof, the Option Shares (each, as defined in the Asset Purchase Agreement) pursuant to the terms of the Asset Purchase Agreement, owning securities in Signature Japan Co., Ltd. (f/k/a CardPlus Japan Co., Ltd.) or from owning solely as an investment, securities of any person which are traded on any national securities exchange, the Nasdaq National Market or on Nasdaq Stock Market Inc, if Signature does not, directly or indirectly, own more than 20% of any securities of such person; and provided, further, that Signature shall not be bound by this Section
          10.4 from and after the date, if ever, on which a petition against Transmedia is filed under Chapter VII of the United States Bankruptcy Code (whether such filing is voluntary or involuntary) and such petition is not dismissed or stayed within 60 days or Transmedia materially ceases to engage in the DALC Program, causing a termination hereunder pursuant to Section 11.2 hereof.

     5. Public Announcements. Each party agrees that prior to releasing any media or press announcement with respect to this Agreement or the functions to be performed hereunder, it shall submit the text thereto to the other party for review and approval (which approval shall not be unreasonably withheld).


11. ARTICLE

                              TERM AND TERMINATION

     1. Term. This Agreement shall be effective as of the date first above written and shall, unless sooner terminated or extended in accordance with the two succeeding sentences, be in full force and effect through December 31, 2011 (the "Stated Termination Date"). Any party not desiring to extend the term of this Agreement for an additional two-year period (a "Renewal Term") shall notify the other eighteen months prior to the Stated Termination Date. Thereafter, this Agreement shall be subject to further renewals of a two (2) year duration each unless one party notifies the other of its intention not to renew at least three (3) months prior to the end of a Renewal Term.

     2. Early Termination by Either Party. This Agreement may be terminated by either party prior to the expiration of the term set forth in Section
          11.1 upon written notice to the other party in accordance with Section
          14.8 hereof in the event of a material breach by the other party of its covenants and obligations hereunder that is continuing and is not effectively cured within sixty (60) days (or, in the case of the event described in clause (d) below, within thirty (30) days) after notice thereof from the other party. For purposes of the foregoing, the following events shall be deemed a "material breach":

          1. the failure by the other party to pay any Make-Whole Amount when due;

          2. a material breach by the other party of the covenants set forth in Section 10.3 hereof;

          3.   a material breach by Signature of the covenant set forth in
               Section 10.4 hereof;


          4. a material breach by the other party of its obligations under the License Agreement;

          5. a petition is filed against the other party under Chapter VII of the United States Bankruptcy Code (whether such filing is voluntary or involuntary) and such petition is not dismissed or stayed within the period described above;

          6. Transmedia materially ceases to operate the DALC Program or otherwise materially abandons its duties hereunder;

          7. Signature materially ceases to market the DALC Program or otherwise materially abandons its duties hereunder;

          8.   a material breach by Transmedia of Section 6.1 hereof; or

          9. a material breach by Transmedia of its obligations to pay Signature as set forth in Section 8.1 or 8.2 hereof (except to the extent such amounts are the subject of a dispute hereunder or subject to set off by Purchaser in accordance with Section 7.6 of the Asset Purchase Agreement).


12. ARTICLE

                              EFFECT OF TERMINATION


          1. Run-off. Upon (x) notification by a party of its intention not to renew this Agreement under Section 11.1 or (y) termination of this Agreement in accordance with Section 11.2, the marketing arrangement set out in this Agreement shall enter "Run-Off." Run-Off means that (i) Transmedia shall continue to service active DALC Members existing on the date of notification or termination, as the case may be, until their membership is cancelled by the DALC Member or by the DALC Sponsor which generated the DALC Member (but not by either party hereto), and
               (ii) Signature may continue to acquire DALC Members through the term of the Exclusive DALC Sponsor Relationships in effect as of the date of notification or termination, as the case may be (but may not enter into new contracts). Notwithstanding the foregoing, the parties understand and agree that the economic relationship between the parties hereunder (including under Article VIII hereof) shall terminate upon the termination or expiration of this Agreement in accordance with Article XI hereof.

          2. Confidential Information. Upon conclusion of the Run-Off period set forth in Section 12.1, Signature shall immediately return to Transmedia any and all confidential or proprietary information and data it shall have received or developed in connection with this Agreement or the functions to be performed by it hereunder and Transmedia shall immediately return to Signature any and all confidential or proprietary information it shall have received in connection with this Agreement.

          3. Accrued Obligations. Subject to the provisions of Section 12.1, termination of this Agreement shall not relieve the parties hereto of any liability which accrued hereunder prior to the effective date of such termination nor prejudice either party's right to obtain performance of any obligation provided for in this Agreement which expressly survives termination or expiration.

          4. Return of Materials. Upon conclusion of the Run-Off period set forth in Section 12.1, Signature shall, at Transmedia's election, either destroy or return to Transmedia all promotional materials relating to the DALC Program or the Transmedia Program then in Signature's possession, except to the extent that a DALC Sponsor has proprietary rights in such materials.

          5. Remedies. The fact that either party exercises any right of termination it may have under this Agreement shall not prevent such party from seeking any other remedy it may be entitled to in law or equity, except as otherwise specifically provided in this Agreement; nor shall any provision under this Agreement which provides a remedy to a party for the other party's non-performance be deemed to be an exclusive remedy, except as otherwise specifically provided in this Agreement. Prior to seeking relief through the courts, the parties must attempt to resolve any dispute through the mechanism set forth in Section
               14.4 hereof.

          6.   Survival. The provisions of Article X, this Article XII and
               Article XIII, as well as those rights and obligations which by their intent or meaning have validity beyond termination of expiration of this Agreement, shall survive the termination or expiration of this Agreement.

13. ARTICLE 1.


                                 INDEMNIFICATION

     1. Indemnification by Signature. Signature shall indemnify, defend and hold harmless Transmedia and its Affiliates, and its and their respective employees, officers, directors and agents, and each of their respective successors and assigns (each, a "Transmedia Indemnified Party"), from and against any and all liability, loss, damage, cost, tax, penalty, fine and expense (including, without limitation, reasonable attorneys' fees) (collectively, a "Liability"), which a Transmedia Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with (i) the breach by Signature of any covenant, representation or warranty contained in this Agreement, or (ii) any negligent or wrongful act or omission of Signature or its Affiliates (including, without limitation, fraud) in the performance of its obligations hereunder.

     2. Indemnification by Transmedia. Transmedia shall indemnify, defend and hold harmless Signature and its Affiliates and its and their respective employees, officers, directors and agents, and each of their respective successors and assigns (each, a "Signature Indemnified Party") from and against any and all Liabilities, which a Signature Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with (i) the breach by Transmedia of any covenant, representation or warranty contained in this Agreement, or (ii) any negligent or wrongful act or omission of Transmedia or its Affiliates (including, without limitation, fraud) in the performance of its obligations hereunder.

     3. Indemnification Procedure. Any person seeking indemnification hereunder shall give written notice to the indemnifying party of the claim for indemnification promptly after the party claiming indemnification becomes aware of the Liability for which indemnification or the basis therefor; provided, -------- however, that the failure to give such notice shall not constitute a waiver of the right to indemnification hereunder unless the indemnifying party is actually prejudiced in a material respect thereby. The indemnifying party agrees to assume the defense of any suit or claim related to the Liability at the indemnifying party's own cost and expense with counsel of its own choice, who shall be, however, reasonably acceptable to the indemnified party (such acceptance not to be unreasonably withheld), and such assumption shall conclusively establish that the indemnifying party is responsible for the subject matter of such suit or claim within the scope of this Article XIII. No Liability shall be compromised or settled without the prior written consent of the party seeking indemnification therefor (unless the sole relief provided is monetary damages that are paid in full by the indemnifying party), which consent shall not be unreasonably withheld or delayed, and the indemnified party will have no liability or obligation with respect to any compromise or settlement of such claims without its prior written consent. The indemnified party shall have the right but not the obligation to participate at its own expense in the defense thereof by counsel of its own choice. If requested by the indemnifying party, the indemnified party shall (at the indemnifying party's expense) (i) cooperate with the indemnifying party and its counsel in contesting any claim or demand which the indemnifying party defends, (ii) provide the indemnifying party with reasonable access during normal business hours to its books and records to the extent they relate to the condition or operation of the DALC Program and are requested by the indemnifying party to perform its indemnification obligations hereunder, and to make copies of such books and records, and (iii) make personnel available to assist in locating any books and records relating to the DALC Program or whose assistance, participation or testimony is reasonably required in anticipation of, preparation for or the prosecution and defense of, any claim subject to this Article XIII. In the event that the indemnifying party fails timely to defend, contest or otherwise protect the indemnified party against any such suit, action, investigation, claim or proceeding, the indemnified party shall have the right to defend, contest or otherwise protect itself against the same and may make any compromise or settlement thereof and recover the entire cost thereof from the indemnifying party, including without limitation, reasonable attorneys' fees, disbursements and all amounts paid as a result of such suit, action, investigation, claim or proceeding or compromise or settlement thereof.



     4. Consequential Damages. An indemnifying party shall have no obligation to indemnify an indemnified party for any Liabilities arising out of any interruption of business, loss of profits, loss of use of facilities, loss of customers, loss of goodwill or other indirect or consequential damages (a) to the extent, if any, such Liabilities are caused or contributed to by the actions of the indemnified party or
          (b) that are recoverable (and actually recovered) by the indemnified party from any third party (including insurers). If the amount of any Liabilities at any time subsequent to payment thereof by the indemnifying party to the indemnified party pursuant to this Article XIII is reduced by any recovery, settlement or otherwise or under or pursuant to any insurance coverage or pursuant to any claim, recovery settlement against or with any third party (including any insurer), the amount of such reduction (net of out-of-pocket expenses incurred in obtaining such reduction) shall promptly be repaid by the indemnified party to the indemnifying party. To the extent that an indemnifying party discharges any claim for indemnification hereunder, the indemnified party shall promptly notify the indemnifying party of any and all claims the indemnified party has against third parties (including insurers) and the indemnifying party shall be subrogated (and the indemnified party shall take all reasonable steps to effect such subrogation) to all related rights of the indemnified party against third parties (including any insurers).

     5. Subrogation. To the extent that a claim for indemnification is discharged hereunder, any rights against third parties the indemnifying party may have with respect to the subject matter of such claim shall be subrogated to those of the indemnified party.

     6. Mitigation. An indemnified party shall take all reasonable steps to mitigate all indemnifiable Liabilities upon and after becoming aware of any event which is reasonably likely to give rise to such Liabilities.


14. ARTICLE

                                  MISCELLANEOUS

     1. Governing Law. This Agreement shall be deemed to have been made in the State of New York and its form, execution, validity, construction and effect shall be determined in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.


     2. Injunctive Relief. The parties acknowledge that damages at law may be an inadequate remedy for the breach of any of the covenants and obligations of the parties contained in this Agreement; accordingly, to the extent permitted under, and in accordance with, Section 14.4(b) and the other provisions of this Agreement, each party shall be entitled, without the need of establishing actual damages, to such injunctive relief as may be necessary to prevent, or to enjoin the continuation of, any such breach.

     3. Tax Characterization. The parties hereby agree to, and cause their respective affiliates to, treat the services arrangements that are the subject of this Agreement in the following manner for all federal, state and local tax purposes:

          (1) this Agreement and the services arrangements set out herein shall be treated as a contractual relationship between independent contractors, and not as a partnership or other separate entity;

          (2) the sharing of Membership Fee Income pursuant to Section 8.1 shall be treated as a non-partnership revenue sharing arrangement (with the consequence that each of Transmedia and Signature shall include in gross income directly its share of the Membership Fee Income); and

          (3)  the profit-based marketing fees payable to Signature pursuant to
               Section 8.2 shall be treated as fees paid by Transmedia to Signature for the marketing services provided by Signature hereunder.

     4.   Access; Dispute Resolution.

          1. Access. Transmedia and Signature shall provide each other's authorized employees, auditors and attorneys with access, once a calendar quarter, at reasonable times during regular business hours and upon reasonable prior notice, and subject to the confidentiality undertakings contained in this Agreement, to such party's books and records relating to Profits, Operating Losses and Membership Fee Income for purposes of reviewing the calculations thereof; provided, however, any audits performed hereunder will be at the expense of the party -------- ------- requesting the audit.


          2. Dispute Resolution (Mediation). Signature and Transmedia will endeavor in good faith to promptly, reasonably and equitably settle disputes arising out of or relating to this Agreement or the breach hereof (including claims with respect to a party's performance, failure to perform or adequacy of performance hereunder). All disputes which the parties cannot settle in the normal course of business or with the assistance of the Services Committee shall be mediated in accordance with the provisions of this Section 14.4(b). The party asserting the claim shall give a written statement to the other party describing the nature and substance of the dispute, a brief summary of its position with respect thereto and its justifications therefor, and its proposal for resolution. The other party shall provide a written response thereto within ten business days of its receipt. The position papers shall be forwarded to Mr. Philip Handy of Transmedia (or, in the event of Mr. Handy's unavailability, the Chairman of the Board of Transmedia) and to Mr. Spencer Heine of Montgomery Ward & Co. Incorporated (or, in the event of Mr. Heine's unavailability, a designee of Montgomery Ward & Co. Incorporated or its successor) (together, the "Senior Executives"). The Senior Executives shall, within ten business days of receiving position papers, meet to attempt to resolve the dispute. Any such mediation shall be concluded within 30 days of its commencement.

          3. Dispute Resolution (Arbitration). If the mediation provided by Sectionu14.4(b) of this Agreement is unsuccessful, it is agreed that any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be presented for arbitration within 60 days of the conclusion of such mediation. Such arbitration shall be administered by the American Arbitration Association in Chicago, Illinois under its Commercial Arbitration Rules, before a panel of threeu(3) arbitrators, one of whom shall be selected by Transmedia, one of whom shall be selected by Signature, and one of whom shall be selected jointly by Transmedia and Signature (or, in the event that Transmedia and Signature cannot agree, by the first two arbitrators). Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the parties. The costs of such arbitration, including, without limitation, reasonable attorneys' fees, shall be borne by the nonprevailing party. Any such arbitration shall be concluded within ninety (90) days of its commencement.

     5.   Severability.


          1. If any provision of this Agreement is held to be invalid or unenforceable, it shall be modified, if possible, to the minimum extent necessary to make it valid and enforceable or, if such modification is not possible, it shall be stricken and the remaining provisions shall remain in full force and effect; provided, however, that if a provision is stricken so as to significantly alter the economic arrangements of this Agreement, the party adversely affected may terminate this Agreement upon thirty (30) days' prior written notice to the other party.

          2. If any of the terms or provisions of this Agreement is in conflict with any applicable statute or rule of law in any jurisdiction, then such term or provision shall be deemed inoperative in such jurisdiction to the extent of such conflict and the parties will renegotiate the affected terms and conditions of this Agreement to resolve any inequities.

     6. Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all previous writings and understandings, whether oral or written.

     7. Amendment. This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by both parties.

     8. Notices. Any notice required or permitted under this Agreement to be sent shall be sent by certified mail or courier service, charges pre-paid, or by facsimile transmission, to the address or facsimile number specified below:

         If to Signature:  SignatureCard, Inc.
                           200 North Martingale Road
                           Schaumburg, Illinois  60173-2096
                           Attn.:  General Counsel

                           Telephone:  (847) 605-7390
                           Fax:  (847) 605-3044

         With a copy to:   Montgomery Ward & Co., Incorporated
                           535 West Chicago Avenue
                           Suite 26-S
                           Chicago, Illinois  60671

                           Telephone:  (312) 467-2220
                           Fax:  (312) 467-3064

         With a copy to:   Jones, Day, Reavis & Pogue
                           77 West Wacker Drive
                           Chicago, Illinois  60601-1692
                           Attn.:  Robert Dean Avery, Esq.

                           Telephone:  (312)782-3939
                           Fax:  (312) 782-8585

         If to the Company:Transmedia Network Inc.
                           11900 Biscayne Boulevard
                           Suite 460
                           North Miami, Florida  33181
                           Attn.:  Gene Henderson

                           Telephone:  (305) 892-3321
                           Fax:  (305) 892-3342

         With a copy to:   Equity Group Investments
                           Two North Riverside Plaza, Suite 600
                           Chicago, Illinois  60606
                           Attn.:  F. Philip Handy

                           Telephone:  (312) 466-3799
                           Fax:  (312) 454-1671

         With a copy to:   Morgan, Lewis & Bockius LLP
                            101 Park Avenue
                            New York, New York  10178
                            Attn.:  Stephen P. Farrell, Esq.

                            Telephone:  (212) 309-6000
                            Fax:  (212) 309-6273

          or to such other address or facsimile number as the person may specify in a notice duly given to the sender as provided herein. A notice will be deemed to have been given when received, if delivered personally, sent by telecopy or overnight courier (and confirmed in writing within three (3) business days thereafter), or five calendar days after the same is sent by registered or certified mail, return receipt requested, postage prepaid.

     9. Assignment. Except as provided in the following sentence, this Agreement and the rights and obligations of the parties hereto and their respective interests hereunder shall not be assignable or delegable (other than by operation of law). Either party may assign any or all of its rights and interests and delegate any or all of its obligations under this Agreement to any one or more of its Affiliates without the prior written consent of the other party, in which event the relevant rights and obligations of the assignor and remedies available to it hereunder shall extend to and be enforceable by such Affiliate; provided, however, that the assignor shall remain, and the assignee shall be, fully liable for the performance of all such obligations in the manner prescribed in this Agreement. In the event of any such assignment and delegation, any reference to the assignor by name or as a "party" in this Agreement shall be deemed to refer to such assignee and shall be deemed to include both the assignor and such assignee where appropriate. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors (including by merger, sale or otherwise) and assigns. Any assignment in contravention of the provisions of this Section 14.9 shall be void.

     10.  Standstill. Signature agrees with Transmedia that for a period of five
          (5) years following the date of this Agreement, it will not, and it will ensure that its Affiliates and any person acting on behalf of or in concert with it or any of its Affiliates shall not, without the prior written consent of Transmedia: (1) acquire, offer to acquire or agree to acquire, directly or indirectly (in addition to the Closing Date Shares, the Option and, upon exercise thereof, the Option Shares (each, as defined in the Asset Purchase Agreement)), by purchase or otherwise, more than 3% of the voting securities or (direct or indirect rights to acquire more than 3% of the voting securities of Transmedia), on a fully diluted basis, or any assets of Transmedia or any subsidiary or division thereof or of any such successor controlling person;

          (2) make, or in any way participate, directly or indirectly, in, any "solicitation" for "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of Transmedia;

          (3) submit a proposal for, or offer (with or without conditions) of any extraordinary transaction involving Transmedia or its securities or assets; or

          (4)  form, join or in any way participate in a "group" as defined in
               Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing.


          Signature shall promptly advise Transmedia of any inquiry or proposal made to it with respect to any of the foregoing.

     11. Headings and References. All section headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. Unless the context requires otherwise, all references in this Agreement to any article or section shall be deemed and construed as references to an article or section of this Agreement.

     12. No Agency; No Partnership. It is understood and agreed that each party shall have the status of an independent contractor under this Agreement and that nothing in this Agreement shall be construed as authorization for either party to act as agent for the other. The relationship between the parties as set forth herein shall not be construed as a partnership and neither party shall have any fiduciary duties to the other.

     13. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument. A facsimile transmission of the signed Agreement shall be legal and binding on all parties.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties, through their authorized officers, have duly executed this Agreement intending it to be effective and binding as of the date first written above.

                             TRANSMEDIA NETWORK INC.


                                        By:_______________________________
                                              Name:
                                              Title:


                                        SIGNATURECARD, INC.


                                        By:_______________________________
                                             Name:
                                             Title:




              [Signature Page to Services Collaboration Agreement]

SCHEDULE I

                                   DEFINITIONS


"Active DALC Member" means a DALC Member who has paid the annual fee, if applicable, and has used the DALC Program at least once within the previous three months.

"Affiliate" means, with respect to a specified corporation or other organization, a corporation or organization that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the corporation or other organization specified. For purposes of this definition, the term "control" means (a) the power, direct or indirect, to vote more than 50% of the securities having ordinary voting power for the election or directors (or others performing similar functions) of such corporation or organization or (b) being a general partner of such organization. Notwithstanding the foregoing, for purposes of Sections 10.4, 14.9 and 14.10, no corporation or other organization (including, without limitation, General Electric Capital Corporation) that would be deemed an Affiliate of Signature solely by virtue of its control of Montgomery Ward Holding Corp. or any material stockholder of Montgomery Ward Holding Corp. shall be deemed an Affiliate of Signature unless and until it purchases substantially all of the assets or the stock of Signature/Financial Marketing, Inc., and thereafter the term "affiliate" shall include General Electric Capital Services,uInc. and its subsidiaries but shall not include the General Electric Company and its other subsidiaries.

"Airline Frequent Flyer Member Files" means the lists, files, records, information and data relating to members of frequent flyer and similar programs of the Exclusive DALC Sponsor Relationships.

"approval" means the process by which a party's authorization(s) for specified actions and materials are requested and obtained through submitting such actions or materials to the approving party. Unless otherwise indicated herein, all disapprovals must be in writing, and all actions or materials as to which approval or disapproval is not communicated within five (5) business days following submission of the action or material to the party from whom approval is being sought shall be deemed to have been approved by such party. No approvals shall be unreasonably withheld.

"Asset Purchase Agreement" means the Asset Purchase Agreement dated as of March 17, 1999 between Signature and Transmedia, as the same may be amended from time to time.

"DALC Intellectual Property" means all fictional business names, trade names, d/b/a names, logos, Internet domain names (including www.dalccom, www.dining-a-la-card.com and www.diningalacard.com), trademarks, service marks (including but not limited to DINING A LA CARD(R)), trade dress and any and all federal, state, local and foreign applications, registrations and renewals therefor, and all the goodwill associated therewith (collectively, "DALC Marks"); all patents (including but not limited to all continuations, extensions, and reissues), patent applications, and inventions and discoveries that may be patentable (collectively, "DALC Patents"); all copyrights in both published works and unpublished works (including but not limited to the copyright subsisting in any marketing materials, membership data, and merchant data, and in online works such as Internet web sites, excluding any proprietary software underlying such web sites), and any federal or foreign applications, registrations and renewals therefor (collectively, "DALC Copyrights"); all rights in any and all licensed or proprietary computer software, firmware, middleware, programs, applications, databases, and files (in whatever form or medium) including all material documentation, relating thereto, and all source and object codes relating thereto (collectively, "DALC Computer Software and Files"); all know-how, trade secrets, confidential information, competitively sensitive and proprietary information (including but not limited to pricing information, supplier information, telephone and telefax numbers, and e-mail addresses), technical information, data, process technology, business plans, drawings, and blue prints (collectively, "DALC Trade Secrets"); and the right to sue for past infringement, if any, in connection with any of the foregoing; in each case to the extent used or held for use in the DALC Program; provided, however, that the DALC Intellectual Property shall not be deemed to include any intellectual property included among the Excluded Assets (as defined in the Asset Purchase Agreement).

"DALC Members" means the members, from time to time, of the DALC Program.

"DALC Program" means the registered card, discount dining club membership program operated under the Dining a la Card(R) trade name and service mark.

"DALC Sponsors" means the marketing partners with which Signature, from time to time, contracts in relation to the DALC Program.

"Data" has the meaning specified on Section 6.3.

"Economic Covenants" has the meaning specified in Section 7.1(a).

"Exclusive DALC Sponsor Relationships" means any and all marketing partner arrangements with all airlines worldwide to which Signature is or may, during the term of this Agreement, be a party.

"GAAP" means generally accepted accounting principles in the United States, consistently applied.

"Initial Fee Income" means the income from initial membership fees paid by persons upon becoming DALC Members, net of cancellations, charge backs and other similar credits.

"Liability" has the meaning specified in Section 13.1.

"License Agreements" have the meaning specified in Section 4.6.

"Make-Whole Amount" has the meaning specified in Section 7.1(b).

"Market Launch Date" has the meaning specified in Section 5.2.

"Member-Merchant Ratio" means the applicable number of total DALC Members to Merchants within a Territory.

"Membership Fee Income" means Initial Fee Income plus Renewal Fee Income.

"Merchants" means the restaurants and other establishments, from time to time, that participate in the DALC Program.

"Operating Guidelines" has the meaning specified in Section 5.1.

"Operating Losses" means the excess of (i) the sum of all direct costs, including, but not limited to, cost of sales, rebate, loss reserves, third party processing, health insurance premium increases directly attributable solely to the addition or termination of the Transferred Employees (as defined in the Asset Purchase Agreement) by Purchaser during the term of the Transition Services Agreement dated as of the date hereof between the parties and payable by Transmedia, sales commissions, residual sales commissions payable in respect of existing Rights-to-Receive generated by the following active independent sales contractors listed on Schedule 1.2(i) to the Asset Purchase Agreement: (i) Riverside Marketing, (ii) Universal Biotics Corp., (iii) Card Service International, Inc. and (iv) Bancard Systems, Inc., customer service (including directory, fulfillment, enrollment processing call center maintenance costs associated with both active and inactive members) and cost of inventory (e.g., capital cost) (but not including fixed overhead) over (ii) dining revenue from restaurant spending by DALC Members (net of tax and tip, to the extent reimbursed to Merchants), all as determined in accordance with GAAP.

"Profits" means the excess of dining revenue from restaurant spending by DALC Members (net of tax and tip, to the extent reimbursed to Merchants) over all direct costs, including, but not limited to, cost of sales, rebate, loss reserves, third-party processing, health insurance premium increases directly attributable solely to the addition or termination of the Transferred Employees (as defined in the Asset Purchase Agreement) by Purchaser during the term of the Transition Services Agreement dated as of the date hereof between the parties and payable by Transmedia, sales commissions, residual sales commissions payable in respect of existing Rights-to-Receive generated by the following active independent sales contractors listed on Schedule 1.2(i) to the Asset Purchase
Agreement: (i) Riverside Marketing, (ii) Universal Biotics Corp., (iii) Card Service International, Inc. and (iv) Bancard Systems, Inc., customer service (including directory, fulfillment, enrollment processing, call center maintenance costs associated with both active and inactive members) and cost of inventory (e.g., capital cost) but before fixed overhead, as determined in accordance with GAAP. Profits during any period shall be reduced by any Operating Losses accumulated from any prior period, to the extent not applied to the reduction of Profits in any prior period.

"Profit Sharing Period" has the meaning specified in Section 8.2(a).

"Qualified Territory" means a Territory in which at least 15,000 DALC Members reside within its boundaries.

"Renewal Fee Income" means the income from annual membership fees paid by DALC Members, net of cancellations, chargebacks and other similar credits.

"Renewal Term" has the meaning specified in Section 11.1.

"Rights-to-Receive" means all rights-to-receive and other credits consisting of food, beverage, tax and tip credits at all Merchants wherever located in the United States of America and all agreements, contracts, guarantees, instruments, security agreements and other documents evidencing or securing, and any and all collateral and security interests securing, such rights-to-receive and credits and any and all claims, rights and causes of action related thereto in connection with the DALC Program.

"Run-off" has the meaning specified in Section 12.1.

"Senior Executives" has the meaning specified in Section 14.4(b).

"Services Committee" has the meaning specified in Section 2.1.

"Signature DALC Members" means each DALC Member which (i) is or was acquired pursuant to an Exclusive DALC Sponsor Relationship, (ii) is or was acquired pursuant to an arrangement with any other DALC Sponsor or (iii) is acquired after the date hereof solely through the marketing and promotional efforts of Signature.

"Stated Termination Date" has the meaning specified in Section 11.1.

"Territory" means a Designated Market Area as reported by the Standard Rate and Data Service.

"Transmedia Intellectual Property" means all fictional business names, trade names, d/b/a names, logos, Internet domain names and other Internet addresses, trademarks, service marks (including but not limited to TRANSMEDIA(R)), trade dress and any and all federal, state, local and foreign applications, registrations and renewals therefor, and all the goodwill and going concern value associated therewith (collectively, "Transmedia Marks"); all patents (including but not limited to all continuations, extensions, and reissues), patent applications, and inventions and discoveries that may be patentable (collectively, "Transmedia Patents"); all copyrights in both published works and unpublished works (including but not limited to the copyright subsisting in any marketing materials, membership data, and merchant data, and in online works such as Internet web sites, including the software underlying such web sites), and any federal or foreign applications, registrations and renewals therefor (collectively, "Transmedia Copyrights"); all rights in any and all licensed or proprietary computer software, firmware, middleware, programs, applications, databases, and files (in whatever form or medium) including all documentation relating thereto, and all source and object codes relating thereto (collectively, "Transmedia Computer Software and Files"); all know-how, trade secrets, confidential information, competitively sensitive and proprietary information (including but not limited to pricing information, supplier information, telephone and telefax numbers, and e-mail addresses), technical information, data, process technology, business plans, drawings, and blue prints (collectively, "Transmedia Trade Secrets"); and the right to sue for past infringement, if any, in connection with any of the foregoing; in each case to the extent used or held for use in the Transmedia Program.

"Transmedia Members" means the members, from time to time, of the Transmedia Program.

"Transmedia Program" means the discount dining program operated by Transmedia and its Affiliates under the Transmedia(R) tradename and service mark.

SCHEDULE II

                             INDEPENDENT CONTRACTORS



1.   All Marketing Partner contracts between Signature and the airlines;

2. Dining A La Card membership agreement between Chase Manhattan Bank USA, N.A. and Signature, dated November, 1997; and

3.   Agreement between First USA Bank and Signature, dated January 1, 1998.

                              OPERATING GUIDELINES

                         SIGNATURE OPERATING GUIDELINES


         During the term of the Agreement to which this Annex A is attached (unless a different period is specified below), Signature shall be guided by the following principles, and shall use its commercially reasonable efforts to adhere to such principles whenever possible:

I.       MEMBERSHIP ACQUISITION

         Exclusive DALC Sponsor Relationships. During the five-year period commencing on the date of the Agreement to which this Annex A is attached, subject to Section III below, Signature shall deliver, from the Exclusive DALC Sponsor Relationships only, the following number of new DALC Members (i.e., persons who are not as of the date of this Agreement, and were not during the preceding 12 months, DALC Members) in the aggregate for each year of such five-year period, distributed evenly (to the extent practicable) on a quarterly basis; provided, however, that the yearly totals set forth below shall be cumulative as measured in two year increments:

                                            Year 1    -    500,000
                                            Year 2    -    600,000
                                            Year 3    -    500,000
                                            Year 4    -    400,000
                                            Year 5    -    300,000
                                                         ---------
                                                          2,300,000

II.      UTILIZATION

The average monthly utilization rate during the five-year period following the date of the Agreement shall be no less than 12%.

III.     MERCHANT-MEMBER RATIO

Notwithstanding the requirements of Section I above, Signature may not deliver new DALC Members of such quantity so as to cause the Member-Merchant Ratio within a Territory to exceed 300:1 at any time; provided, however, that if Transmedia does not deliver a sufficient number of quality Merchants to enable Signature to satisfy the guidelines set forth under Section I above, Signature shall be relieved of any obligation to satisfy such guidelines to the extent of Transmedia's failure to deliver a sufficient number of qualified Merchants.

IV.      TELEMARKETING STANDARDS


To the extent that Signature engages in telemarketing in connection with the performance of its duties hereunder, Signature shall use commercially reasonable efforts to ensure that the quality thereof is consistent with Transmedia's overall service quality standards as provided to Signature in writing from time to time. Signature shall use its commercially reasonable efforts to ensure that the following guidelines are followed:

     A. Signature representatives (or communicators employed by vendors) shall approach each call courteously and professionally.

     B. Signature shall use its commercially reasonable efforts to ensure that all communicators understand the DALC Program and the particulars of the offer being promoted and are able to respond to all probable questions.

     C. The communicator who makes or receives calls shall clearly identify himself or herself when the call begins.

     D. Signature shall not call consumers who are listed on the TPS Service provided by the Direct Marketing Association.

     E. The consumer shall always have the choice to freely accept or reject any telemarketing offer.

     F. Signature communicators and representatives shall respond to (but not necessarily resolve) all consumer questions or complaints regarding telemarketing that are referred to it within 48 hours.

     G. All offers and promotions made by Signature to businesses or consumers shall be legal and legitimate.

     H. All telemarketing scripts shall clearly communicate all terms of the offer to the consumer, and the terms and scripts shall have been presented to and, to the extent provided in this Agreement, approved by Transmedia in advance (which approval shall not be unreasonably withheld).

     I.   Signature shall not solicit through the use of prerecorded messages.

     J. Signature shall require its telemarketing vendors to monitor and follow all federal, state and local telemarketing laws and regulations.

     K. Signature shall promptly advise Transmedia of, or fulfill, all telemarketing requests for additional written information relevant to the product offering made by the consumer prior to his or her making a purchase decision.

     L. Signature shall not call consumers or prospective DALC Members on the following holidays: New Year's Eve (stop calling at 1:00 p.m.), New Year's Day, Good Friday, Easter Sunday, Passover (first two nights), Rosh Hashanah Eve and Rosh Hashanah, Yom Kippur Eve and Yom Kippur Day, Christmas Eve (stop calling at 1:00 p.m.) and Christmas Day.

     M. To ensure quality assurance, calls shall periodically be monitored by supervisors (including Transmedia employees or representatives) and recorded.

                         TRANSMEDIA OPERATING PRINCIPLES

         Transmedia shall, during the term of this Agreement, comply with the standards set forth in DALC Sponsor contracts existing on the date of this Agreement or hereafter entered into in accordance with the terms hereof, as the same may from time to time be in effect. In addition, during the term of the Agreement to which this Annex A is attached (unless a different period is specified below), Transmedia shall be guided by the following principles, and shall use its commercially reasonable efforts to adhere to such principles whenever possible:

I.   MERCHANT ACQUISITION

During the period commencing 180 days after the date of the Agreement to which this Annex A is attached and terminating on the fifth anniversary of the date of the Agreement, Transmedia shall satisfy the following:

     (A) Number of Merchants. For every 150 DALC Members existing and delivered in any Qualified Territory, Transmedia shall, within 180 days of the date on which either (i) the Territory becomes Qualified or (ii) the requisite number of DALC Members is delivered, deliver one Merchant; provided, however, that in no event shall either party permit the Member-Merchant ratio to exceed 300:1 at any time.

     (B) Merchant Quality. At least ninety percent of Merchants in a Qualified Territory shall have credit card receipts equal to or greater than $300,000 during the 12 months preceding measurement.

II.  FULFILLMENT & DIRECTORY

     (A) Within five (5) business days of Transmedia's receipt and approval of an application for enrollment in the DALC Program, Transmedia will send to the new DALC Member a fulfillment kit containing the following materials:

               1.   Merchant directory
               2.   Welcome letter
               3.   Membership brochure
               4.   Outer envelope
               5. Such other materials as the parties shall from time to time determine.

               Transmedia shall fulfill all offers made by Signature in accordance with the terms of such offers.

     (B) Subsequent to delivery of the fulfillment kit, Active DALC Members will continue to receive at least four updated Directories each year at times to be determined by the parties in advance. Transmedia reserves the right to cease sending directory updates to Members who have not used the DALC Program at least once in the preceding six-month period; provided, that such members will automatically be reactivated and be eligible to receive a directory once they use the DALC Program.

III. DALC MEMBER STATEMENT & REBATE CHECK

     (A) Transmedia will produce and mail a monthly statement to all Active DALC Members, containing the following information:

                 1. Itemized list of Merchants visited
                 2. Total expenditure per visit
                 3. Total number of miles and/or total amount of cash rebate earned per visit 4. Total amount of mileage credits and/or cash rebates earned that month 5. Such other information as the parties shall from time to time determine.

     (B) Transmedia shall issue and mail to each DALC Member a check equal to the requisite discount applicable to such Member's total expenditures during qualified visits at Merchants during the previous month or (ii) if elected by a DALC Member (and permitted under a DALC Sponsor contract, if any), arrange to have the requisite discount reflected on the DALC Member's credit card statement. Rebate checks, if applicable, should be processed within fifteen (15) business days of the end of the calendar month in which the rebate was earned.

IV.  CUSTOMER SERVICE

Transmedia shall use commercially reasonable efforts to achieve the following customer service standards on a per calendar quarter basis:

     (A) Transmedia shall maintain a toll-free customer service number which shall be set forth on all directories.

     (B) Transmedia representatives (or communicators employed by vendors) shall approach each customer call courteously and professionally.

     (C) The communicator who makes or receives calls shall clearly identify himself or herself when the call begins.

     (D) Transmedia shall use commercially reasonable efforts to ensure that all communicators understand the call subject matter and are able to respond to probable questions.

     (E) All correspondence or customer service inquiries should be resolved within an average of five (5) business days.

     (F) On a monthly basis, all Membership and customer service telephone inquiries should be answered personally within an average of 20 seconds or less.

     (G) On a monthly basis, no greater than an average of five percent (5%) of inbound telephone inquiries should be abandoned.

     (H) On a monthly basis, busy signal rates for inbound telephone inquiries should not exceed an average of five percent (5%) during the hours of 9:00 a.m. to 8:00 p.m., E.S.T.

     (I) Customer Service hours of operation initially shall be 24 hours per day, seven days a week (except legal holidays); provided, however, that Signature shall use commercially reasonable efforts to renegotiate DALC Sponsor contracts to substantially reduce such hours of operation.

     (J) To ensure quality assurance, calls shall periodically be monitored by supervisors (including Transmedia employees or representatives) and recorded.

                                                                         ANNEX B
                                                          to Marketing Agreement


                               ECONOMIC COVENANTS


I. Signature Covenants. Signature and its Affiliates covenant and agree with Transmedia that it shall not during the term of the Agreement to which this Annex B is attached:

     (A) offer rebates to DALC Members in excess of 20% of the gross dining bill (including tax, tip and, if applicable, beverage);

     (B) agree with any person to provide a directory of Merchants more frequently than once per calendar quarter;

     (C) enter into any marketing partner arrangements with existing or hereafter acquired DALC Sponsors pursuant to which the directory, fulfillment and service costs thereof would exceed a standard unit cost agreed to by the Services Committee by more than 5%; or

     (D) sell any new DALC membership during the nine-month period following the date of this Agreement without charging an annual fee of at least $49.00, provided, however, that such amount shall thereafter be subject to adjustment from time to time by the Services Committee (whose approval shall not be unreasonably withheld or delayed);

II. Transmedia Covenants. Transmedia and its Affiliates covenant and agree with Signature that it shall not, during the term of the Agreement to which this Annex B is attached:

     (A) incur new Rights-to-Receive such that the ratio of food and beverage (including tax and tip, if applicable) credits received to cash advanced is not, during the three year period commencing on the date of this Agreement, less than 1.6:1 in the first year, 1.7:1 in the second year and 1.8:1 in the third year; provided, however, that up to 10% of all Rights-to-Receive outstanding at any time or 10% of all Merchants to which such Rights-to-Receive relate (at Transmedia's election) shall be excluded from the foregoing calculation; or

     (B) grant or pay to any salesperson, independent contractor or other sales personnel commissions in a manner or in an amount inconsistent with Transmedia's practices in respect of sales of the Transmedia Program; provided, however, that for five years after the date hereof, Transmedia shall not exceed the following commission standards:

          (i) For tier one sales people, 5% for the first year of the restaurant contract and 2% for each subsequent year renewal; and

          (ii) For tier two sales people (defined as sales people with a restaurant portfolio in excess of $3 million in gross usage per year), 3% for the first year of the restaurant contract and 2% for each subsequent year renewal;

          provided, further, that these standards shall be subject to adjustment by the Services Committee after the end of the fifth year following the date of this Agreement.

                                TABLE OF CONTENTS
                                                                            Page

                                ARTICLE I GENERAL

ARTICLE II SERVICES COMMITTEE

  2.1     Services Committee                                                   2
  2.2     Meetings                                                             2
  2.3     Specific Responsibilities of the Services Committee                  2
  2.4     Voting                                                               3

 ARTICLE III ROLES AND RESPONSIBILITIES OF THE PARTIES
  3.1     Signature Responsibilities                                           3
  3.2     Transmedia Responsibilities.                                         5

  ARTICLE IV MARKETING AND PROMOTION; EXPENSES; LICENSE OF INTELLECTUAL PROPERTY
  4.1     Marketing Efforts                                                    7
  4.2     Advertising and Promotional Materials.                               7
  4.3     Expenses.                                                            8
  4.4     Membership Applications.                                             8
  4.5     Membership Data.                                                     8
  4.6     Licenses of Intellectual Property                                    8
  4.7     No Rights by Implication.                                            8

                          ARTICLE V OPERATING GUIDELINES

  5.1       Operating Guidelines                                               9
  5.2       Opening New Markets                                                9

ARTICLE VI MARKETING EXCLUSIVITY AND SPONSOR INFORMATION

  6.1       Signature Exclusivity.                                            10
  6.2       Non-Exclusivity.                                                  10
  6.3       Membership Files and Data                                         10
  6.4       Negotiation of DALC Sponsor Contracts                             11

ARTICLE VII ECONOMIC COVENANTS

  7.1       Economic Covenants                                                11

ARTICLE VII MARKETING FEES PAYABLE TO SIGNATURE

  8.1       Fee Sharing.                                                      12
  8.2       Profit-Based Payments                                             12

ARTICLE IX GRANT OF ADDITIONAL MARKETING RIGHTS

  9.1       Transmedia Program Memberships                                    13
  9.2       No Rights to Members or Membership Data.                          13

ARTICLE X OWNERSHIP, CONFIDENTIALITY AND PUBLIC INFORMATION

   10.1        Ownership.                                                     13
   10.2        Ownership Exclusions.                                          14
   10.3        Confidentiality.                                               14
   10.4        Covenant Not to Compete.                                       15
   10.5        Public Announcements.                                          16

ARTICLE XI TERM AND TERMINATION

   11.1        Term.                                                          16
   11.2        Early Termination by Either Party.                             16

ARTICLE XII EFFECT OF TERMINATION

   12.1        Run-off                                                        17
   12.2        Confidential Information.                                      18
   12.3        Accrued Obligations.                                           18
   12.4        Return of Materials.                                           18
   12.5        Remedies.                                                      18
   12.6        Survival.                                                      18

 ARTICLE XIII INDEMNIFICATION

   13.1        Indemnification by Signature.                                  19
   13.2        Indemnification by Transmedia.                                 19
   13.3        Indemnification Procedure.                                     19
   13.4        Consequential Damages.                                         20
   13.5        Subrogation.                                                   20
   13.6        Mitigation                                                     20

ARTICLE XIV MISCELLANEOUS

   14.1        Governing Law.                                                 21
   14.2        Injunctive Relief.                                             21
   14.3        Tax Characterization                                           21
   14.4        Access; Dispute Resolution.                                    21
   14.5        Severability.                                                  22
   14.6        Entire Agreement.                                              23
   14.7        Amendment.                                                     23
   14.8        Notices.                                                       23
   14.9        Assignment                                                     24
   14.10       Standstill.                                                    25
   14.11       Headings and References.                                       25
   14.12       No Agency; No Partnership.                                     26
   14.13       Counterparts.                                                  26

Schedule I     Definitions


Annex A        Operating Guidelines
Annex B        Economic Covenants

                                                                       Exhibit 4

                          TRANSITION SERVICES AGREEMENT



                  TRANSITION SERVICES AGREEMENT dated as of this 30th day of June, 1999 between SIGNATURECARD, INC., an Indiana corporation
("SignatureCard"), and TRANSMEDIA NETWORK INC., a Delaware corporation ("Purchaser").

                                    RECITALS

                  WHEREAS, SignatureCard and Purchaser are parties to an Asset Purchase Agreement dated as of March 17, 1999 (as the same may be amended, modified or supplemented from time to time, the "Purchase Agreement"), pursuant to which Purchaser has agreed to purchase certain assets of SignatureCard related to the membership program operated under the Dining a la Card(R) trade name and service mark (the "DALC Program"); and

                  WHEREAS, Purchaser desires that SignatureCard provide, and SignatureCard is willing to provide, either directly or through its affiliates, certain services during the period and on the other terms and conditions hereinafter set forth, as contemplated by Section 2.1(b)(xiii) of the Purchase Agreement (capitalized terms used and not otherwise defined herein having the meanings ascribed thereto in the Purchase Agreement).

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

I. SECTION SERVICES PROVIDED.

     A. Commencing on the Closing Date and during the term of this Agreement, SignatureCard shall, or shall cause its affiliates to, provide to Purchaser and its subsidiaries (i) inbound customer service support staff and services, (ii) computer and information technology support staff and services and (iii) other incidental support services, all as described on Annex A hereto and in accordance with the requirements of Section 1(b) hereof. SignatureCard shall, or shall cause its affiliates to, furnish such services at the reasonable request of, and on reasonable and customary notice to, Purchaser, consistent with its past practice during the twelve month period prior to the date hereof and consistent with the standards of conduct applicable to Purchaser under the Operating Guidelines pursuant to the Services Collaboration Agreement between the parties of even date herewith (the "Services Collaboration Agreement").

     A. The services to be provided hereunder shall be consistent in kind, quality and amount with those that SignatureCard or its affiliates have provided to the DALC Program in the ordinary course of business during the 12 month period prior to the date hereof.

I. SECTION OFFICE SPACE. In addition to the services to be provided pursuant to
Section 1, SignatureCard shall cause Montgomery Ward Life Insurance Company ("MW Life") to enter into a sublease with Purchaser in substantially the form of Exhibit A hereto (the "Sublease") providing for Purchaser's use of the eastern half of the seventh floor of the office space located at 150 North Martingale Road, Schaumburg, Illinois 60173 (as more particularly described in such Sublease and on Annex B hereto), fully outfitted and equipped, as the same has been provided to the DALC Program in the ordinary course of business during the 12 month period prior to the date hereof.

I. SECTION FEES.

     A. Commencing as of the Closing and continuing until the earlier of the expiration of the term or the effective date of a termination of the term under
Section 4 hereof, Purchaser shall pay to SignatureCard (or, in the case of clause (iii) below, its affiliates) the following amounts:

     1. for services provided under Section 1(a)(i) hereof, a flat rate, call cost-per-minute fee (the "Customer Service Fee") equal to $.662 and a flat-rate cost per-member month fee (the "Non-Customer Service Fee") equal to $.035;

     1. for services provided under Section 1(a)(ii) hereof, a flat rate monthly fee (the "Information Technology Support Fee") equal to $128,000 and a flat fee to be mutually agreed upon for other information technology projects (the "Special Projects Fee");

     1. the actual direct costs of SignatureCard (or its affiliates) for telephone charges (other than as paid pursuant to clauses (i) and (ii) above), copy costs, equipment maintenance, faxes and such other incidental charges as are incurred by Purchaser's employees or independent contractors in the office space referred to in Section 2 above; and

     1. the actual direct costs of SignatureCard (and its affiliates) for production and fulfillment of membership materials for the DALC Program provided by the Information Technology Division of National Computer Systems, Inc. prior to August 1, 1999.

     The Customer Service Fee, the Non-Customer Service Fee, the Information Technology Support Fee, the Special Projects Fee and all such other charges shall be payable monthly within 30 days following Purchaser's receipt of an invoice from SignatureCard of the same, together with supporting documentation necessary to substantiate the amount charged and providing operating statistics relative to the DALC Program.

     A.

     1. SignatureCard (or its affiliates) will have the right to retain third parties to provide services hereunder on behalf of Purchaser and its subsidiaries from time to time, in accordance with SignatureCard's customary practice in the ordinary course of business during the 12 month period prior to the date of this Agreement. The use by SignatureCard (or its affiliates) of any such third party will not be subject to approval by Purchaser; provided that if requested by Purchaser, SignatureCard will keep Purchaser advised from time to time regarding any significant use of such third parties and the cost of such use.

     1. SignatureCard (or its affiliates) shall be required to retain such third parties if services to which Purchaser is entitled as described in Section 1 hereof are requested by Purchaser and SignatureCard and its affiliates elected not to employ or hire personnel sufficient to perform such services. SignatureCard shall be reimbursed for the fees and expenses of any such third party retained by SignatureCard or its affiliates, subject to the provisions of
Section 3(a).

I. SECTION TERM.

     A. This Agreement shall continue in effect until March 31, 2000, unless terminated in accordance with Section 4(b) below, provided that if Purchaser desires a continuation of the term of this Agreement beyond March 31, 2000 and Purchaser notifies SignatureCard thereof on or before March 1, 2000, SignatureCard agrees to negotiate with Purchaser in good faith as to the scope and duration of services to be provided and as to appropriate fees therefor based upon the cost to SignatureCard or its affiliates of the provision of such services (including overhead and other allocated costs); provided; however, that nothing in this Section 4(a) shall be construed to require SignatureCard to extend such term.

     A. Purchaser may terminate this Agreement for any reason at any time upon at least 30 days' prior written notice to SignatureCard. Upon termination of this Agreement pursuant to this Section 4(b), the fees payable under Section 3 hereof shall be payable only through the effective date of termination.

     A. SignatureCard may terminate this Agreement upon the occurrence of any of the following events: (i) termination of the Services Collaboration Agreement pursuant to Section 11.2(e) or (f), (ii) termination of the Sublease due to the material breach thereof by Purchaser, or (iii) the failure by Purchaser to make any payment required to be made hereunder, and such failure has not been cured within 60 days following Purchaser's receipt of written notice from SignatureCard of the same. Upon termination of this Agreement pursuant to this
Section 4(c), the fees payable under Section 3 hereof shall be payable only through the effective date of termination.

     A. Upon termination of this Agreement or upon expiration of the term hereof, SignatureCard shall retain all books and records, or copies thereof, pertaining to the business of Purchaser and its subsidiaries used or generated in the course of the provision of services hereunder. Thereafter, SignatureCard will have the right to dispose of such books and records, but will not do so unless it has given Purchaser at least 90 days' prior notice of such disposition and the reasonable opportunity, to the extent practicable, to have such books and records copied or delivered to Purchaser at Purchaser's expense.

I. SECTION INDEPENDENT CONTRACTOR; NO PARTNERSHIP.

     A. SignatureCard shall select the SignatureCard employees to provide services hereunder on a basis consistent with past practice, and such individuals shall not be deemed to be employees of Purchaser or any of its subsidiaries. All work performed hereunder by SignatureCard shall be performed by SignatureCard as an independent contractor and in accordance with past practices of SignatureCard in conducting the DALC Program and the standards set forth in the Operating Guidelines applicable to Purchaser pursuant to the Services Collaboration Agreement.

     A. Notwithstanding anything herein to the contrary, no partnership or joint venture has been created in or by this Agreement or as a result of the provision of services hereunder.

I. SECTION EXCLUSIVE.

     A. Subject to the following sentence, this Agreement shall not be assignable by either party without the express prior written consent of the other party. Either party may assign any or all of its rights and interests and delegate any or all of its obligations under this Agreement to any one or more of its affiliates without the prior written consent of the other party, in which event the relevant rights and obligations of the assignor and remedies available to it hereunder shall extend to and be enforceable by such affiliate; provided, however, that the assignor shall remain, and the assignee shall be, fully liable for the performance of all such obligations in the manner prescribed in this Agreement. In the event of any such assignment and delegation, any reference to the assignor by name or as a "party" in this Agreement shall be deemed to refer to such assignee and shall be deemed to include both the assignor and such assignee where appropriate. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors (including by merger, sale or otherwise) and assigns. Any assignment in contravention of the provisions of this Section 5(a) shall be void.

     A. This Agreement may be amended only by an instrument in writing or executed by the parties hereto. This Agreement does not amend, modify or supersede the Purchase Agreement in any way.

I. SECTION NOTICES. All notices and other written communications hereunder shall be in writing and shall be given in accordance with the provisions of the Purchase Agreement.

I. SECTION SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage will occur if any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity; provided, however, that each of the parties agrees to provide the other with written notice at least two business days prior to filing any motion or other pleading seeking a temporary restraining order, a temporary or permanent injunction, specific performance, or any other equitable remedy and to give the other and its counsel a reasonable opportunity to attend and participate in any judicial or administrative hearing or other proceeding held to adjudicate or rule upon any such motion or pleading.

I. SECTION GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

I. SECTION SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

I. SECTION COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

I. SECTION DISPUTE RESOLUTION (MEDIATION). SignatureCard and Purchaser will endeavor in good faith to promptly, reasonably and equitably settle disputes arising out of or relating to this Agreement or the breach hereof (including claims with respect to a party's performance, failure to perform or adequacy of performance hereunder). All disputes which the parties cannot settled in the normal course of business shall be settled with the assistance of the Services Committee pursuant to the terms of the Services Collaboration Agreement or, in the event the Services Committee shall fail, mediated in accordance with the provisions of Section 14.4(b) of the Services Collaboration Agreement. Any such mediation shall be concluded within 30 days of its commencement.

I. SECTION DISPUTE RESOLUTION (ARBITRATION). If the mediation provided by
Section 12 of this Agreement is unsuccessful, it is agreed that any controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be presented for arbitration within 60 days of the conclusion of such mediation. Such arbitration shall be administered by the American Arbitration Association in Chicago, Illinois under its Commercial Arbitration Rules, before a panel of three (3) arbitrators, one of whom shall be selected by Purchaser, one of whom shall be selected by SignatureCard, and one of whom shall be selected jointly by SignatureCard and Purchaser (or, in the event that Purchaser and SignatureCard cannot agree, by the first two arbitrators). Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the parties. The costs of such arbitration, including without limitation reasonable attorneys' fees, shall be borne by the non-prevailing party. Any such arbitration shall be concluded within ninety (90) days of its commencement.

I. SECTION CONSENT TO JURISDICTION. The parties to this Agreement hereby irrevocably consent to the non-exclusive jurisdiction of any court of civil jurisdiction sitting in Chicago, Illinois, for purposes of enforcing an arbitral award or for any other purpose relating to or arising out of this Agreement.

I. SECTION ANNEXES. The Annexed to this Agreement is deemed a part of this Agreement and is subject to all of the provisions herein (including without limitation Section 4(c) hereof).

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.





               SIGNATURECARD, INC.



            By
               Name:
               Title:



               TRANSMEDIA NETWORK INC.



            By
               Name:
               Title:



                [Signature Page to Transition Services Agreement]

                                     ANNEX A

                             SERVICES TO BE PROVIDED


1.   Maintenance and administration of Internet sites.

2. Reciprocity processing for members and merchants with Signature Japan Co., Ltd. (f/k/a CardPlus Japan Co., Ltd.) ("CPJ") as determined by the Master License Agreement, dated as of October 14, 1996, between Signature and CPJ.

                                     ANNEX B

                          SCHEMATIC OF LEASED PROPERTY

                                [TO BE ATTACHED]